                                  SCHEDULE 13D
                                 (Rule 13d-101)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934
                                Amendment No. __

                              QUANTA SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, par value $0.00001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74762E102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Thomas R. Denison - First Reserve Corporation, 1801 California St., Suite #4110,
                        Denver, CO 80202, (303) 382-1270
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                OCTOBER 15, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                                SEC 1746 (12-91)

-------------------                                           ------------------
CUSIP No. 74762E102                SCHEDULE 13D               Page 2 of 11 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS S.S.
             OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             First Reserve GP IX, Inc.
             I.R.S. No.:  91-209254 2

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             OO

--------------------------------------------------------------------------------
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

--------------------------------------------------------------------------------
                                7      SOLE VOTING POWER
                                       0

         NUMBER OF         -----------------------------------------------------
          SHARES                8      SHARED VOTING POWER
       BENEFICIALLY                    16,666,666 (1)
         OWNED BY
           EACH            -----------------------------------------------------
         REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON                       0
           WITH
                           -----------------------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                       16,666,666 (1)

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
             16,666,666 (1)

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             21.6%

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             CO

--------------------------------------------------------------------------------

(1) Consists of 11,969,766 shares of Common Stock and 4,696,900 shares of Common Stock into which 939,380 shares of Series A Convertible Preferred Stock beneficially owned by First Reserve GP IX, Inc. are convertible.

-------------------                                           ------------------
CUSIP No. 74762E102                SCHEDULE 13D               Page 3 of 11 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS S.S.
             OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             First Reserve GP IX, L.P.
             I.R.S. No.: 91-208465 3

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             OO

--------------------------------------------------------------------------------
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

--------------------------------------------------------------------------------
                                7      SOLE VOTING POWER
                                       0

         NUMBER OF         -----------------------------------------------------
          SHARES                8      SHARED VOTING POWER
       BENEFICIALLY                    16,666,666 (1)
         OWNED BY
           EACH            -----------------------------------------------------
         REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON                       0
           WITH
                           -----------------------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                       16,666,666 (1)

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
             16,666,666 (1)

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             21.6%

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             PN

--------------------------------------------------------------------------------

(1) Consists of 11,969,766 shares of Common Stock and 4,696,900 shares of Common Stock into which 939,380 shares of Series A Convertible Preferred Stock beneficially owned by First Reserve GP IX, L.P. are convertible.

-------------------                                           ------------------
CUSIP No. 74762E102                SCHEDULE 13D               Page 4 of 11 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS S.S.
             OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             First Reserve Fund IX, L.P.
             I.R.S. No.: 91-208465 2

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             OO

--------------------------------------------------------------------------------
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

--------------------------------------------------------------------------------
                                7      SOLE VOTING POWER
                                       0

         NUMBER OF         -----------------------------------------------------
          SHARES                8      SHARED VOTING POWER
       BENEFICIALLY                    16,666,666 (1)
         OWNED BY
           EACH            -----------------------------------------------------
         REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON                       0
           WITH
                           -----------------------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                       16,666,666 (1)

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
             16,666,666 (1)

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             21.6%

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             PN

--------------------------------------------------------------------------------

(1) Consists of 11,969,766 shares of Common Stock and 4,696,900 shares of Common Stock into which 939,380 shares of Series A Convertible Preferred Stock directly owned by First Reserve Fund IX, L.P. are convertible.

ITEM 1. SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, $.00001 par value per share (the "Common Stock"), and shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock, par value $0.00001 per share (the "Series A Preferred Stock") of Quanta Services, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1360 Post Oak Blvd., Suite 2100, Houston, Texas 77056.

ITEM 2. IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed jointly by First Reserve Fund IX, L.P. ("Fund IX"), First Reserve GP IX, L.P. ("GP IX"), and First Reserve GP IX, Inc. ("First Reserve" and collectively, the "Reporting Persons") to report the acquisition by Fund IX of Common Stock and Series A Preferred Stock. GP IX is the general partner of Fund IX, and First Reserve is the general partner of GP
IX. The Reporting Persons, by and through the holdings of Fund IX, directly own more than 5% of the issued and outstanding shares of Common Stock.

         Fund IX is a Delaware limited partnership with a limited term of existence, the principal purpose of which is to make equity, equity-linked and debt investments in companies engaged in various energy and energy related activities. GP IX is a Delaware limited partnership, the sole purpose of which is to act as the general partner of Fund IX. First Reserve is a Delaware corporation and is the general partner of GP IX. The principal business of First Reserve is to be the indirect general partner of Fund IX.

         The principal business and office address of the Reporting Persons is 411 West Putnam Ave., Suite 109, Greenwich, CT 06830.

         Information with respect to the executive officers and directors of First Reserve, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and their citizenship is listed on the attached Schedule I, which is incorporated in this
Schedule 13D by reference.

         During the last five years, none of the Reporting Persons nor any executive officer or director of First Reserve has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the Securities Purchase Agreement, dated October 15, 2002, between Fund IX and the Issuer, Fund IX purchased 8,666,666 shares of Common Stock at a per share price of $3.00 for a total consideration of $25,999,998. Pursuant to the Letter Agreement, dated October 15, 2002, between Fund IX and Aquila, Inc. ("Aquila") (the "Aquila Purchase Agreement") Fund IX also purchased from Aquila 3,303,100 shares of Common Stock at a per share price of $3.00 and 939,380 shares of Series A Preferred Stock at a per share price of $15.00, for a total consideration of $24,000,000. The source of funds for the acquisition of beneficial ownership of Common Stock and Series A Preferred Stock by Fund IX is money contributed by limited and general partners for the investment by Fund IX. Except in relation to its partnership interest in Fund IX, no funds were acquired directly by GP IX, or First Reserve, for their indirect acquisition of beneficial ownership of the Common Stock and Series A Preferred Stock.

ITEM 4. PURPOSE OF TRANSACTION.

         The purchase of shares of Common Stock and Series A Preferred Stock by Fund IX was undertaken for investment purposes. Fund IX also intends to participate in and influence the affairs of the Issuer through the exercise of its voting rights, with respect to the shares of Common Stock and Series A Preferred Stock owned by Fund IX, as limited by the Investor's Rights Agreement, dated October 15, 2002, between Fund IX and the Issuer (the "Investor's Rights Agreement") and the certificate of designation with respect to the Series A Preferred Stock. In addition, upon the receipt of approvals required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") with respect to the transaction, Fund IX will have the right to appoint one director to the Issuer's Board of Directors.

         In addition to the shares of Common Stock Fund IX purchased pursuant to the terms of the Issuer Purchase Agreement, Fund IX has agreed, subject to the satisfaction of certain conditions set forth therein, to purchase 2,430,741 shares of newly issued Series E Convertible Preferred Stock (each share of which, subject to the satisfaction of certain conditions (including approval by the Issuer's Stockholders), will be convertible into 10 shares of Common Stock) of the Issuer (the "Series E Preferred Stock"). If the purchase of Series E Preferred Stock is consummated then, in connection therewith and subject to the satisfaction of certain conditions, Fund IX will have the right to appoint two additional directors, for a total of three, to the Issuer's Board of Directors.

         Fund IX intends to review its investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Common Stock and the Series A Preferred Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Fund IX, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer, subject to the limitations set forth in the Investor's Rights Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         As of August 14, 2002, the Reporting Persons beneficially owned no shares of any class of securities of the Issuer.

                  (a) As of the date hereof, the Reporting Persons are the beneficial owners of Common Stock in the numbers and percentages set forth in the table below.

                                               Number of Shares                         Percentage
        Reporting Party                       Beneficially Owned                         of Class
        ---------------                       ------------------                        ----------

            Fund IX                               11,969,766                             15.5%(3)
                                                   4,696,900(2)                           6.1%(3)
           GP IX (1)                              11,969,766                             15.5%(3)
                                                   4,696,900(2)                           6.1%(3)
       First Reserve (1)                          11,969,766                             15.5%(3)
                                                   4,696,900(2)                           6.1%(3)

(1) Consists of shares of Common Stock owned directly by Fund IX. GP IX is the general partner of Fund IX and may be deemed to beneficially own all of the shares of Common Stock owned by Fund IX. First Reserve, as the general partner of GP IX, may be deemed to beneficially own all of the shares of Common Stock owned by Fund IX.

(2) Consists of 4,696,900 shares of Common Stock into which the 939,380 shares of Series A Preferred Stock owned directly by Fund IX are convertible.

(3) The percentage above is obtained by using as the denominator 77,024,653 shares of outstanding Common Stock, which includes 59,799,848 shares of Common Stock currently outstanding (as indicated as outstanding as of August 9, 2002 in the Issuer's Form 10-Q filed on August 14, 2002) and 17,224,805 shares of Common Stock into which the Issuer's Series A Preferred Stock is convertible (in accordance with Rule 13d-3(d)(1)(i)(D)). This denominator excludes (a) 1,083,750 shares of Limited Vote Common Stock (as indicated as outstanding as of August 9, 2002 in the Issuer's Form 10-Q filed on August 14, 2002), (b) 3,163,396 shares of Common Stock into which the Issuer's Convertible Subordinated Notes can be converted (as indicated in the Issuer's Form 10-Q filed on August 14, 2002), and (c) 9,720,762 shares of Common Stock into which the options issued pursuant to the 2001 Stock Incentive Plan can be exercised (as indicated as outstanding as of May 24, 2002 in the Issuer's Form 14(A) filed on June 4, 2002).

                  As of the date hereof, the Reporting Persons are the beneficial owners of Series A Preferred Stock in the numbers and percentages set forth in the table below.

                                               Number of Shares                       Percentage
          Reporting Party                     Beneficially Owned                       of Class
          ---------------                     ------------------                      ----------

              Fund IX                              939,380                              27.3%
             GP IX (1)                             939,380                              27.3%
         First Reserve (1)                         939,380                              27.3%

(1) Consists of 939,380 shares of Series A Preferred Stock owned directly by Fund IX. GP IX is the general partner of Fund IX and may be deemed to beneficially own the shares of Common Stock owned by Fund IX. First Reserve, as the general partner of GP IX, may be deemed to beneficially own all of the shares of Common Stock owned by Fund IX.

                  (b) Fund IX shares with its general partner the power to vote or to direct the vote of the shares directly held by it. GP IX, as the general partner of Fund IX, and First Reserve, in its role as general partner of GP IX, shares with Fund IX the power to cause Fund IX to dispose of or vote the shares of Common Stock directly held by Fund IX.

                  (c) During the past 60 days, the following transactions were effected:

      REPORTING                                   NUMBER OF
        PARTY                  DATE                SHARES                PRICE              TRANSACTION
      ---------              --------             ---------        ----------------     ------------------

       Fund IX               10/15/02             8,666,666         $3.00 per share      Common Purchased

       Fund IX               10/15/02             3,303,100         $3.00 per share      Common Purchased

       Fund IX               10/15/02              939,380         $15.00 per share     Series A Preferred
                                                                                             Purchased

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

JOINT FILING AGREEMENT

         A Joint Filing Agreement dated October 23, 2002, by and among Fund IX, GP IX, and First Reserve has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit A and incorporated herein by reference.

ISSUER PURCHASE AGREEMENT

         On October 15, 2002, Fund IX and the Issuer entered into the Issuer Purchase Agreement, which provided for the purchase of 8,666,666 shares of Common Stock from the Issuer at a purchase price per share of $3.00. The Issuer Purchase Agreement also provides that, subject to certain conditions, Fund IX will purchase shares of Series E Convertible Preferred Stock, which Fund IX will be able to convert into shares of Common Stock, subject to the receipt of HSR Act approval and approval by the Issuer's stockholders. The Issuer Purchase Agreement includes provisions customary in investments of this type. The Issuer Purchase Agreement is filed as an exhibit to this Schedule 13D and is incorporated by reference herein and the description set forth above is qualified in its entirety by reference thereto.

INVESTOR'S RIGHTS AGREEMENT

         On October 15, 2002, Fund IX and the Issuer entered into the Investor's Rights Agreement.

         The Investor's Rights Agreement provides that Fund IX may transfer its shares of Common Stock to one or more transferees subject to certain restrictions, including a prohibition on transfers to competitors of the Issuer.

         The Investor's Rights Agreement also provides that Fund IX is entitled to (i) three demand registration rights with respect to the Common Stock, (ii) unlimited "piggyback" registrations and (iii) a pre-emptive right to purchase shares of common stock of the Issuer upon the Issuer's issuance of shares to third parties.

         The Investor's Rights Agreement contains so-called "standstill" provisions, which, among other things, (i) prohibit Fund IX from increasing its beneficial ownership of the Issuer's voting securities beyond a specified amount, and (ii) prohibit acquisition proposals, proxy solicitations, group formation or encouragement of third parties for takeover purposes by Fund IX.

         Subject to receipt of approvals under the HSR Act, Fund IX will have the right to appoint one director to the Issuer's Board of Directors. If the purchase of Series E Preferred Stock is consummated then, in connection therewith and subject to the satisfaction of certain conditions, Fund IX will have the right to appoint two additional directors to the Issuer's Board of Directors, subject to reduction in certain circumstances based on the level of Fund IX's ownership of capital stock of the Issuer.

         The Investor's Rights Agreement is filed as an exhibit to this Schedule 13D and is incorporated by reference herein and the description set forth above is qualified in its entirety by reference thereto.

AQUILA PURCHASE AGREEMENT

         On October 15, 2002, Fund IX and Aquila entered into the Aquila Purchase Agreement, pursuant to which Fund IX purchased from Aquila 3,303,100 shares of Common Stock at a purchase price per share of $3.00 and 939,380 shares of Series A Preferred Stock at a purchase price per share of $15.00. The Aquila Purchase Agreement is filed as an exhibit to this Schedule 13D and is incorporated by reference herein and the description set forth above is qualified in its entirety by reference thereto.

FORM OF CERTIFICATE OF DESIGNATION, RIGHTS, AND LIMITATIONS OF SERIES E CONVERTIBLE PREFERRED STOCK

         If the purchase of Series E Preferred Stock is consummated, the Certificate of Designation will designate shares of Issuer's preferred stock as Series E Convertible Preferred Stock and will set forth the terms of the Series E Preferred Stock. The Form of Certificate of Designation is filed as an exhibit to this Schedule 13D and is incorporated by reference herein and the description set forth above is qualified in its entirety by reference thereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.       Joint Filing Agreement of Schedule 13D.

2. Securities Purchase Agreement, dated as of October 15, 2002, between Quanta Services, Inc. and First Reserve Fund IX, L.P.

3. Letter Purchase Agreement, dated as of October 15, 2002, between Aquila, Inc. and First Reserve Fund IX, L.P.

4. Investor's Rights Agreement between Quanta Services, Inc. and First Reserve Fund IX, L.P., dated October 15, 2002.

5. Form of Certificate of Designation, Rights, and Limitations of Series E Convertible Preferred Stock.

                                    SIGNATURE

                  After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  October 23, 2002

                                             FIRST RESERVE FUND IX, L.P.

                                             By:      First Reserve GP IX, L.P.,
                                                       General Partner
                                             By:      First Reserve GP IX, Inc.,
                                                      General Partner

                                             By:      /s/ Thomas R. Denison
                                                --------------------------------
                                             Name:    Thomas R. Denison
                                             Title:   Managing Director



                                             FIRST RESERVE GP IX, L.P.

                                             By:      First Reserve GP IX, Inc.,
                                                      General Partner

                                             By:      /s/ Thomas R. Denison
                                                --------------------------------
                                             Name:    Thomas R. Denison
                                             Title:   Managing Director



                                             FIRST RESERVE GP IX, INC.

                                             By:      /s/ Thomas R. Denison
                                                --------------------------------
                                             Name:    Thomas R. Denison
                                             Title:   Managing Director

                                   SCHEDULE I

The name, business address and present principal occupation or employment of each of the executive officers and directors of the First Reserve GP IX, Inc. are set forth below. Each such person is a citizen of the United States and does not have any other principal occupation:


                                                                                                 Business
Name                                  Position with First Reserve GP IX, Inc.                     Address
----                                  ----------------------------------------                   --------

William E. Macaulay                   Chairman, CEO, Managing Director  and Director                 (1)
John A. Hill                          Vice Chairman and Managing Director                            (1)
Ben A. Guill                          President, Managing Director and Director                      (2)
Thomas J. Sikorski                    Managing Director                                              (1)
Will Honeybourne                      Managing Director                                              (2)
Thomas R. Denison                     Managing Director, General Counsel  and Secretary              (3)
Jennifer G. Zarrilli                  Vice President, Treasurer and Chief Financial Officer          (1)
                                      and Director

(1)      411 W. Putnam Avenue, Suite 109, Greenwich, CT 06830

(2)      600 Travis Street, Suite 6000, Houston, TX 77002

(3)      1801 California Street, Suite 4110, Denver, CO 80202

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

A.                Joint Filing Agreement of Schedule 13D.

B. Securities Purchase Agreement, dated as of October 15, 2002, between Quanta Services, Inc. and First Reserve Fund IX, L.P.

C. Letter Purchase Agreement, dated as of October 15, 2002, between Aquila, Inc. and First Reserve Fund IX, L.P.

D.                Investor's Rights Agreement between Quanta Services, Inc. and
                  First Reserve Fund IX, L.P., dated October 15, 2002.

E.                Form of Certificate of Designation, Rights, and Limitations of
                  Series E Convertible Preferred Stock.

                                    EXHIBIT A
                             JOINT FILING AGREEMENT


         We, the signatories of the statement on Schedule 13D filed with respect to the Common Stock of Quanta Services, Inc., to which this Agreement is attached, hereby agree this 23rd day of October, 2002, that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934.


                                             FIRST RESERVE FUND IX, L.P.

                                             By:      First Reserve GP IX, L.P.,
                                                       General Partner
                                             By:      First Reserve GP IX, Inc.,
                                                      General Partner

                                             By:      /s/ Thomas R. Denison
                                                --------------------------------
                                             Name:    Thomas R. Denison
                                             Title:   Managing Director



                                             FIRST RESERVE GP IX, L.P.

                                             By:      First Reserve GP IX, Inc.,
                                                      General Partner

                                             By:      /s/ Thomas R. Denison
                                                --------------------------------
                                             Name:    Thomas R. Denison
                                             Title:   Managing Director



                                             FIRST RESERVE GP IX, INC.

                                             By:      /s/ Thomas R. Denison
                                                --------------------------------
                                             Name:    Thomas R. Denison
                                             Title:   Managing Director

                                    EXHIBIT B




================================================================================






                          SECURITIES PURCHASE AGREEMENT


                                     BETWEEN


                              QUANTA SERVICES, INC.

                                       AND

                           FIRST RESERVE FUND IX, L.P.


                          DATED AS OF OCTOBER 15, 2002




================================================================================

                                TABLE OF CONTENTS

                                                                                                               Page
ARTICLE I.           DEFINITIONS..................................................................................1

   Section 1.01      Definitions..................................................................................1
   Section 1.02      Accounting Procedures and Interpretation.....................................................9

ARTICLE II.          AGREEMENT TO SELL AND PURCHASE...............................................................9

   Section 2.01      Authorization of Shares......................................................................9
   Section 2.02      Sale and Purchase............................................................................9
   Section 2.03      Closing.....................................................................................10
   Section 2.04      Delivery....................................................................................10
   Section 2.05      Conversion..................................................................................10

ARTICLE III.         REPRESENTATIONS AND WARRANTIES OF THE COMPANY...............................................10

   Section 3.01      Corporate Existence.........................................................................10
   Section 3.02      Company SEC Documents.......................................................................11
   Section 3.03      No Material Adverse Change..................................................................11
   Section 3.04      Litigation..................................................................................12
   Section 3.05      No Breach...................................................................................12
   Section 3.06      Authority...................................................................................13
   Section 3.07      Approvals...................................................................................13
   Section 3.08      Employee Benefit Matters....................................................................13
   Section 3.09      Taxes.......................................................................................13
   Section 3.10      Assets......................................................................................14
   Section 3.11      No Material Misstatements...................................................................14
   Section 3.12      Investment Company Act......................................................................14
   Section 3.13      Public Utility Holding Company Act..........................................................14
   Section 3.14      No Violation................................................................................14
   Section 3.15      Environmental Matters.......................................................................14
   Section 3.16      Insurance...................................................................................15
   Section 3.17      Capitalization..............................................................................15
   Section 3.18      Conversion Shares...........................................................................16
   Section 3.19      Certain Fees................................................................................16
   Section 3.20      Licenses....................................................................................17
   Section 3.21      Undisclosed Liabilities.....................................................................17
   Section 3.22      Labor Relations.............................................................................17
   Section 3.23      State Takeover Statutes.....................................................................17
   Section 3.24      Stockholders' Rights Plan...................................................................17

ARTICLE IV.          REPRESENTATIONS AND WARRANTIES OF THE PURCHASER.............................................18

   Section 4.01      Organization................................................................................18
   Section 4.02      Authorization of Transaction................................................................18
   Section 4.03      Noncontravention............................................................................18
   Section 4.04      Litigation..................................................................................18
   Section 4.05      Investment..................................................................................19

   Section 4.06      Nature of Purchaser.........................................................................19
   Section 4.07      Receipt of Information; Authorization.......................................................19
   Section 4.08      Anti-Hedging................................................................................19
   Section 4.09      Restricted Securities.......................................................................19
   Section 4.10      Certain Fee.................................................................................20
   Section 4.11      No Implied Representations..................................................................20

ARTICLE V.           CONDITIONS TO CLOSINGS......................................................................20

   Section 5.01      Conditions to the Purchaser's Obligation to Purchase the Shares at the Tranche I Closing....20
   Section 5.02      Conditions to the Purchaser's Obligation to Purchase Shares at the Tranche II Closing.......21
   Section 5.03      Conditions to Obligations of the Company....................................................23

ARTICLE VI.          COVENANTS...................................................................................24

   Section 6.01      Financial Statements and Reports............................................................24
   Section 6.02      Maintenance, Etc............................................................................25
   Section 6.03      Further Assurances..........................................................................25
   Section 6.04      Efforts; Performance of Obligations.........................................................25
   Section 6.05      Shares......................................................................................26
   Section 6.06      Insurance...................................................................................26
   Section 6.07      Use of Proceeds.............................................................................26
   Section 6.08      Notification of Certain Matters.............................................................26
   Section 6.09      Nomination of First Reserve Director Designee(s)............................................26
   Section 6.10      Venture Capital Operating Companies.........................................................26
   Section 6.11      Covenant Amendments.........................................................................26
   Section 6.12      Calling of Stockholders' Meeting............................................................26
   Section 6.13      Fees and Expenses...........................................................................27
   Section 6.14      Termination of Certain Covenants............................................................27
   Section 6.15      Grounds for Termination.....................................................................27
   Section 6.16      Effect of Termination.......................................................................27

ARTICLE VII.         MISCELLANEOUS...............................................................................28

   Section 7.01      Interpretation and Survival of Provisions...................................................28
   Section 7.02      Indemnification, Costs and Expenses.........................................................28
   Section 7.03      No Waiver; Modifications in Writing.........................................................31
   Section 7.04      Binding Effect; Assignment..................................................................31
   Section 7.05      Replacement Securities......................................................................32
   Section 7.06      Communications..............................................................................32
   Section 7.07      Governing Law; Consent to Jurisdiction......................................................33
   Section 7.08      Expenses....................................................................................34
   Section 7.09      Execution in Counterparts...................................................................34
   Section 7.10      No Third Party Beneficiaries................................................................34

Exhibits:

Exhibit A-1   -   Form of Opinion of Company Counsel
Exhibit A-2   -   Form of Opinion of Winston & Strawn
Exhibit B     -   Certificate of Designation
Exhibit C     -   Investor's Rights Agreement
Exhibit D     -   Aquila Consent


Schedules:

Schedule 3.01         -    Subsidiaries
Schedule 3.03         -    Material Adverse Change
Schedule 3.04         -    Litigation
Schedule 3.05         -    No Breach
Schedule 3.07         -    Approvals
Schedule 3.09         -    Taxes
Schedule 3.15         -    Environmental Matters
Schedule 3.16         -    Insurance
Schedule 3.17         -    Capitalization
Schedule 3.19         -    Fees
Schedule 3.20         -    Licenses
Schedule 3.21         -    Undisclosed Liabilities
Schedule 3.22         -    Labor Relations

                          SECURITIES PURCHASE AGREEMENT

                  SECURITIES PURCHASE AGREEMENT, dated as of October 15, 2002 (this "Agreement"), by and between QUANTA SERVICES, INC., a Delaware corporation (the "Company"), and FIRST RESERVE FUND IX, L.P., a Delaware limited partnership ("Purchaser").

                  In consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

                                   ARTICLE I.
                                   DEFINITIONS

                  Section 1.01 Definitions. As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

                  "Action" against a Person means any lawsuit, action, proceeding, investigation or complaint before any Governmental Authority, mediator or arbitrator.

                  "Affiliate" of any Person means (i) any Person directly or indirectly controlled by, controlling or under common control with such first Person, (ii) any director or officer of such first Person or of any Person referred to in clause (i) above and (iii) if any Person in clause (i) above is an individual, any member of the immediate family (including parents, spouse and children) of such individual and any trust whose principal beneficiary is such individual or one or more members of such immediate family and any Person who is controlled by any such member or trust. For purposes of this definition, any Person that owns directly or indirectly 20% or more of the securities having ordinary voting power for the election of directors or other governing body of a corporation or 20% or more of the partnership or other ownership interests of any other Person (other than as a limited partner of such other Person) will be deemed to "control" (including, with its correlative meanings, "controlled by" and "under common control with") such corporation or other Person.

                  "Aquila Consent" means the consent and waiver letter agreement, dated as of the date hereof, by Aquila, Inc. with respect to the transactions contemplated hereby, a copy of which is attached as Exhibit D hereto.

                  "Aquila Documents" means (i) the Securities Purchase Agreement dated as of September 29, 1999, between the Company and UtiliCorp United Inc.,
(ii) the Settlement and Governance Agreement, dated as of May 20, 2002, between the Company and Aquila, Inc., (iii) the Amended and Restated Investor's Rights Agreement, dated as of May 20, 2002, between the Company and Aquila, Inc., (iv) the Certificate of Designation, Rights and Limitations of Series A Convertible Preferred Stock of the Company and (v) the Stockholder's Voting Agreement, dated as of September 21, 1999, between the Company and UtiliCorp United Inc.

                  "Aquila Sale" means the sale by Aquila, Inc., a Delaware corporation, and the purchase by Purchaser at the Tranche I Closing of 3,303,100 shares of Common Stock and 939,380 shares of the Company's Series A Preferred Stock.

                  "Average Trading Price" has the meaning specified in Section 2.02(b).

                  "Basic Documents" means, collectively, this Agreement, the Investor's Rights Agreement, the Certificate of Designation and any and all other agreements or instruments executed and delivered to Purchaser by the Company or any Subsidiary or Affiliate of the Company on even date herewith or at or prior to the Tranche II Closing, or any amendments, supplements, continuations or modifications thereto.

                  "Beneficial Ownership," "Beneficial Owner" and "Beneficially Own" have the meanings ascribed to them in Rule 13d-3 under the Exchange Act in effect on the date hereof.

                  "Board of Directors" means the Board of Directors of the Company.

                  "Business Day" means any day other than a Saturday, Sunday, or a legal holiday for commercial banks in Houston, Texas, or New York, New York.

                  "Capital Stock" of any Person means any and all shares, interests, participations, or other equivalents (however designated) of, or rights, warrants, or options to purchase, corporate stock or any other equity interest (however designated) of or in such Person.

                  "CERCLA" has the meaning specified in the definition of Environmental Laws in this Section 1.01.

                  "Certificate of Designation" has the meaning specified in
Section 2.01.

                  "Claims" has the meaning specified in the definition of Environmental Claims in this Section 1.01.

                  "Closing" has the meaning specified in Section 2.04.

                  "Closing Date" means, as applicable, the date upon which the Tranche I Closing or Tranche II Closing occurs as provided in Section 2.03.

                  "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor statute.

                  "Commission" means the United States Securities and Exchange Commission.

                  "Common Shares" has the meaning specified in Section 2.01.

                  "Common Stock" means the common stock, par value $0.00001 per share, of the Company or such other class of securities as shall, after the date of this Agreement, constitute the common equity of the Company.

                  "Company" has the meaning specified in the introductory paragraph.

                  "Company SEC Documents" has the meaning specified in Section 3.02.

                  "Consolidated Subsidiaries" means each Subsidiary of the Company (whether now existing or hereafter created or acquired), the financial statements of which shall be (or should have been) consolidated with the financial statements of the Company in accordance with GAAP.

                  "Conversion Shares" has the meaning specified in Section 2.01.

                  "Convertible Loan Documents" means the Subordinated Indenture, dated as of July 25, 2000 between the Company and Chase Bank of Texas, National Association as Trustee, and the First Supplemental Indenture, dated as of July 25, 2000, between the Company and Chase Bank of Texas, National Association as Trustee, and all other documents and instruments executed or delivered in connection therewith, as the same may be amended or supplemented from time to time.

                  "Delist" or "Delisted" means the delisting of the shares of stock of a corporation from the exchange such shares are traded on.

                  "DGCL" means the Delaware General Corporation Law.

                  "Employee Plan" means any employee benefit plan, program or policy including thrift plans, stock purchase plans, stock bonus plans, stock option plans, employee stock ownership plans or other incentive or profit sharing arrangements for the benefit of employees, officers or directors of the Company or its Affiliates, with respect to which the Company or any ERISA Affiliate may have any liability or any obligation to contribute, including a Plan or a Multiemployer Plan.

                  "Environmental Claims" means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non- compliance or violations, formal investigations or proceedings relating to any Environmental Law ("Claims") or any permit issued under any Environmental Law, including, without limitation, (i) any and all Claims by governmental or regulatory authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (ii) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from a release or threatened release of Hazardous Materials.

                  "Environmental Laws" means any and all Government Requirements pertaining to the environment in effect in any and all jurisdictions in which the Company or any Subsidiary is conducting or at any time has conducted business, or where any Property of the Company or any Subsidiary is located, including, without limitation, the Oil Pollution Act of 1990 ("OPA"), as amended, the Clean Air Act, as amended, the Comprehensive Environmental, Response, Compensation, and Liability Act of 1980 ("CERCLA"), as amended, the Federal Water Pollution Control Act, as amended, the Occupational Safety and Health Act of 1970, as amended, the Resource Conservation and Recovery Act of 1976 ("RCRA"), as amended, the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Hazardous Materials Transportation Act, as amended, and other environmental conservation or protection laws. As used in the provisions hereof relating to Environmental Laws, the term "oil" has the meaning specified in OPA; the terms "hazardous substance" and "release" (or "threatened release") have the meanings specified in CERCLA, and the terms "solid waste" and "disposal" (or "disposed") have the meanings specified in RCRA; provided, however, that (i) in the event either OPA, CERCLA or RCRA is amended so as to broaden the meaning of any term defined thereby, such broader meaning shall apply subsequent to the effective date of such amendment, and (ii) to the extent the laws of the state in which any Property of the Company or any Subsidiary is located establish a meaning for "oil," "hazardous substance," "release," "solid waste" or "disposal" that is broader than that specified in either OPA, CERCLA or RCRA, such broader meaning shall apply.

                  "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any successor statute.

                  "ERISA Affiliate" means each trade or business (whether or not incorporated) that together with the Company or any Subsidiary of the Company would be deemed to be a "single employer" within the meaning of Section 4001(b)(1) of ERISA or subsections (b), (c), (m) or (o) of section 414 of the Code.

                  "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

                  "Financial Statements" means the financial statement or statements described or referred to in Section 3.02.

                  "GAAP" means generally accepted accounting principles in the United States of America in effect from time to time.

                  "Government Requirement" means any law, statute, code, ordinance, order, determination, rule, regulation, judgment, decree, injunction, franchise, permit, certificate, license, authorization or other directive or requirement (in the case of banking regulatory authorities whether or not having the force of law), including without limitation, Environmental Laws, energy regulations and occupational, safety and health standards or controls of any Governmental Authority.

                  "Governmental Authority" includes the country, the state, county, city and political subdivisions in which any Person or such Person's Property is located or that exercises valid jurisdiction over any Person or such Person's Property, and any court, agency, department, commission, board, bureau or instrumentality of any of them, including monetary authorities, that exercises valid jurisdiction over any Person or such Person's Property. Unless otherwise specified, all references to Governmental Authority herein shall mean a Governmental Authority having jurisdiction over, where applicable, the Company, the Subsidiaries or any of their Property or Purchaser, any Affiliate of Purchaser or any of their respective Property.

                  "Hazardous Material" shall have the meaning assigned to the term Hazardous Substance by CERCLA, and shall include any substance defined as "hazardous" or "toxic" or words used in place thereof under any Environmental Law applicable to the Company or any of its Subsidiaries.

                  "HSR Act" has the meaning specified in Section 3.07.

                  "Indemnified Party" has the meaning specified in Section 7.02(d).

                  "Indemnity Matters" has the meaning specified in Section 7.02(a).

                  "Investor's Rights Agreement" means the First Reserve Investor's Rights Agreement, to be entered into on the Tranche I Closing Date, between the Company and Purchaser relating to, among other things, the registration of the Common Shares and Conversion Shares for public distribution.

                  "Licenses" has the meaning specified in Section 3.20.

                  "Lien" means any interest in Property securing an obligation owed to, or a claim by, a Person other than the owner of the Property, whether such interest is based on the common law, statute or contract, and whether such obligation or claim is fixed or contingent, and including but not limited to the lien or security interest arising from a mortgage, encumbrance, pledge, security agreement, conditional sale or trust receipt or a lease, consignment or bailment for security purposes. The term "Lien" includes reservations, exceptions, encroachments, easements, rights of way, covenants, conditions, restrictions, leases and other title exceptions and encumbrances affecting Property. For the purpose of this Agreement, a Person shall be deemed to be the owner of any Property that it has acquired or holds subject to a conditional sale agreement, or leases under a financing lease or other arrangement pursuant to which title to the Property has been retained by or vested in some other Person in a transaction intended to create a financing.

                  "Material Adverse Effect" means any material and adverse effect on (i) the assets, liabilities, financial condition, business, operations or affairs of the Company and its Subsidiaries taken as a whole, (ii) the ability of the Company and its Subsidiaries taken as a whole to carry out their business as of the Tranche I Closing Date or as proposed as of the Tranche I Closing Date to be conducted to meet their obligations under the Basic Documents on a timely basis or (iii) the ability of the Company to consummate the transactions under this Agreement and the other Basic Documents.

                  "Material Employment Agreement" means any employment agreement filed as an Exhibit to any of the Company SEC Documents.

                  "Multiemployer Plan" means a Plan defined as such in Section 3(37) or 4001(a)(3) of ERISA.

                  "Note Holders" means each of the holders from time to time of the senior secured notes issued by the Company under the Note Purchase Agreement.

                  "Note Purchase Agreement" means that certain Note Purchase Agreement dated as of March 1, 2000, among the Company, as issuer, and the purchasers listed on "Schedule A" attached thereto, as lenders, and all other documents and instruments executed or delivered in connection therewith, as the same may be amended, restated or supplemented from time to time.

                  "NYSE" has the meaning specified in Section 3.06.

                  "Obligations" means any and all amounts, liabilities and obligations owing from time to time by the Company to Purchaser, pursuant to any of the Basic Documents and all renewals, extensions and/or rearrangements thereof, whether such amounts, liabilities or obligations be liquidated or unliquidated, now existing or hereafter arising, absolute or contingent.

                  "OPA" has the meaning specified in the definition of Environmental Laws in this Section 1.01.

                  "Per Preferred Share Purchase Price" has the meaning specified in Section 2.02.

                  "Person" means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization or government or any agency, instrumentality or political subdivision thereof, or any other form of entity.

                  "Plan" means any employee pension benefit plan, as defined in
Section 3(2) of ERISA, which (i) is currently or hereafter sponsored, maintained or contributed to by the Company, any Subsidiary or an ERISA Affiliate or (ii) was at any time during the preceding three calendar years sponsored, maintained or contributed to, by the Company, any Subsidiary or an ERISA Affiliate.

                  "Preferred Shares" has the meaning specified in Section 2.01.

                  "Property" means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

                  "Purchaser" has the meaning set forth in the introductory paragraph.

                  "RCRA" has the meaning specified in the definition of Environmental Laws in this Section 1.01.

                  "Related Parties" has the meaning specified in Section
7.02(a).

                  "Responsible Officer" means, as to any Person, the Chief Executive Officer, the President or any Vice President of such Person and the Chief Financial Officer of such Person.

                  Unless otherwise specified, all references to a Responsible Officer herein shall mean a Responsible Officer of the Company.

                  "Securities" means the Common Shares, the Preferred Shares and, when issued, the Conversion Shares.

                  "Securities Act" means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

                  "Senior Credit Agreement" means the Third Amended and Restated Credit Agreement dated as of June 14, 1999, among the Company, the Senior Loan Agent, and the Senior Lenders, as it may from time to time be amended, modified, supplemented or increased from time to time, and any Credit Agreement or similar agreement executed in connection with any refinancing of the Senior Loan.

                  "Senior Indebtedness" means all obligations, including the obligation to pay principal and accrued interest, arising under the Senior Loan Documents.

                  "Senior Lenders" means each of the lenders from time to time under the Senior Credit Agreement.

                  "Senior Loan" means, collectively, any advance or advances of principal made by the Senior Lenders to the Company under the Senior Credit Agreement and the other Senior Loan Documents and all accrued but unpaid interest thereon.

                  "Senior Loan Agent" means NationsBank, N.A. doing business as Bank of America, N.A., and any substitute agent, as agent under the Senior Credit Agreement, and any agent, if any, under any refinancing arrangement of the Senior Loan.

                  "Senior Loan Documents" means the Senior Credit Agreement and all promissory notes, collateral documents and other agreements, documents and instruments executed or delivered in connection therewith, as such agreements may be amended, modified or supplemented from time to time.

                  "Series A Preferred Stock" has the meaning specified in
Section 3.17.

                  "Series E Preferred Stock" means the Series E convertible preferred stock, par value $0.00001 per share, of the Company to be issued to Purchaser pursuant to Article II of this Agreement, each share of which is convertible into ten (10) shares of Common Stock (subject to adjustment pursuant to the Certificate of Designation).

                  "Share Calculation Date" has the meaning specified in Section 3.17.

                  "Share Issuance Obligations" has the meaning specified in
Section 3.17.

                  "Shares" has the meaning specified in Section 2.01.

                  "Special Entity" means any joint venture, limited liability company or partnership, general or limited partnership or any other type of partnership or company other than a corporation, in which a Person or one or more of its Subsidiaries is a member, owner, partner or joint venturer and owns, directly or indirectly, at least a majority of the equity of such entity or controls such entity, but excluding any tax partnerships that are not classified as partnerships under state law. For purposes of this definition, any Person that owns directly or indirectly an equity investment in another Person which allows the first Person to manage or elect managers who manage the normal activities of the second Person will be deemed to "control" such second Person (e.g., a sole general partner controls a limited partnership).

                  "Standstill Amount", at any time, shall mean the number of shares of Voting Securities representing 37% of the Voting Securities of the Company, as such amount may be increased from time to time with the consent of a majority of the directors of the Company that were not appointed (pursuant to Article VII of the Investor's Rights Agreement) by, or affiliated with, Investor.

                  "Stockholders' Rights Plan" means the Rights Agreement dated March 8, 2000 between the Company and American Stock Transfer and Trust Company, as amended.

                  "Subsidiary" means (i) any corporation of which at least a majority of the outstanding shares of stock having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by a Person or one or more of its Subsidiaries or by a Person and one or more of its Subsidiaries and (ii) any Special Entity. Unless otherwise indicated herein, each reference to the term "Subsidiary" shall mean a Subsidiary of the Company.

                  "Ten Trading Day Period" means (i) if the Tranche II Closing Date occurs prior to the Company's public announcement (the "Announcement") of its quarterly earnings for the quarter ended September 30, 2002, the ten (10) consecutive Trading Days ending on the fifth Trading Day immediately preceding the Tranche II Closing Date or (ii) if the Tranche II Closing Date occurs after the Announcement, the ten (10) consecutive trading Days ending on the Trading Day immediately preceding the Announcement.

                  "Trading Day" means any day on which the Company's Common Stock is traded on the NYSE.

                  "Tranche I Closing" has the meaning specified in Section 2.03.

                  "Tranche II Closing" has the meaning specified in Section
2.03.

                  "Tranche I Closing Date" has the meaning specified in Section 2.03.

                  "Tranche II Closing Date" has the meaning specified in Section 2.03.

                  "Voting Percentage" means the ratio that the total number of shares of Voting Securities owned by Purchaser bears to the total number of shares of Voting Securities outstanding, in each case assuming full conversion of all outstanding equity securities convertible into Voting Securities (including, without limitation, the Preferred Shares, whether or not they are then convertible), calculated at the time of any determination hereunder.

                  "Voting Securities" means Common Stock or other capital stock of the Company entitled generally to vote in the election of directors, the Series A Preferred Stock and the Preferred Shares (or any equity securities (not including options, warrants or other similar rights) convertible into securities so entitled generally to vote in the election of directors (whether or not then convertible)).

                  Section 1.02 Accounting Procedures and Interpretation. Unless otherwise specified herein, all accounting terms used herein shall be interpreted, all determinations with respect to accounting matters hereunder shall be made, and all Financial Statements and certificates and reports as to financial matters required to be furnished to Purchaser hereunder shall be prepared, in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the Certificate of Designation or, in the case of unaudited statements, as permitted by Form 10-Q promulgated by the Commission) and in compliance as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto.

                                   ARTICLE II.
                         AGREEMENT TO SELL AND PURCHASE

                  Section 2.01 Authorization of Shares. On or prior to the Tranche I Closing, the Company shall have authorized (a) the sale and issuance to Purchaser of the number of shares of Common Stock set forth in Section 2.02 below (the "Common Shares"), (b) the initial sale and issuance to Purchaser of the number of shares of Series E Preferred Stock set forth in Section 2.02 below (the "Preferred Shares", and together with the Common Shares, the "Shares") and
(c) the issuance of shares of Common Stock upon conversion of the Preferred Shares (the "Conversion Shares"). The Preferred Shares shall have the rights, preferences, privileges and restrictions set forth in the Certificate of Designation, Rights, and Limitations of the Series E Preferred Stock of the Company in the form attached hereto as Exhibit B (the "Certificate of Designation"). The Common Shares and the Conversion Shares shall have the rights, preferences, privileges and restrictions set forth in the Company's Certificate of Incorporation.

                  Section 2.02 Sale and Purchase.

                           (a) Subject to the terms and conditions hereof, at the Tranche I Closing (as defined in Section 2.03 below) the Company shall issue and sell to Purchaser, and Purchaser shall purchase from the Company, 8,666,666 Common Shares at a price of $3.00 per share.

                           (b) Subject to the terms and conditions hereof, at the Tranche II Closing (as defined in Section 2.03 below) the Company shall issue and sell to Purchaser, and Purchaser shall purchase from the Company, 2,430,741 Preferred Shares at a price per share of $30.00 per share, but subject to adjustment as hereinafter provided in this
         Section 2.02(b) (the "Per Preferred Share Purchase Price"). In the event that the average of the closing prices of the Common Stock as reported on the NYSE on each of the ten (10) consecutive Trading Days during the Ten Trading Day Period (the "Average Trading Price") shall be greater than $4.00 per share, then the Per Preferred Share Purchase Price shall be increased by an amount equal to ten times one-half of the amount by which such Average Trading Price is greater than $4.00, provided, that such increase shall not exceed $5.00 per Preferred Share.

                           (c) Notwithstanding anything in this Section 2.02 to the contrary, in no event shall the number of Common Shares or Preferred Shares purchased or purchasable pursuant to this Agreement exceed the lesser of the Standstill Amount or the amount of shares the acquisition of which would constitute a change of control (or similar concept) under any of the Company's debt instruments.

                  Section 2.03 Closing. The delivery of the certificate(s) representing the Common Shares, payment by Purchaser of the required consideration and all other instruments required by this Agreement (the "Tranche I Closing") shall take place at 10:00 a.m. on the date of execution of the Agreement at the offices of the Company, 1360 Post Oak Boulevard, Suite 2100, Houston, Texas 77056, or at such other time or place as the Company and Purchaser may mutually agree. The delivery of the certificate(s) representing the Preferred Shares, payment by Purchaser of the required consideration and all other instruments required by this Agreement (the "Tranche II Closing") will occur on the second Trading Day following the satisfaction of the conditions set forth in Sections 5.02 and 5.03 hereof or such other date as is mutually agreed upon by the parties, but in no event shall such date be later than December 7, 2002. Notwithstanding the foregoing, Purchaser may postpone the Tranche II Closing for up to 11 Business Days following any such scheduled Tranche II Closing to the extent the aggregate consideration to fund the purchase price in respect thereof exceeds the amount of funds then on hand at Purchaser. The date of the Tranche I Closing is hereinafter referred to as the "Tranche I Closing Date" and the date of the Tranche II Closing is hereinafter referred to as the "Tranche II Closing Date"). Further, it is the intention of the parties hereto that the Tranche I Closing shall be deemed to have occurred immediately prior to the Aquila Sale.

                  Section 2.04 Delivery. At each of the Tranche I Closing and the Tranche II Closing (as applicable, the "Closing"), subject to the terms and conditions hereof, the Company will deliver to Purchaser all of the Common Shares or Preferred Shares, as applicable, by delivery of a certificate or certificates evidencing the Shares to be purchased at the Closing, free and clear of any Liens or interests of any other party other than those incurred by action or inaction of the Purchaser or its Affiliates, and Purchaser will make payment to the Company of the purchase price therefor by wire transfer of immediately available funds to an account designated by the Company.

                  Section 2.05 Conversion. Purchaser shall have the right, at its option, to convert shares of Series E Preferred Stock into shares of Common Stock upon the terms and conditions (including antidilution adjustments) as more fully specified in the Certificate of Designation.

                                  ARTICLE III.
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

                  The Company represents and warrants to Purchaser, which representations and warranties shall survive the Tranche II Closing for a period of two years, as follows:

                  Section 3.01 Corporate Existence. The Company: (i) is a corporation duly incorporated, legally existing and in good standing under the laws of the State of Delaware; (ii) has all requisite power, and has all material governmental licenses, authorizations, consents and approvals necessary to own its assets and carry on its business as its business is now being or as its business is proposed to be conducted, except where the failure to have all such material governmental licenses, authorizations, consents and approvals would not have a Material Adverse Effect; and (iii) is qualified to do business in all jurisdictions in which the nature of the business conducted by it makes such qualifications necessary and where failure so to qualify would have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is in default in the performance, observance or fulfillment of any provision of, in the case of the Company, its Certificate of Incorporation, as amended and restated, or Bylaws, or, in the case of any Subsidiary, its Certificate of Incorporation, Bylaws or other organizational documents. Schedule 3.01 identifies each Subsidiary of the Company and the ownership of all outstanding Capital Stock of each such Subsidiary. Each of the Company's Subsidiaries that is a corporation is a corporation duly organized, validly existing and in good standing under the laws of the State or other jurisdiction of its incorporation and has all requisite power, and has all material governmental licenses, authorizations, consents and approvals necessary to own its assets and carry on its business as now being or as proposed to be conducted, except where the failure to have all such material governmental licenses, authorizations, consents and approvals would not have a Material Adverse Effect. Each of the Company and each of its Subsidiaries that is a corporation is duly qualified or licensed and in good standing as a foreign corporation, and is authorized to do business, in each jurisdiction in which the ownership or leasing of its respective properties or the character of its respective operations makes such qualification necessary, except where the failure to obtain such qualification, license, authorization or good standing would not have a Material Adverse Effect. Each Subsidiary of the Company that is not a corporation has been duly formed and is duly qualified or licensed and authorized to do business in each jurisdiction in which the ownership or leasing of its respective properties or the character of its respective operations makes such qualification necessary, except where the failure to obtain such qualification, license or authorization would not have a Material Adverse Effect.

                  Section 3.02 Company SEC Documents. The Company has timely filed with the Commission all forms, registrations and proxy statements, reports, schedules and statements required to be filed by it since December 31, 2000, under the Exchange Act or the Securities Act (all documents filed since such date, collectively "Company SEC Documents"). The Company SEC Documents, including, without limitation, any financial statements or schedules included therein, at the time filed (in the case of registration statements and proxy statements, solely on the dates of effectiveness and the dates of mailing, respectively) (except to the extent corrected by a subsequently filed Company SEC Document filed prior to the Tranche I Closing Date) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, (iii) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the Commission), and (iv) fairly present (subject in the case of unaudited statements to normal, recurring and year-end audit adjustments) in all material respects the consolidated financial position of the Company as at the dates thereof and the consolidated results of its operations and cash flows for the periods then ended.

                  Section 3.03 No Material Adverse Change. Except as set forth in or contemplated by the Company SEC Documents filed with the Commission as of the date hereof or in Schedule 3.03, since June 30, 2002, each of the Company and its Subsidiaries has conducted its business in the ordinary course, consistent with past practice, and there has been no (i) change that could reasonably be expected to have a Material Adverse Effect, other than those occurring as a result of general economic or financial conditions or other developments which are not unique to the Company and its Subsidiaries but also affect similarly other Persons who participate or are engaged in the lines of business of which the Company and its Subsidiaries participate or are engaged, (ii) Material Adverse Effect, (iii) declaration, setting aside or payment of any dividend or other distribution with respect to the Company's Capital Stock, (iv) acquisition or disposition of any material asset by the Company or any of its Subsidiaries or any contract or arrangement therefore, otherwise than for fair value in the ordinary course of business or as disclosed in the Company SEC Documents, or (v) material change in the Company's accounting principles, practices or methods.

                  Section 3.04 Litigation. Except as set forth in the Company SEC Documents or as disclosed to Purchaser in Schedule 3.04, there is no Action pending or, to the knowledge of the Company, contemplated or threatened against or affecting the Company, any of its Subsidiaries or any of their respective officers, directors, properties or assets, which relates to or challenges the legality, validity or enforceability of this Agreement, any of the Basic Documents or any other documents or agreements executed or to be executed by the Company pursuant hereto or thereto or in connection herewith or therewith, or which (individually or in the aggregate) reasonably could be expected to have a Material Adverse Effect.

                  Section 3.05 No Breach. The execution, delivery and performance by the Company of this Agreement, the Basic Documents and all other agreements and instruments to be executed and delivered by the Company pursuant hereto or thereto or in connection herewith or therewith, compliance by the Company with the terms and provisions hereof and thereof, the issuance of the Shares and (when issued) the Conversion Shares by the Company, the consummation by the Company of the transaction contemplated hereby or thereby and the application of the proceeds thereof in compliance herewith do not and will not
(a) violate any provision of any law, statute, rule or regulation, order, writ, judgment, injunction, decree, governmental permit, determination or award or other Government Requirement having applicability to the Company or any of its Subsidiaries or any of their respective properties or assets, (b) conflict with or result in a violation of any provision of the charter or bylaws of the Company or its Subsidiaries, (c) require any consent (other than consents set forth on Schedule 3.05), approval or notice under or result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or constitute a change of control (or similar concept)) under (i) any note, bond, mortgage, license, or loan or credit agreement to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties may be bound or (ii) any other contract, agreement, instrument or obligation, (d) result in or require the creation or imposition of any Lien upon or with respect to any of the properties now owned or hereafter acquired by the Company or any of its Subsidiaries or (e) give rise to any anti-dilution or similar adjustment, or any preemptive rights, in respect of any Capital Stock of the Company; with the exception of the conflicts stated (x) in clause (b) of this Section 3.05, (y) in clause (c) of this Section 3.05 (but, in the case of such clause (c), only in respect of the Senior Loan Documents, the Note Purchase Agreement, the Convertible Loan Documents, the Aquila Documents and any Material Employment Agreement) and (z) in clause (e) of this Section 3.05, except where such conflict, violation, default, breach, termination, cancellation, failure to receive consent or approval, or acceleration with respect to the foregoing provisions of this Section 3.05 would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.

                  Section 3.06 Authority. The Company has all necessary power and authority to execute, deliver and perform its obligations under the Basic Documents to which it is a party; and the execution, delivery and performance by the Company of the Basic Documents to which it is a party, have been duly authorized by all necessary action on its part; and the Basic Documents constitute the legal, valid and binding obligations of the Company, enforceable in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer and similar laws affecting creditors' rights generally or by general principles of equity. No approval from the stockholders of the Company is required as a result of the Company's issuance of the Shares or the Conversion Shares or the listing of the Common Shares or the Conversion Shares with the New York Stock Exchange (the "NYSE"), except that the affirmative vote of at least a majority of the votes cast by the holders of Common Stock (with the Series A Preferred Stock being voted on an as converted basis), provided that the total votes cast represent a majority of shares entitled to vote (the "Required Stockholder Vote"), is required under the NYSE rules to approve the issuance of the Conversion Shares.

                  Section 3.07 Approvals. Except as set forth in Schedule 3.07, no authorization, consent, approval, waiver, license, qualification or written exemption from, nor any filing, declaration, qualification or registration with, any Governmental Authority or any other Person that has not been made or obtained and is required in connection with the execution, delivery or performance by the Company of this Agreement or any of the Basic Documents or the issuance by the Company of the Shares or the Conversion Shares, except (i) with respect to the Tranche II Closing, consents and approvals under the applicable requirements of the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) with respect to the Conversion Shares, the receipt of the Required Stockholder Vote and (iii) where the failure to receive such authorization, consent, approval, waiver, license, qualification or written exemption from, or to make such filing, declaration, qualification or registration would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.

                  Section 3.08 Employee Benefit Matters. The Company and its Subsidiaries and each ERISA Affiliate are in compliance in all material respects with all applicable provisions of ERISA or the Code and published interpretations thereunder with respect to all Employee Plans which are subject to ERISA or the Code, except where the failure to be in compliance would not reasonably be likely to have a Material Adverse Effect. No breach or violation of or default by the Company or any ERISA Affiliate under any Employee Plan has occurred which is reasonably likely to have a Material Adverse Effect.

                  Section 3.09 Taxes. Except as set forth in Schedule 3.09, the Company and each of its Subsidiaries have timely and properly prepared and filed all necessary federal, state, local and foreign tax returns with respect to the Company and its Subsidiaries that are required to be filed (taking into consideration any extension periods) and have paid when due all taxes shown to be due thereon and have paid, or made adequate provision (in accordance with GAAP) for the payment of, all other taxes and assessments with respect to the Company and its Subsidiaries to the extent that the same shall have become due (taking into consideration any extension periods), except where the failure to file such returns or to pay, or make provision for the payment of, such taxes and assessments would not have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. Except as set forth in Schedule 3.09, the Company has no knowledge of any tax deficiency that has been asserted against the Company or any Subsidiary which the Company reasonably expects to have a Material Adverse Effect.

                  Section 3.10 Assets. Neither the Company nor any of its Affiliates is a party to any contract, agreement, arrangement or understanding (other than this Agreement and the agreements entered into hereunder) that by its terms purports to obligate, restrict or otherwise bind Purchaser (as Affiliates of the Company or otherwise) including any area of mutual interest, exclusivity, non- competition or other similar agreement.

                  Section 3.11 No Material Misstatements. None of the representations or warranties made by the Company herein or in any Schedule hereto, or certificate furnished by the Company pursuant to this Agreement, when all such documents are read together in their entirety, contains any untrue statement of a material fact, or omits to state any material fact necessary to make the statements contained herein or therein, in light of the circumstances under which made, not misleading.

                  Section 3.12 Investment Company Act. Neither the Company nor any Subsidiary is an "investment company" or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.

                  Section 3.13 Public Utility Holding Company Act. Neither the Company nor any Subsidiary is a "holding company," or a "subsidiary company" of a "holding company," or an "affiliate" of a "holding company" or of a "subsidiary company" of a "holding company," or a "public utility" within the meaning of the Public Utility Holding Company Act of 1935, as amended.

                  Section 3.14 No Violation. Neither the Company nor any of its Subsidiaries is (a) in default (nor has an event occurred which, with notice or passage of time or both, would constitute such a default) under or in violation of any provision of (i) any loan or credit agreement (including the Senior Loan Documents, the Note Purchase Agreement and the Convertible Loan Documents), (ii) any Aquila Documents or (iii) any other agreement or instrument to which it is a party or by which it or any of its properties may be bound, (b) a party to any order of any Governmental Authority arising out of any Action, which such violation, default or action in clauses (a)(iii) or (b) could reasonably be expected to have a Material Adverse Effect, (c) in violation of any statute, rule or regulation of any Governmental Authority or any governmental permit, which violation could reasonably be expected to (individually or in the aggregate) (x) affect the legality, validity or enforceability by Purchaser of this Agreement or any of the Basic Documents or (y) have a Material Adverse Effect.

                  Section 3.15 Environmental Matters.

                           (a) Environmental Laws. The Company and its
         Subsidiaries have complied with, and will be in compliance with, all applicable Environmental Laws and the requirements of any permits issued under such Environmental Laws except where failure to so comply could not reasonably be expected to have a Material Adverse Effect. Except as set forth in Schedule 3.15, to the knowledge of the Company, there are no pending, past or threatened Environmental Claims against the Company or any of its Subsidiaries or any Property owned or operated by the Company or any of its Subsidiaries which could reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 3.15, to the knowledge of the Company, there are no conditions or occurrences on or emanating from any Property owned or operated by the Company or any of its Subsidiaries or on any property adjoining or in the vicinity of any such Property that could reasonably be expected (i) to form the basis of an Environmental Claim against the Company or any of its Subsidiaries or any Property owned or operated by the Company or any of its Subsidiaries or (ii) to cause any Property owned or operated by the Company or any of its Subsidiaries to be subject to any material restrictions on the ownership, occupancy, the current or intended use or transferability of such Property by the Company or any of its Subsidiaries under any applicable Environmental Law, except for any such condition or occurrence described in clauses (i) or (ii) which could not reasonably be expected to have a Material Adverse Effect.

                           (b) Hazardous Materials. Except as set forth on
         Schedule 3.15, to the knowledge of the Company (i) Hazardous Materials have not at any time been generated, used, treated or stored on, or transported to or from, any property owned or operated by the Company or any of its Subsidiaries in a manner that has violated or could reasonably be expected to violate any Environmental Law, except for such violation which could not reasonably be expected to have a Material Adverse Effect, and (ii) Hazardous Materials have not at any time been released on or from any property owned or operated by the Company or any of its Subsidiaries in a manner that has violated or could reasonably be expected to violate any Environmental Law, except for such violation which could not reasonably be expected to have a Material Adverse Effect.

                  Section 3.16 Insurance. Except as set forth in Schedule 3.16, the Company and its Subsidiaries (for such time period after an entity became a Subsidiary of the Company) have policies of property and casualty insurance and bonds of the type and in amounts customarily carried by persons conducting business or owning assets similar to those of the Company and its Subsidiaries. There is no material claim pending under any of such policies or bonds as to which coverage has been, nor any basis for the Company to reasonably believe that a material claim will be, questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and the Company and its Subsidiaries are otherwise in compliance with the terms of such policies and bonds. Except as set forth in Schedule 3.16, the Company has no knowledge of, since December 31, 2001, any threatened termination of, or material premium increase with respect to, any of such policies. Schedule 3.16 identifies all risks, if any, of the Company or any of its Subsidiaries that are self-insured and might have a Material Adverse Effect.

                  Section 3.17 Capitalization. The authorized Capital Stock of the Company consists of (a) 300,000,000 shares of Common Stock, par value $0.00001 per share, 59,799,848 shares are issued and outstanding as of the end of the day immediately preceding the Tranche I Closing Date (the "Share Calculation Date") and 926,371 shares of Common Stock are held in treasury; (b) 3,345,333 shares of Limited Vote Common Stock, par value $0.00001 per share, of which 1,083,750 shares are issued and outstanding as of the Share Calculation Date; and (c) 10,000,000 shares of preferred stock, par value $0.00001 per share, of which (x) 3,444,961 shares have been designated Series A convertible preferred stock, par value $0.0001 per share (the "Series A Preferred Stock"), of which all 3,444,961 shares are issued and outstanding as of the Share Calculation Date, which shares are convertible into 17,224,805 shares of Common Stock (which number of shares (assuming delivery of the Aquila Consent) will not be subject to adjustment as a result of the transactions contemplated by this Agreement), (y) 1,000,000 shares have been designated Series B junior participating preferred stock, par value $0.00001 per share (the "Series B Preferred Stock"), of which no shares are issued and outstanding as of the Share Calculation Date, and (z) 1,000,000 shares have been designated Series C junior convertible preferred stock, par value $0.00001 per share (the "Series C Preferred Stock"), of which no shares are issued and outstanding as of the Share Calculation Date; provided, that as of the Tranche II Closing Date, no shares of the Series B Preferred Stock or Series C Preferred Stock will be designated, issued or outstanding, 1,000,000 shares will be designated Series D junior participating preferred stock, par value $0.00001 per share, of which no shares will be issued and outstanding, and 3,918,209 shares will be designated Series E Preferred Stock of which, immediately prior to the Tranche II Closing, no shares will be issued and outstanding. All outstanding shares of Common Stock, Limited Vote Common Stock and Series A Preferred Stock are validly issued, fully paid and nonassessable and were issued free of preemptive rights. Except as set forth on Schedule 3.17, the Company is not a party to any voting trust or other agreement with respect to the voting of its Capital Stock. Except as set forth in Schedule 3.17, there are as of the Share Calculation Date no (i) outstanding securities convertible into or exchangeable for Capital Stock of the Company or
(ii) contracts, commitments, agreements, understandings or arrangements of any kind to which the Company is a party obligating the Company under any circumstance to issue any Capital Stock (including by virtue of anti-dilution provisions of any Capital Stock), or any securities convertible into or exchangeable for or rights to purchase or subscribe for Capital Stock of the Company, other than this Agreement (the "Share Issuance Obligations"). Schedule
3.17 reasonably sets forth information regarding the Share Issuance Obligations. Except as set forth on Schedule 3.17 neither the Company nor any of its Subsidiaries is a party to or bound by any agreement with respect to any of its securities that grants registration rights to any Person.

                  Section 3.18 Conversion Shares. The Conversion Shares, when issued and delivered in accordance with the terms of the Certificate of Designation, will be duly and validly issued, fully paid, non-assessable, free of preemptive rights of other stockholders and free from all Liens (except any Liens created or suffered to be created by Purchaser or its Affiliates) and will not be subject to any restriction on the voting or transfer thereof created by the Company, other than the restrictions set forth in Section 4.05 of this Agreement and pursuant to the Investor's Rights Agreement. The Company has duly and validly reserved the Conversion Shares for issuance upon conversion of the Shares.

                  Section 3.19 Certain Fees. Except for the fees payable to Goldman, Sachs & Co. described on Schedule 3.19 attached hereto, no fees or commissions will be payable by the Company to brokers, finders, investment bankers, or Purchaser with respect to the issuance and sale of any of the Shares or the consummation of the transactions contemplated by this Agreement. The Company agrees that it will indemnify and hold harmless Purchaser from and against any and all claims, demands, or liabilities for broker's, finders, placement, or other similar fees or commissions incurred by the Company or alleged to have been incurred by the Company in connection with the issuance or sale of the Shares or the consummation of the transaction contemplated by this Agreement.

                  Section 3.20 Licenses. Except as set forth in Schedule 3.20, each of the Company and its Subsidiaries holds all licenses, franchises, permits, consents, registrations, certificates and other approvals (including, without limitation, those relating to environmental matters and worker health and safety) (individually, a "License" and, collectively, "Licenses") required for the conduct of its business as now being conducted, except where the failure to hold any such License would not have a Material Adverse Effect.

                  Section 3.21 Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on the consolidated balance sheet of the Company as of June 30, 2002 or the notes thereto included in the Company SEC Documents or otherwise disclosed in the Company SEC Documents filed with the Commission as of the date hereof (b) those incurred in connection with the execution of the Basic Documents (c) obligations incurred in the ordinary course of business subsequent to June 30, 2002 or (d) as set forth in Schedule 3.21, neither the Company nor any of its subsidiaries have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, and that would be required by GAAP to be disclosed and that, individually or in the aggregate, have or would reasonably be expected to have a Material Adverse Effect.

                  Section 3.22 Labor Relations. Except as disclosed on Schedule 3.22, there is no unfair labor practice litigation involving the Company or any of its subsidiaries either pending before the National Labor Relations Board or a court or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries. Except as disclosed on Schedule 3.22, there is no labor strike, dispute, slowdown or stoppage, either pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, nor has the Company experienced any such labor interruptions over the past two years. The Company considers its relationship with its employees to be good.

                  Section 3.23 State Takeover Statutes. The Board of Directors of the Company has taken all action necessary to render inapplicable to the issuance of Shares and Conversion Shares to Purchaser and the transactions contemplated hereby (including the Aquila Sale) the provisions of Section 203 of the DGCL. No other state takeover statute or similar statute or regulation applies or purports to apply to the issuance of Shares and Conversion Shares to Purchaser and the transactions contemplated hereby (including the Aquila Sale).

                  Section 3.24 Stockholders' Rights Plan. The Company and the Board of Directors have taken all necessary action to render the Stockholders' Rights Plan inapplicable to the issuance of Common Shares, Preferred Shares (including shares issuable as pay-in-kind dividends) and Conversion Shares, the sale of shares pursuant to the Aquila Sale and any other sales or issuances in accordance with the Basic Documents and neither the execution of this Agreement nor the consummation of any of the transactions contemplated hereby will result in the Purchaser becoming an "Acquiring Person" or will result in a "Triggering Event," "Distribution Date," "Flip-In Event," or "Share Acquisition Date" (as such terms are defined in the Stockholders' Rights Plan).

                                   ARTICLE IV.
                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

                  Purchaser represents and warrants to the Company, which representations and warranties shall survive the execution of any Basic Document, that as of the date of this Agreement:

                  Section 4.01 Organization. The Purchaser is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware.

                  Section 4.02 Authorization of Transaction. The Purchaser has all requisite partnership power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby have been validly authorized by all necessary partnership action on the part of the Purchaser. This Agreement has been validly executed and delivered by the Purchaser and, assuming this Agreement constitutes the valid and binding obligation of the Company, constitutes valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

                  Section 4.03 Noncontravention. Neither the execution and delivery by the Purchaser of this Agreement, nor the consummation by the Purchaser of the transactions contemplated hereby, will: (a) conflict with or violate any provision of the partnership agreement of the Purchaser; (b) require on the part of the Purchaser any filing with, or permit, authorization, consent or approval of, any Governmental Entity, except (i) with respect to the Tranche II Closing, consents and approvals under the HSR Act, and (ii) for any filing, permit, authorization, consent or approval which if not obtained or made would not reasonably be expected to result in a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated by this Agreement (a "Purchaser Material Adverse Effect"); (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party any right to terminate or modify, or require any notice, consent or waiver under, any contract or agreement to which the Purchaser is a party or by which the Purchaser is bound, except for (i) any conflict, breach, default, acceleration or right to terminate or modify that would not reasonably be expected to result in a Purchaser Material Adverse Effect or (ii) any notice, consent or waiver the absence of which would not reasonably be expected to result in a Material Adverse Effect; or (d) violate any order, writ, injunction or decree specifically naming, or statute, rule or regulation applicable to, the Purchaser or any of its properties or assets, except for any violation that would not reasonably be expected to result in a Purchaser Material Adverse Effect.

                  Section 4.04 Litigation. There are no actions, suits, claims or legal, administrative or arbitratorial proceedings pending against, or, to the Purchaser's knowledge, threatened against the Purchaser which would adversely affect the Purchaser's performance under this Agreement or the consummation of the transactions contemplated by this Agreement.

                  Section 4.05 Investment. Purchaser represents and warrants to, and covenants and agrees with, the Company that the Shares are being acquired for its own account, not as a nominee or agent, and with no intention of distributing or reselling the Shares or the Conversion Shares or any part thereof and that Purchaser has no present intention of selling or granting any participation in or otherwise distributing the same in any transaction that would be in violation of the securities laws of the United States of America or any State, without prejudice, however, to Purchaser's right at all times to sell or otherwise dispose of all or any part of the Shares or the Conversion Shares under a registration statement under the Securities Act and applicable state securities laws or under an exemption from such registration available thereunder (including, without limitation, if available, Rule 144 promulgated thereunder). If Purchaser should in the future decide to dispose of any of the Shares or the Conversion Shares, Purchaser understands and agrees (a) that it may do so only (i) in compliance with the Securities Act and applicable state securities law, as then in effect, and (ii) in the manner contemplated by any registration statement pursuant to which such securities are being offered, and
(b) that stop-transfer instructions to that effect will be in effect with respect to such securities. Purchaser agrees to the imprinting, so long as appropriate, of a legend on each certificate representing the Securities to the effect as set forth above.

                  Section 4.06 Nature of Purchaser. Purchaser represents and warrants to, and covenants and agrees with, the Company that, (a) it is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated by the Securities and Exchange Commission pursuant to the Securities Act and (b) by reason of its business and financial experience it has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, is able to bear the economic risk of such investment and, at the present time, would be able to afford a complete loss of such investment.

                  Section 4.07 Receipt of Information; Authorization. Purchaser acknowledges that it has had access to information regarding the business, assets, operations, financial condition and results of operations of the Company and has been provided a reasonable opportunity to ask questions of and receive answers from representatives of the Company regarding such matters. Purchaser acknowledges that it has signed a Confidentiality Agreement with the Company, and it hereby re-affirms its obligation under such agreement. Purchaser further acknowledges that it is experienced in investing in corporations and businesses. Purchaser represents and warrants that the purchase of the Shares by it has been duly and properly authorized and this Agreement and each other Basic Document to which Purchaser is (or will at the Tranche II Closing be) a signatory have been (or, with respect to the other Basic Documents, at the Tranche II Closing will be) duly executed and delivered by it or on its behalf.

                  Section 4.08 Anti-Hedging. Purchaser represents and warrants to, and covenants and agrees with, the Company that it will not at any time prior to the tenth anniversary of the Tranche II Closing Date engage in any put, call, option, short-sale, hedge, straddle or similar transactions in the Company's Capital Stock intended to reduce Purchaser's risk of owning the Company's Capital Stock.

                  Section 4.09 Restricted Securities. Purchaser understands that the Securities it is purchasing are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act, only in certain limited circumstances. In this connection, such Purchaser represents that it is familiar with Rule 144 of the Commission promulgated under the Securities Act.

                  Section 4.10 Certain Fee. No fees or commissions will be payable by Purchaser to brokers, finders, or investment bankers with respect to the purchase of any of the Securities or the consummation of the transaction contemplated by this Agreement. Purchaser agrees that it will, jointly and severally, indemnify and hold harmless the Company from and against any and all claims, demands, or liabilities for broker's, finders, placement, or other similar fees or commissions incurred by Purchaser or alleged to have been incurred by Purchaser in connection with the purchase of the Securities or the consummation of the transaction contemplated by this Agreement.

                  Section 4.11 No Implied Representations. Notwithstanding anything to the contrary contained in this Agreement, it is the express understanding of Purchaser that the Company is not making any representation or warranty whatsoever, express or implied, other than those representations and warranties of the Company expressly set forth in this Agreement.

                  Section 4.12 Available Funds. Purchaser has the funds on hand necessary to satisfy its obligation to pay for the Common Shares on the Tranche I Closing Date pursuant to Section 2.02(a). Purchaser has, or will have on the Tranche II Closing Date, the funds on hand necessary to satisfy its obligation to pay for the Preferred Shares on the Tranche II Closing Date pursuant to
Section 2.02(b).

                                   ARTICLE V.
                             CONDITIONS TO CLOSINGS

                  Section 5.01 Conditions to the Purchaser's Obligation to Purchase the Shares at the Tranche I Closing. In addition to any other applicable conditions set forth herein, Purchaser's obligation to purchase the Shares at the Tranche I Closing, is subject to the satisfaction of the following conditions, each of which may be waived in the sole discretion of Purchaser:

                           (a) Representations and Warranties True; Performance of Obligations. The representations and warranties made by the Company in Article III hereof that are qualified as to materiality or Material Adverse Effect shall be true and correct in all respects and the representations and warranties made by the Company in Article III hereof that are not so qualified shall be true and correct in all material respects (other than the representations and warranties set forth in Sections 3.17, 3.23 and 3.24 hereof, which shall be true and correct in all respects) as of the Tranche I Closing Date, except (A) for changes contemplated by this Agreement and (B) for those representations and warranties that address matters only as of a particular date (which representations and warranties which address matters only as of a particular date shall be true and correct in all respects or in all material respects, as the case may be, as of such particular date). The Company shall have performed all obligations and satisfied all conditions herein required to be performed or observed or satisfied by it on or prior to the Tranche I Closing Date;

                           (b) Legal Investment. On the Tranche I Closing Date, the sale and issuance of the Shares shall be legally permitted by all laws, regulations and NYSE listing rules to which Purchaser and the Company are subject;

                           (c) Consents, Permits, and Waivers. The Company shall have obtained all consents, permits and waivers necessary for consummation of the Tranche I Closing Date transactions contemplated by this Agreement and the other Basic Documents;

                           (d) Corporate Documents. The Company shall have delivered to Purchaser or its counsel, copies of all corporate documents of the Company as Purchaser shall reasonably request;

                           (e) Secretary's Certificate; Good Standing
         Certificate. The Company shall have delivered to Purchaser a certificate executed by the Secretary of the Company, dated the Tranche I Closing Date, certifying as to (A) the resolutions of the Board of Directors evidencing approval of the transactions contemplated by and from this Agreement and the Basic Documents and the authorization of the named officer or officers to execute and deliver this Agreement and the Basic Documents, (B) the Certificate of Incorporation and the Bylaws of the Company, in each case, as amended, and (C) certain of the officers of the Company, their titles and examples of their signatures. The Company shall have delivered to Purchaser a certificate, dated as of the Tranche I Closing Date, certifying as to the fulfillment of the condition set forth in Section 5.01(a) hereof. The Company shall have delivered to Purchaser a certificate of the Secretary of State of the State of Delaware, dated a recent date in relation to the Tranche I Closing Date, that the Company is in good standing;

                           (f) No Material Adverse Effect. No event or change has occurred which has had, or could reasonably be expected to have, a Material Adverse Effect;

                           (g) Investor's Rights Agreement. The Investor's Rights Agreement, in the form attached hereto as Exhibit C, shall have been executed and delivered by the Company;

                           (h) Legal Opinion. Purchaser shall have received from legal counsel to the Company and Winston & Strawn opinions addressed to it, dated as of the Tranche I Closing Date, in the forms substantially similar in substance to the forms of opinions attached hereto as Exhibits A-1 and A-2; and

                           (i) Aquila Consent. The Aquila Consent shall have been executed and delivered by Aquila and the Company and be in full force and effect.

                  Section 5.02 Conditions to the Purchaser's Obligation to Purchase Shares at the Tranche II Closing. In addition to any other applicable conditions set forth herein, Purchaser's obligation to purchase the Shares at the Tranche II Closing is subject to the satisfaction of the following conditions, each of which may be waived in the sole discretion of Purchaser:

                           (a) Representations and Warranties True; Performance of Obligations. The representations and warranties made by the Company in Article III hereof shall be true and correct in all material respects (other than the representations and warranties set forth in Sections 3.17, 3.23 and 3.24 hereof, which shall be true and correct in all respects) as of the Tranche II Closing Date, except (A) for changes contemplated by this Agreement and (B) for those representations and warranties that address matters only as of a particular date (which representations and warranties which address matters only as of a particular date shall be true and correct in all respects or in all material respects, as the case may be, as of such particular date). The Company shall have performed all obligations and satisfied all conditions herein required to be performed or observed or satisfied by it on or prior to the Tranche II Closing Date; provided, however, that the Company shall not be deemed to make the representations and warranties set forth in Section 3.03 as of the Tranche II Closing
         Date).

                           (b) Legal Investment. On the Tranche II Closing Date, subject to, in the case of the Conversion Shares, the receipt of the Required Stockholder Vote, the sale and issuance of the Shares shall be legally permitted by all laws, regulations and NYSE listing rules to which Purchaser and the Company are subject;

                           (c) Consents, Permits, and Waivers. The Company shall have obtained all consents, permits and waivers necessary for consummation of the Tranche II Closing Date transactions contemplated by this Agreement and the other Basic Documents;

                           (d) Corporate Documents. The Company shall have delivered to Purchaser or its counsel, copies of all corporate documents of the Company as Purchaser shall reasonably request;

                           (e) Secretary's Certificate; Good Standing
         Certificate. The Company shall have delivered to Purchaser a certificate executed by the Secretary of the Company, dated the Tranche II Closing Date, certifying as to (A) the resolutions of the Board of Directors evidencing approval of the transactions contemplated by and from this Agreement and the Basic Documents and the authorization of the named officer or officers to execute and deliver this Agreement and the Basic Documents, (B) the Certificate of Incorporation and the Bylaws of the Company, in each case, as amended, and (C) certain of the officers of the Company, their titles and examples of their signatures. The Company shall have delivered to Purchaser a certificate, dated as of the Tranche II Closing Date, certifying as to the fulfillment of the condition set forth in Section 5.02(a) hereof. The Company shall have delivered to Purchaser a certificate of the Secretary of State of the State of Delaware, dated a recent date in relation to the Tranche II Closing Date, that the Company is in good standing;

                           (f) Legal Opinion. Purchaser shall have received from the Company's legal counsel and Winston & Strawn opinions addressed to it, dated as of the Tranche II Closing Date, in the forms substantially similar in substance to the forms of opinions attached hereto as Exhibits A-1 and A-2;

                           (g) Certificate of Designation. The Certificate of Designation, in the form set forth in Exhibit B, shall have been adopted and executed by the Company and filed with and certified by the Secretary of State of the State of Delaware;

                           (h) Covenant Amendments. The Company's financial covenants set forth in the Senior Loan Documents and the Note Purchase Agreement shall have been amended effective upon the Tranche II Closing in a manner reasonably acceptable to Purchaser;

                           (i) Aquila Consent. The Aquila Consent shall have been executed and delivered by Aquila and the Company and be in full force and effect; and

                  Section 5.03 Conditions to Obligations of the Company. In addition to any other applicable conditions set forth herein, the Company's obligation to issue and sell the Shares at the Tranche I Closing or Tranche II Closing, as applicable, is subject to the satisfaction, on or prior to such Closing, of the following conditions, each of which may be waived in the sole discretion of the Company:

                           (a) Representations and Warranties True. The representations and warranties made by Purchaser in Article IV hereof that are qualified as to materiality or Material Adverse Effect shall be true and correct in all respects and the representations and warranties made by the Company in Article IV hereof that are not so qualified shall be true and correct in all material respects at each Closing Date except (A) for changes contemplated by this Agreement and
         (B) for those representations and warranties that address matters only as of a particular date (which representations and warranties which address matters only as of a particular date shall be true and correct in all respects or in all material respects, as the case may be, as of such particular date) and (C) where the failure to be true and correct would not reasonably be expected to result in a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement. Purchaser shall have performed all obligations herein required to be performed or complied with by it on or before such Closing Date;

                           (b) Consents, Permits, and Waivers. The Company shall have obtained all consents, permits and waivers necessary for consummation on such Closing Date of the transactions contemplated by this Agreement and the other Basic Documents;

                           (c) Investor's Rights Agreement. With respect to the Tranche I Closing only, the Investor's Rights Agreement, in the form attached hereto as Exhibit C, shall have been executed and delivered by Purchaser;

                           (d) Covenant Amendments. With respect to the Tranche II Closing Date, the Company's financial covenants set forth in the Senior Loan Documents and the Note Purchase Agreement shall have been amended effective upon the Tranche II Closing in a manner reasonably acceptable to the Company.

                                   ARTICLE VI.
                                    COVENANTS

                  Section 6.01 Financial Statements and Reports. The Company shall deliver, or shall cause to be delivered, to Purchaser:

                           (a) Annual Financial Statements. As soon as available and in any event within 90 days after the end of each fiscal year of the Company, the audited consolidated statements of income, stockholders' equity, changes in financial position and cash flow of the Company and its Consolidated Subsidiaries for such fiscal year, and the related consolidated balance sheets of the Company and its Consolidated Subsidiaries as at the end of such fiscal year, and setting forth in each case in comparative form the corresponding figures for the preceding fiscal year, and accompanied by the related opinion of independent public accountants of recognized national standing, which opinion shall state that said financial statements fairly present the consolidated financial condition and results of operations of the Company and its Consolidated Subsidiaries as at the end of, and for, such fiscal year and that such financial statements have been prepared in accordance with GAAP except for such changes in such principles with which the independent public accountants shall have concurred. The provisions of this Section 6.01(a) shall be deemed satisfied as long as the Company timely files financial statements in accordance with, and meeting the requirements of, the Exchange Act, without extension.

                           (b) Quarterly Financial Statements. As soon as available and in any event within 45 days after the end of each of the first three fiscal quarterly periods of each fiscal year of the Company, consolidated statements of income, stockholder's equity, changes in financial position and cash flow of the Company and its Consolidated Subsidiaries for such period and for the period from the beginning of the respective fiscal year to the end of such period, and the related consolidated balance sheets as of the end of the prior fiscal year and at the end of such period, accompanied by the certificate of a Responsible Officer, which certificate shall state that said financial statements fairly present the consolidated financial condition and results of operations of the Company and its Consolidated Subsidiaries in accordance with GAAP, as at the end of, and for, such period (subject to normal year-end audit adjustments). The provisions of this Section 6.01(b) shall be deemed satisfied as long as the Company timely files financial statements in accordance with, and meeting the requirements of, the Exchange Act, without extension.

                           (c) SEC Filings, Etc. Promptly upon its becoming available, each financial statement, report, notice or proxy statement sent by the Company to stockholders generally and each regular or periodic report and any registration statement or prospectus in respect thereof filed by the Company with any securities exchange or the Commission or any successor agency. The requirements of this Section 6.01(c) shall be deemed to be satisfied as to those documents that are filed with the Commission upon the timely filing of such documents with the Commission.

                           (d) Other Matters. Subject to any applicable restrictions on disclosure, from time to time such other information regarding the business, affairs or financial condition of the Company (including, without limitation, any Plan or Multiemployer Plan and any reports or other information required to be filed under ERISA) as Purchaser may reasonably request; provided, however, that the Company shall not be obligated pursuant to this Section 6.01 to provide access to any information that it reasonably considers to be a trade secret or similar confidential information.

                  Section 6.02 Maintenance, Etc. The Company shall and shall cause each Subsidiary to: (a) upon reasonable notice, permit representatives of Purchaser, during normal business hours, to examine, copy and make extracts from its financial books and records, to inspect its Properties, and to discuss its business and affairs with its officers, all to the extent reasonably required by Purchaser; provided, however, that the Company shall not be obligated pursuant to this Section 6.02 to provide access to any information that it reasonably considers to be a trade secret or similar confidential information; (b) preserve and maintain its corporate existence and all of its material attendant rights, privileges and franchises, keep appropriate books of record and account in relation to its business and activities; provided, however, that the Company may purchase or otherwise acquire all or substantially all of the stock or assets of, or otherwise acquire by merger or consolidation, any of its Subsidiaries, and any such Subsidiary may merge into, or consolidate with, or purchase or otherwise acquire all or substantially all of the assets or stock of, or sell all or substantially all of its assets or stock to, any other Subsidiary of the Company or the Company, in each case so long as (i) if the transaction is with the Company, the Company shall be the surviving entity to any such merger or consolidation or (ii) if the transaction is not with the Company, a Subsidiary shall be the surviving entity to any such merger or consolidation; (c) comply with all Governmental Requirements, including, without limitation, any Environmental Laws, except where the failure to comply would not reasonably be expected to have a Material Adverse Effect; and (d) pay and discharge all taxes, assessments and governmental charges or levies imposed on it or on its income or profits or on any of its Property, except for any such tax, assessment, charge or levy the payment of which is being contested in good faith and by proper proceedings and against which adequate reserves are being maintained.

                  Section 6.03 Further Assurances. The Company will cure promptly any defects in the creation and issuance of the Shares and the Conversion Shares and the execution and delivery of the Basic Documents. The Company at its expense will promptly execute and deliver to Purchaser, upon request, all such other documents, agreements and instruments to correct any omissions in the Basic Documents or to make any recordings, to file any notices or obtain any consents, all as may reasonably be necessary or appropriate in connection therewith.

                  Section 6.04 Efforts; Performance of Obligations. Each party agrees to use commercially reasonable efforts to take any and all actions required to consummate the transactions contemplated in this Agreement and the other Basic Documents. Each party will do and perform every act and discharge all of the obligations to be performed and discharged by it under the Certificate of Designation and the other Basic Documents, at the time and times and in the manner specified.

                  Section 6.05 Shares. The Company shall at all times during the term of the Preferred Shares maintain a sufficient number of shares of Common Stock of the Company to be issued as Conversion Shares upon the conversion of all or part of the Preferred Shares.

                  Section 6.06 Insurance. The Company shall maintain such insurance as to comply with all requirements of law and agreements to which the Company or any subsidiary is a party and otherwise sufficient to adequately insure against such risks as are usually insured against in the same general area by companies engaged in the same or similar business for the assets and operations of the Company and each Subsidiary.

                  Section 6.07 Use of Proceeds. The Company shall use the net proceeds from the purchase and sale of the Shares solely (a) for the Company's acquisition program, (b) for general working capital, and (c) to reduce senior debt.

                  Section 6.08 Notification of Certain Matters. The Company shall give prompt notice to Purchaser of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause the failure of the Company to comply with or satisfy any covenant or agreement under this Agreement.

                  Section 6.09 Nomination of First Reserve Director Designee(s). If at any time First Reserve would be entitled to elect one or more directors to the Company's Board of Directors pursuant to the terms of Article VII of the Investor's Rights Agreement, but for the unenforceability of such provision under applicable law, the Company agrees to cause the person(s) that would have been designated by First Reserve under such section to be nominated as directors to the Company's Board of Directors.

                  Section 6.10 Venture Capital Operating Companies. The Company shall cooperate reasonably with Purchaser so that Purchaser may treat the purchase of the Shares as contemplated by this Agreement as "venture capital investments" within the meaning of the applicable "Venture Capital Operating Company" rules issued by the Department of Labor under ERISA.

                  Section 6.11 Covenant Amendments. Promptly following the date hereof, Purchaser and the Company shall cooperate reasonably to develop a proposal with respect to financial covenant amendments to be negotiated among the Company, the Senior Lenders and the Note Holders. The Company and Purchaser shall use their respective commercially reasonable efforts to cause such amendments (with such changes as Company and Purchaser shall agree, acting reasonably) to be effected as promptly as practicable following the date hereof.

                  Section 6.12 Calling of Stockholders' Meeting. The Company shall, upon Purchaser's written request, call a special meeting of the stockholders of the Company before the end of the calendar year 2002 and its Board of Directors shall recommend the approval by the Company's stockholders of
(A) the conversion rights of the Preferred Stock and (B) the issuance of such number of shares of Common Stock as shall be issuable upon the conversion of the Preferred Stock. If the stockholders do not approve such matters at such 2002 special meeting, the Company's Board of Directors shall, upon Purchaser's written request, which written request may be repeated in 2003, 2004, 2005 and 2006, if necessary, recommend the actions set forth in the previous sentence.

                  Section 6.13 Fees and Expenses. The Company shall pay (i) all filing fees associated with all filings required under the HSR Act and any other notification or request for consent, approval or permission that may be required by statute, regulation or judicial decrees in connection with the proposed transaction, (ii) upon the Tranche I Closing, the Company shall reimburse Purchaser for all reasonable fees and expenses incurred by Purchaser in connection therewith and (iii) upon the Tranche II Closing, the Company shall reimburse Purchaser for all reasonable fees and expenses incurred by Purchaser in connection therewith (and, to effect such reimbursements, Purchaser shall be entitled to deduct such amount from any amounts payable to the Company pursuant to this Agreement).

                  Section 6.14 Termination of Certain Covenants. The covenants set forth in Sections 6.01, 6.02, 6.06, 6.07, 6.08 (with respect to covenants which have terminated pursuant to this Section 6.14) and 6.12 shall terminate and be of no further force and effect if the Voting Percentage of Purchaser and its affiliates is less than 10%.

                  Section 6.15 Grounds for Termination. This Agreement may be terminated at any time prior to the Tranche II Closing:

                           (a) by mutual written agreement of the Company and Purchaser;

                           (b) by either the Company or Purchaser if the Tranche II Closing shall not have been consummated on or before December 7, 2002, unless extended by mutual agreement or unless the failure to consummate the Closing is attributable to a failure on the part of the party seeking to terminate this Agreement to perform any obligation required to be performed by such party at or prior to the Tranche II Closing Date; or

                           (c) by either the Company or Purchaser if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any court or Governmental Authority having competent jurisdiction.

                  Any party desiring to terminate this Agreement pursuant to
Section 6.15(b) or 6.15(c) shall promptly give notice of such termination to the other party hereto.

                  Section 6.16 Effect of Termination. If this Agreement is terminated as permitted by Section 6.16, such termination shall be without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other parties to this Agreement; provided that if such termination shall result from the willful (a) failure of any party to fulfill a condition to the performance of the obligations of the other parties, (b) failure to perform a covenant of this Agreement or (c) breach by any parties hereto of any representation or warranty or agreement contained herein, such party shall be fully liable for any and all losses incurred or suffered by the other parties as a result of such failure or breach. The provisions of Sections 6.16, 7.06, 7.07, 7.08, 7.09, 7.10 shall survive any termination hereof pursuant to Section 6.16.

                  Section 6.18 NYSE Listing of Shares. Promptly after the Tranche I Closing Date, the Company shall file a supplemental listing application and obtain the authorization of the NYSE for the issuance of the Common Shares. Promptly after the Company obtains the Required Stockholder Vote, the Company shall file a supplemental listing application and obtain the authorization of the NYSE for the issuance of the Conversion Shares.

                  Section 6.19 Waiver of Accrued Series A Dividends. Purchaser waives any and all rights and benefits in and to any accrued and unpaid dividends which have accrued up to the date hereof and which are unpaid, whether declared or undeclared, with respect to any Series A Preferred Stock being purchased by Purchaser pursuant to the Aquila Sale.

                                  ARTICLE VII.
                                  MISCELLANEOUS

                  Section 7.01 Interpretation and Survival of Provisions. Article, Section, Schedule, and Exhibit references are to this Agreement, unless otherwise specified. All references to instruments, documents, contracts, and agreements are references to such instruments, documents, contracts, and agreements as the same may be amended, supplemented, and otherwise modified from time to time, unless otherwise specified. The word "including" shall mean "including but not limited to." Whenever the Company has an obligation under the Basic Documents, the expense of complying with that obligation shall be an expense of the Company unless otherwise specified. Whenever any determination, consent, or approval is to be made or given by Purchaser, such action shall be in Purchaser's sole discretion unless otherwise specified in this Agreement. If any provision in the Basic Documents is held to be illegal, invalid, not binding, or unenforceable, such provision shall be fully severable and the Basic Documents shall be construed and enforced as if such illegal, invalid, not binding, or unenforceable provision had never comprised a part of the Basic Documents, and the remaining provisions shall remain in full force and effect. The Basic Documents have been reviewed and negotiated by sophisticated parties with access to legal counsel and shall not be construed against the drafter. The representation and warranties of the Company shall survive for the applicable two-year period identified in the first paragraph of Article III above, and the covenants made in this Agreement, or any other Basic Document shall survive the closing of the transactions described herein and remain operative and in full force and effect regardless of (a) any investigation made by or on behalf of the Company or Purchaser or (b) acceptance of any of the Securities and payment therefor and repayment or repurchase thereof. All indemnification obligations of the Company and the provisions of Section 7.02 shall remain operative and in full force and effect unless such obligations are expressly terminated in a writing referencing those individual Sections, regardless of any purported general termination of this Agreement.

                  Section 7.02 Indemnification, Costs and Expenses.

                           (a) Indemnification Regarding Company Activities. The Company agrees to indemnify Purchaser, and its officers, directors, employees, representatives, agents, attorneys, and Affiliates (collectively, "Related Parties") from, hold each of them harmless against and promptly upon demand pay or reimburse each of them for, any and all actions, suits, proceedings (including any investigations, litigation, or inquiries), claims, demands, and causes of action, and, in connection therewith, all reasonable costs, losses, liabilities, damages, or expenses of any kind or nature whatsoever, net of any insurance paid to Purchaser under the Company's insurance arrangements, (collectively, the "Indemnity Matters") that may be incurred by them or asserted against or involve any of them as a result of a claim by a Person that is not an Affiliate of Purchaser or any Related Parties under clauses (i), (ii), (iii) and (v) below (whether or not any of them is designated a party thereto) as a result of, arising out of, or in any way related to (i) any actual or proposed use by the Company of the proceeds of any sale of the Securities, (ii) the operations of the business of the Company or any of its Affiliates,
         (iii) the failure of the Company or any of its Affiliates to comply with any Governmental Requirement, (iv) the breach of the representations, warranties and covenants of the Company contained herein or in any of the other Basic Documents, provided such claim for indemnification relating to a breach of the representations and warranties is made prior to the expiration of such representations and warranties, or (v) any other aspect of this Agreement and the other Basic Documents, including, without limitation, the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any investigations, litigation, or inquiries), or claim and INCLUDING ALL INDEMNITY MATTERS ARISING BY REASON OF THE NEGLIGENCE OF ANY INDEMNITEE (but not Indemnity Matters related to the gross negligence or willful misconduct of any Indemnitee).

                           (b) Indemnification Regarding Taxes. The Company agrees to pay and hold Purchaser harmless from and against any and all present and future stamp and other similar taxes with respect to this Agreement and Basic Documents and save Purchaser harmless from and against any and all liabilities with respect to or resulting from any delay or omission to pay such taxes, and will indemnify Purchaser for the full amount of taxes paid by Purchaser (not to include income or gross receipt tax liability) in respect of payments made or to be made under this Agreement or any other Basic Document and any liability (including penalties, interest, and expenses) arising therefrom or with respect thereto, whether or not such taxes were correctly or legally asserted.

                           (c) Indemnification Regarding Environmental Matters. The Company agrees to indemnify and hold harmless from time to time Purchaser and its Related Parties from and against any and all losses, claims, cost recovery actions, administrative orders or proceedings, damages, and liabilities to which Purchaser and its Related Parties may incur, have asserted against them or involve any of them pursuant to a claim by a Person that is not an Affiliate of Purchaser or any Related Parties (i) under any Environmental Law applicable to the Company, any Subsidiary, or any of their respective Properties, (ii) as a result of the breach or non-compliance by the Company or any Subsidiary with any Environmental Law applicable to the Company or any Subsidiary, or any of their respective Properties, (iii) due to the ownership by the Company or any Subsidiary of their respective Properties or any activity on any of their respective Properties, or any past activity on any of their respective Properties which, though lawful and fully permissible at the time, could result in present liability under any Environmental Law, (iv) the presence, use, release, storage, treatment, or disposal of hazardous substances on or at any of the properties owned or operated by the Company or any Subsidiary, or (v) any other environmental, health, or safety condition in connection with this Agreement or any other Basic Document; provided, however, that the Company shall not be required to indemnify Purchaser or its Related Parties for any diminution in the value of its investment in the Company resulting from any environmental matter described in this Section 7.02(c).

                           (d) Indemnification Procedure. Promptly after Purchaser or other Person indemnified hereunder (hereinafter, the "Indemnified Party") has received notice or has knowledge of any claim for indemnification hereunder, or the commencement of any action or proceeding by a third person, that the Indemnified Party believes in good faith is an indemnifiable claim under this Agreement, the Indemnified Party shall give the Company written notice of such claim or the commencement of such action or proceeding, but failure so to notify the Company will not relieve the Company of any liability which it may have to such Indemnified Party hereunder except to the extent that the Company is materially prejudiced by such failure. Such notice shall state the nature and the basis of such claim. The Company shall have the right to defend and settle, at its own expense and by its own counsel, any such matter. If the Company undertakes to defend or settle, it shall promptly notify the Indemnified Party of its intention to do so, and the Indemnified Party shall cooperate with the Company and its counsel in all commercially reasonable respects in the defense thereof and the settlement thereof. Such cooperation shall include, but shall not be limited to, furnishing the Company with any books, records and other information reasonably requested by the Company and in the Indemnified Party's possession or control. Such cooperation of the Indemnified Party shall be at the cost of the Company. After the Company has notified the Indemnified Party of its intention to undertake to defend or settle any such asserted liability, the Company shall not be liable for any additional legal expenses incurred by the Indemnified Party in connection with any defense or settlement of such asserted liability; provided, however, that the Indemnified Party shall be entitled (i) at its expense, to participate in the defense of such asserted liability and the negotiations of the settlement thereof or
         (ii) if (A) the Company has failed to assume the defense and employ counsel or (B) if the defendants in any such action include both the Indemnified Party and the Company and counsel to the Indemnified Party shall have concluded that there may be reasonable defenses available to the Indemnified Party that are different from or additional to those available to the Company or if the interests of the Indemnified Party reasonably may be deemed to conflict with the interests of the Company, then the Indemnified Party shall have the right to select a separate counsel and to assume such legal defense and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the Company as incurred, and the Company shall not settle any such claim without the consent of the Indemnified Party unless the settlement thereof imposes no liability or obligation on, and includes a complete release from liability of, the Indemnified Party. If the Indemnified Party undertakes such a defense through counsel of its choice, the Indemnified Party may settle such matter, and the Company shall reimburse the Indemnified Party for the amount paid in such settlement and any other liabilities or expenses incurred by the Indemnified Party in connection therewith.

                           (e) Survival. The Company's obligations under this
         Section 7.02 shall survive any termination of this Agreement and the payment of the Obligations.

                           (f) ACKNOWLEDGEMENT. THE INDEMNIFICATION AND RELEASE PROVISIONS PROVIDED FOR IN THIS AGREEMENT SHALL BE APPLICABLE WHETHER OR NOT THE LOSSES, COSTS, EXPENSES AND DAMAGES IN QUESTION AROSE SOLELY OR IN PART FROM (i) THE ACTIVE, PASSIVE OR CONCURRENT NEGLIGENCE (EXCEPT THAT THE COMPANY WILL NOT INDEMNIFY ANY INDEMNIFIED PARTY FOR ANY LOSSES, COSTS, EXPENSES AND DAMAGES ARISING SOLELY OR IN PART FROM THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SUCH INDEMNIFIED PARTY), OR OTHER FAULT OF ANY INDEMNIFIED PARTY OR (ii) ANY ACTION THAT SUBJECTS THE INDEMNIFIED PARTY TO CLAIMS PREMISED IN WHOLE OR IN PART IN STRICT LIABILITY. THE COMPANY AND PURCHASER ACKNOWLEDGE THAT THIS STATEMENT COMPLIES WITH THE EXPRESS NEGLIGENCE RULE AND IS CONSPICUOUS.

                  Section 7.03 No Waiver; Modifications in Writing.

                           (a) Delay. No failure or delay on the part of either party in exercising any right, power, or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or remedy preclude any other or further exercise thereof or the exercise of any right, power, or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to a party at law or in equity or otherwise.

                           (b) Specific Waiver. Except as otherwise provided herein, no amendment, waiver, consent, modification, or termination of any provision of this Agreement or any other Basic Document shall be effective unless signed by the Company and Purchaser. Any amendment, supplement or modification of or to any provision of this Agreement or any other Basic Document, any waiver of any provision of this Agreement or any other Basic Document, and any consent to any departure by the Company from the terms of any provision of this Agreement or any other Basic Document shall be effective only in the specific instance and for the specific purpose for which made or given.

                  Section 7.04 Binding Effect; Assignment.

                           (a) Binding Effect. This Agreement shall be binding upon the Company, Purchaser, and their respective successors and permitted assigns. Except as expressly provided in this Agreement, this Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement, and their respective successors and permitted assigns.

                           (b) Assignment of Shares. All or any portion of Shares or the Conversion Shares purchased pursuant to this Agreement may be sold, assigned or pledged by Purchaser, subject to compliance with applicable securities laws and the restrictions on transfer set forth in the Investor's Rights Agreement.

                           (c) Assignment of Rights. All or any portion of the rights and obligations of Purchaser under this Agreement with respect to the Basic Documents, except as set forth therein, may be transferred by Purchaser; provided, however, that the rights set forth in the Investor's Rights Agreement may not be transferred to a transferee of the Shares or Conversion Shares, except in the case of transfers to one or more Affiliates of Purchaser in accordance with the terms and conditions of the Investor's Rights Agreement; provided, however, that Purchaser may not transfer any rights or obligations under this Agreement to any Competitor (as defined in the Investor's Rights Agreement). Purchaser acknowledges and agrees that it may not transfer any rights or obligations under this Agreement without compliance with all relevant restrictions on transfer of any Common Stock or Preferred Stock imposed by any Basic Document. Without limiting the foregoing, Purchaser shall not transfer Shares representing 15% or more of the outstanding Voting Securities to any one person in a transaction or a series of transactions, unless any such transferee provides to the Company an agreement reasonably acceptable to a majority of the Company's directors that were not appointed (pursuant to Article VII of the Investor's Rights Agreement) by, or affiliated with, Purchaser pursuant to which such transferee agrees to be bound by all provisions of this Agreement applicable to Purchaser; provided, that in no case shall the Voting Percentage ownership of any such transferee exceed the Standstill Amount. Upon any permitted assignment of the Basic Documents, the assignee shall succeed to all of the assignor's rights and obligations under the Basic Documents to the extent assigned and Purchaser shall be automatically released from any such obligations hereunder with respect to the Basic Documents to the extent assigned, except in the case of an assignment to an Affiliate of Purchaser in which event Purchaser shall be secondarily liable in respect of its obligations under the Basic Documents. Upon the request of Purchaser in connection with any transfer of the Shares or Conversion Shares, the Company shall execute and deliver any amendment to this Agreement, and the other Basic Documents reasonably requested by Purchaser to reflect the transfer and delineate the rights of the transferor and the transferee provided that the Company shall not be liable for the expenses incurred in documenting such amendment.

                  Section 7.05 Replacement Securities. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction, or mutilation of any certificate or certificates representing Shares or Conversion Shares and, in the case of any such loss, theft, or destruction, upon delivery of any indemnity or other obligation reasonably requested by the Company or its transfer agent to the Company or, in the case of any such mutilation, upon surrender or cancellation thereof, the Company will issue a new certificate or certificates.

                  Section 7.06 Communications. All notices and demands provided for hereunder shall be in writing and shall be given by registered or certified mail, return receipt requested, telecopy, air courier guaranteeing overnight delivery or personal delivery to the following addresses:

                  If to Purchaser:

                  First Reserve Fund IX, L.P.
                  c/o First Reserve Corporation
                  600 Travis Street
                  Suite 6000
                  Houston, Texas 77002
                  Attention: Ben A. Guill
                  Telecopier: (713) 224-0771

                  With a copy to:

                  Skadden, Arps, Slate, Meagher &
                  Flom LLP
                  Four Times Square
                  New York, New York 10036
                  Attention: Howard L. Ellin
                  Telecopier: (212) 735-2000

                  If to the Company:

                  Quanta Services, Inc.
                  1360 Post Oak Boulevard, Suite 2100
                  Houston, Texas 77056
                  Attention: Vice President and General Counsel
                  Telecopier: (713) 629-7676

                  or to such other address as the Company or any Purchaser may designate in writing. All other communications may be by regular mail or Internet electronic mail. All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; upon actual receipt if sent by certified mail, return receipt requested; when receipt acknowledged, if telecopied; and upon actual receipt when delivered to an air courier guaranteeing overnight delivery.

                  Section 7.07 Governing Law; Consent to Jurisdiction. This Agreement will be construed in accordance with and governed by the laws of the State of Delaware without regard to principles of conflicts of laws. Any judicial proceedings with respect to this Agreement shall be brought in a federal or state court located in the State of Delaware, and by execution and delivery of this Agreement, each party submits, irrevocably and unconditionally, to the exclusive jurisdiction of such court and any related appellate court, irrevocably agrees to be bound by any judgment rendered thereby, and waives any objection to the laying of venue in any such proceedings in such courts. To the fullest extent permitted by law, the parties hereto further agree that service of any process, summons, notice or document by U.S. certified or registered mail to such party's address for notices as set forth in Section 7.06 shall be effective service of process in any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth in the immediately preceding sentence. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, including preliminary relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. If any party shall institute any action or proceeding to enforce the provisions hereof, the party against whom such action or proceeding is brought hereby waives any claim or defense therein that the plaintiff party has an adequate remedy at law. The parties hereto hereby irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in such court has been brought in an inconvenient forum and waive, to the fullest extent permitted by law, all rights to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) arising out of or relating to this Agreement or any of the transactions contemplated hereby.

                  Section 7.08 Expenses. Except as set forth in Section 6.13 hereof, each party to this Agreement shall each bear its own expenses incurred in connection with the transactions contemplated by this Agreement and the Basic Documents.

                  Section 7.09 Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.

                  Section 7.10 No Third Party Beneficiaries. Nothing contained in this Agreement is intended to confer upon any Person other than the parties hereto and their respective successors and permitted assigns, any benefit, right or remedies under or by reason of this Agreement; provided, however, that the parties hereto hereby acknowledge and agree that the Indemnified Parties are third party beneficiaries of this Agreement.

                   REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

                  IN WITNESS WHEREOF, the parties hereto execute this Agreement, effective as of the date first above written.

                                       QUANTA SERVICES, INC.,
                                       a Delaware corporation

                                       By:
                                          --------------------------------------
                                       Name:
                                       Title:

                                       FIRST RESERVE FUND IX, L.P.
                                       By:  First Reserve GP IX, L.P., General
                                            Partner
                                       By:  First Reserve G.P. IX, Inc., General
                                            Partner

                                       By:
                                          --------------------------------------
                                       Name:
                                       Title:










                                SIGNATURE PAGE TO
                          SECURITIES PURCHASE AGREEMENT

                                   EXHIBIT A-1

                       FORM OF OPINION OF COMPANY COUNSEL

                                   EXHIBIT A-2

                       FORM OF OPINION OF WINSTON & STRAWN

                                    EXHIBIT B

                           CERTIFICATE OF DESIGNATION

                                    EXHIBIT C

                           INVESTOR'S RIGHTS AGREEMENT

                                    EXHIBIT D

                                 AQUILA CONSENT

                                   EXHIBIT C

                                  AQUILA, INC.
                              20 WEST NINTH STREET
                           KANSAS CITY, MISSOURI 64105


                                October 15, 2002


First Reserve Fund IX, L.P.
c/o First Reserve Corporation
600 Travis Street
Houston, Texas 77002

Ladies and Gentlemen:

         This letter agreement (this "Agreement") sets forth the terms and conditions pursuant to which Aquila, Inc. ("Aquila") will sell to First Reserve Fund IX, L.P., a Delaware limited partnership ("First Reserve"), and First Reserve will purchase from Aquila, (i) 3,303,100 shares of common stock, par value $0.00001 per share (the "Common Stock") of Quanta Services, Inc., a Delaware corporation ("Quanta") and (ii) 939,380 shares of Series A Convertible Preferred Stock, par value $0.00001 per share, of Quanta (the "Series A Preferred Stock") owned by Aquila. First Reserve and Aquila can be referred to collectively as "Parties" or individually as a "Party" under this Agreement.

         This Agreement is being entered into in connection with (i) the Securities Purchase Agreement between Quanta and First Reserve (the "Purchase Agreement"), to be dated October 15, 2002, and the other agreements contemplated thereunder, whereby First Reserve is purchasing shares of capital stock of Quanta, and (ii) the Consent Letter Agreement between Aquila and Quanta, dated October 15, 2002 (the "Consent Letter"), by which Aquila has agreed to various consents and waivers with respect to the transactions effected by this Agreement and the Purchase Agreement.

         1. Number of Shares. The number of shares of Common Stock that Aquila will sell to First Reserve under this Agreement will be 3,303,100 shares (the "Quanta Common Shares"), and the number of shares of Series A Preferred Stock that Aquila will sell to First Reserve under this Agreement will be 939,380 shares (the "Quanta Preferred Shares" and, together with the Quanta Common Shares, the "Quanta Shares").

         2. Price. First Reserve shall purchase from Aquila (i) the Quanta Common Shares at $3.00 per share and (ii) the Quanta Preferred Shares at $15.00 per share.

         3. Representations and Warranties of First Reserve. By signing this Agreement, First Reserve hereby makes the following representations and warranties:

         a. First Reserve qualifies as an "accredited investor," as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933.

         b. First Reserve has reasonable access to, and has had sufficient opportunity to carefully review and analyze, all material information about Quanta's business, financial condition, operations and value that First Reserve believes to be relevant to its purchase of the Quanta Shares (including, without limitation, a release of Quanta's quarterly financial results for the fiscal quarter ended June 30, 2002). First Reserve is sophisticated and experienced in evaluating the merits and risks involving an investment in Quanta securities and the particulars of the purchase of the Quanta Shares. First Reserve has the ability to bear the economic risks of its purchase of the Quanta Shares, and has been able to obtain all information required in making an informed decision regarding its investment.

         c. First Reserve is acquiring the Quanta Shares for its own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same.

         4. Representations and Warranties of Aquila. By signing this Agreement, Aquila hereby makes the following representations and warranties:

         a. Aquila has reasonable access to, and has had sufficient opportunity to carefully review and analyze, all material information about Quanta's business, financial condition, operations and value that Aquila believes to be relevant to its sale of the Quanta Shares (including, without limitation, a release of Quanta's quarterly financial results for the fiscal quarter ended June 30, 2002).

         b. At the time immediately before the completion of the sale and purchase of the Quanta Shares in accordance with this Agreement, the Quanta Shares shall be Aquila's absolute property free of any security, lien, encumbrance or adverse interest whatsoever and together with all benefits or entitlements applicable to such Quanta Shares, except for those transfer restrictions that might be applicable to the Quanta Shares pursuant to the securities laws.

         c. Aquila has executed and delivered the Consent Letter, a copy of which has been provided to First Reserve.

         5. Acknowledgement and Disclaimer. First Reserve further acknowledges that Aquila may possess certain information regarding Quanta or otherwise (including, but not limited to, its plans and intentions regarding Quanta) that First Reserve may not possess, that such undisclosed information may be material to the value of the Quanta Shares and is not being disclosed to First Reserve and First Reserve has not requested such disclosure. Aquila further acknowledges that First Reserve may possess certain information regarding Quanta or otherwise (including, but not limited to, its plans and intentions regarding Quanta) that Aquila may not possess, and such undisclosed information may be material to the value of the Quanta Shares and is not being disclosed to Aquila and Aquila has not requested such disclosure. Neither Party has relied on any information provided by, or any representation or warranty of, the other Party, except as expressly set forth in this Agreement. Under no circumstances may a Party hold the other Party liable for not disclosing any information.

         6. Closing and Payment. Upon the execution of this Agreement by First Reserve, each respective Party shall simultaneously do the following:

         a. First Reserve shall immediately pay Aquila US$24,000,000 by wire transfer to an account designated by Aquila in writing; and

         b. Aquila shall immediately deliver to First Reserve (i) the stock certificates representing the Quanta Preferred Shares,
                  (ii) the Stock Power with respect to the Quanta Preferred Shares (a sample of which is attached hereto), and (iii) a copy of the transfer instructions from Aquila to Raymond James (where such Quanta Common Shares are held), instructing Raymond James to transfer such shares to an account specified by First Reserve (and Aquila shall take all necessary action to ensure that such transfer is effected).

         7. Governing Law and Dispute Resolution. This Agreement in all respects will be interpreted, construed and governed by and in accordance with the laws of the State of Delaware, U.S. Any disputes or disagreements arising under or related to this Agreement will be subject to the exclusive jurisdiction of the Courts of the State of Delaware or the United States District Court for the District of Delaware.

         8. Indemnification. Each Party acknowledges that (a) it understands the meaning and legal consequences of the representations, warranties and agreements contained herein; (b) the other Party is relying on the accuracy of such representations, warranties and agreements; and (c) the other Party would not have entered into this transaction if any representation, warranty or agreement were known to be materially false. Accordingly, each Party agrees to indemnify and hold harmless the other from and against any and all loss, damage, liability, cost or expense due to or arising out of a breach of any of its representations, warranties or agreements contained herein. This indemnity will survive the purchase and sale of the Quanta Shares herein.

         9. Binding Effect. This Agreement will be binding upon and inure to the benefit of the parties and their heirs, successors, legal representatives and assigns.

         10. Entire Agreement. This Agreement constitutes the entire agreement between the Parties pertaining to the purchase and sale of the Quanta Shares and supersedes any prior understanding.

         11. Counterparts; Facsimile Signatures. This Agreement may be executed in several counterparts, each of which will be deemed an original and which together will constitute one and the same instrument. This Agreement may be executed by facsimile signatures.



                                 Very truly yours,

                                 AQUILA, INC.

                                 By:
                                    -----------------------------------------
                                 Name:
                                 Title:
                                 Date:    October __, 2002


Agreed to and accepted:
FIRST RESERVE FUND IX, L.P.
By:      First Reserve GP IX, L.P.,
         General Partner
By:      First Reserve G.P. IX, Inc.
         General Partner

By:
   ---------------------------------
Name:
Title:
Date:    October __, 2002

                                   STOCK POWER


ASSIGNMENT SEPARATE FROM CERTIFICATE
ASSIGNMENT OF STOCK


FOR VALUE RECEIVED, Aquila, Inc. (formerly known as UtiliCorp United Inc.) hereby sells, assigns and transfers unto FIRST RESERVE FUND IX, L.P., 939,380 shares of the Series A Convertible Preferred Stock of QUANTA SERVICES, INC. ("Quanta"), standing in its name on the books of Quanta, represented by Certificate No. A-002 herewith, and does hereby irrevocably constitute and appoint the Secretary of Quanta to transfer the said 939,380 shares of the Series A Convertible Preferred Stock on the books of Quanta with full power of substitution in the premises.
                                            Aquila, Inc.

                                            By:
                                                -------------------------------
                                            Printed Name:
                                                          ---------------------
                                            Title:
                                                   ----------------------------
                                            Date: October __, 2002

In Presence of:


------------------------



Date: October __, 2002

                                    EXHIBIT D

                    FIRST RESERVE INVESTOR'S RIGHTS AGREEMENT

                  THIS FIRST RESERVE INVESTOR'S RIGHTS AGREEMENT (this "Agreement") is made and entered into as of October 15, 2002, by and between Quanta Services, Inc., a Delaware corporation (the "Company"), and First Reserve Fund IX, L.P., a Delaware limited partnership ("Investor").

                                    RECITALS

                  WHEREAS, this Agreement is made pursuant to the Securities Purchase Agreement, dated as of October 15, 2002, by and between the Company and Investor (the "Securities Purchase Agreement");

                  WHEREAS, in order to induce Investor to enter into the Securities Purchase Agreement, the Company has agreed to provide the registration and other rights set forth in this Agreement;

                  WHEREAS, the Company has previously entered into that certain Amended and Restated Investor's Rights Agreement dated as of May 20, 2002 (the "Aquila Investor's Rights Agreement") pursuant to which the Company granted Aquila, Inc., a Delaware corporation, certain registration and other rights;

                  WHEREAS, pursuant to the Securities Purchase Agreement, Investor will acquire shares of the Company's Common Stock, par value $0.00001 per share, and Series E Preferred Stock (the "Preferred Stock"); and

                  WHEREAS, the execution and delivery of this Agreement shall occur contemporaneously with the Tranche I Closing (as defined in the Securities Purchase Agreement).

                                    AGREEMENT

                  The parties agree as follows:

                                    ARTICLE I
                                   DEFINITIONS

                  Section 1.1 Definitions. Capitalized terms used herein without definition shall have the meanings given to them in the Securities Purchase Agreement. The terms set forth below are used herein as so defined:

                  "Acceptable Securities" has the meaning specified therefor in
Section 6.2(c) of this Agreement.

                  "Affiliate" of any Person shall mean:

                           (a) For purposes of Article III or Article VI, (i)
any Person directly or indirectly controlled by, controlling or under common control with such first Person, (ii) any director or officer of such first Person or of any Person referred to in clause (i) above and (iii) if any Person in clause (i) above is an individual, any member of the immediate family (including parents, spouse and children) of such individual and any trust whose principal beneficiary is such individual or one or more members of such immediate family and any Person who is controlled by any such member or trust. For purposes of this definition, any Person which owns directly or indirectly 20% or more of the securities having ordinary voting power for the election of directors or other governing body of a corporation or 20% or more of the partnership or other ownership interests of any other Person (other than as a limited partner of such other Person) will be deemed to "control" (including, with its correlative meanings, "controlled by" and "under common control with") such corporation or other Person; and

                           (b) For purposes of Article IV, (i) any Subsidiary of
such Person or (ii) a Parent of such Person.

                  "Beneficial Ownership," "Beneficial Owner," and "Beneficially Own" have the meanings ascribed to such terms in Rule 13d-3 under the Exchange Act.

                  "Business Day" means any day other than a Saturday, Sunday, or a legal holiday for commercial banks in Houston, Texas, or New York, New York.

                  "Capital Stock Equivalents" has the meaning specified therefor in Section 4.2(b) of this Agreement.

                  "Change of Control" shall be deemed to have occurred if (i) any Person acquires, directly or indirectly, the Beneficial Ownership of any Voting Security of the Company and immediately after such acquisition such Person is, directly or indirectly, the Beneficial Owner of Voting Securities representing 50% or more of the total voting power of all the then outstanding Voting Securities of the Company entitled to vote generally in the election of directors; or (ii) individuals who on the Tranche I Closing Date (as defined in the Securities Purchase Agreement) constitute the Company's Board of Directors, or their successors the election or nomination for the election by the Company's stockholders of whom was approved by vote of at least 2/3rds of the directors then still in office who were directors on the Tranche I Closing Date or their successors approved in accordance with the terms hereof, cease for any reason to constitute at least a majority of the Board of Directors.

                  "Commission" means the United States Securities and Exchange Commission.

                  "Closing Price" has the meaning specified therefor in Section 4.2(d) of this Agreement.

                  "Common Stock" means the common stock, par value $0.00001 per share, of the Company.

                  "Company" has the meaning specified therefor in the introductory paragraph of this Agreement.

                  "Competitor" means a provider to third parties of specialized contracting and maintenance services, primarily for electric, telecommunications, cable television, natural gas, and/or transportation infrastructure (and with respect to natural gas and transportation infrastructure, only if and when such business lines are a significant part of the Company's overall business), in the United States and/or in other countries, but only in any of such other countries if and when the Company develops a substantial market for its services in such country.

                  "Conversion Shares" means the shares of Common Stock issuable on conversion of the Preferred Stock.

                  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

                  "Holder" means the record holder of any Registrable
Securities.

                  "Initial Buyer" has the meaning specified therefor in Section 6.2(a)(ii) of this Agreement.

                  "Inspectors" has the meaning specified therefor in Section 3.3(g) of this Agreement.

                  "Investor" has the meaning specified therefor in the introductory paragraph of this Agreement.

                  "Losses" has the meaning specified therefor in Section 3.8(a) of this Agreement.

                  "Matching Proposal" has the meaning specified therefor in
Section 6.2(a)(i) of this Agreement.

                  "NASDAQ" has the meaning specified therefor in Section 4.2(d) of this Agreement.

                  "New Securities" has the meaning specified therefor in Section 4.2(b) of this Agreement.

                  "Other Holders" has the meaning specified therefor in Section 3.1(d) of this Agreement.

                  "Parent" means any corporation or other legal entity which at the time directly or indirectly controls at least a majority of the equity of such entity having by the terms thereof ordinary voting power to elect a majority of the Board of Directors, managers, general partner(s), or other equivalent governing body of such entity (irrespective of whether at the time equity of any other class or classes of such entity might have voting power by reason of the happening of any contingency).

                  "Permitted Transfer Percentage" means 15% from the date of this Agreement until the third anniversary of this Agreement and 10% thereafter.

                  "Person" means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization, government or any agency, instrumentality or political subdivision thereof, or any other form of entity.

                  "Pre-Emptive Purchasers" has the meaning specified therefor in
Section 4.1 of this Agreement.

                  "Pre-Emptive Right" has the meaning specified therefor in
Section 4.1 of this Agreement.

                  "Preferred Stock" has the meaning specified therefor in the recitals hereof.

                  "Proportionate Number" has the meaning specified therefor in
Section 4.2(a) of this Agreement.

                  "Records" has the meaning specified therefor in Section 3.3(g) of this Agreement.

                  "Registrable Securities" means the Conversion Shares and the shares of Common Stock purchased by the Investor on the date of this Agreement and any other shares of Common Stock acquired by the Investor (or any Person or Persons to which all or a portion of Investor's rights under this Agreement are assigned in accordance with the terms of this Agreement) after the date of this Agreement, whether in privately negotiated or open market transactions, pursuant to the exercise of rights to purchase shares granted pursuant to this Agreement or pursuant to stock dividends, stock splits or other distributions in respect of the Common Stock, until such time as any such securities cease to be Registrable Securities pursuant to Section 1.2 hereof.

                  "Registration Expenses" has the meaning specified therefor in
Section 3.7(a) of this Agreement.

                  "Registration Statement" has the meaning specified therefor in
Section 3.1(b) of this Agreement.

                  "Requesting Holder(s)" has the meaning specified therefor in
Section 3.1(a) and (b), as applicable, of this Agreement.

                  "Request Notice" has the meaning specified therefor in Section 3.1(a) of this Agreement.

                  "Selling Expenses" has the meaning specified therefor in
Section 3.7(a) of this Agreement.

                  "Selling Holder" means a Holder who is selling Registrable Securities pursuant to a Registration Statement.

                  "Shelf Request" has the meaning specified therefor in Section 3.1(b) of this Agreement.

                  "Standstill Amount" has the meaning specified therefor in the Securities Purchase Agreement.

                  "Subsidiary" means any corporation or other legal entity of which the Company is the Parent.

                  "Superior Proposal" has the meaning specified therefor in
Section 6.2(b) of this Agreement.

                  "Third Party Proposer" has the meaning specified therefor in
Section 6.2(a)(i) of this Agreement.

                  "Third Party Tender Offer" shall mean a bona fide public offer subject to the provisions of Regulation 14D under the Exchange Act, by a Person (which is not made by and does not include the Investor or its Affiliates) to purchase or exchange for cash or other consideration any Voting Stock of the Company and which consists of an offer to acquire 30% or more of the Voting Securities of the Company.

                  "Topping Period" has the meaning specified therefor in Section 6.2(a)(i) of this Agreement.

                  "Transfer" has the meaning specified therefor in Section 5.1 of this Agreement.

                  "Voting Capital Stock" has the meaning specified therefor in
Section 4.2(c) of this Agreement.

                  "Voting Percentage" has the meaning specified therefor in the Securities Purchase Agreement.

                  "Voting Securities" has the meaning specified therefor in the Securities Purchase Agreement.

                  Registrable Securities. Any Registrable Security will cease to be a Registrable Security when (a) a Registration Statement covering such Registrable Security has been declared effective by the Commission and such Registrable Security has been sold or disposed of pursuant to such effective Registration Statement; (b) such Registrable Security is disposed of pursuant to Rule 144 (or any similar provision then in force) under the Securities Act; (c) such Registrable Security is eligible to be, and at the time of determination can be, disposed of pursuant to paragraph (k) of Rule 144 (or any similar provision then in force) under the Securities Act; or (d) such Registrable Security is held by the Company or one of its Subsidiaries.

                                   ARTICLE II
                         REPRESENTATIONS AND WARRANTIES

                  Section 2.1 Representations and Warranties by the Investor. The Investor hereby represents and warrants to the Company as follows: (a) such Investor has all requisite partnership and other power and authority (if applicable) to execute, deliver and perform their respective obligations under this Agreement; (b) the execution, delivery and performance of this Agreement by such Investor and the consummation of the transactions contemplated hereby have been duly authorized by all requisite partnership and other action (if applicable) on the part of such Investor; (c) this Agreement has been duly executed and delivered by such Investor and constitutes a legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency or other similar laws affecting creditors rights generally or by general principles of equity; (d) no governmental consent, approval, authorization, license or clearance, or filing or registration, by such Investor, with any governmental or regulatory authority, is required in order to permit such Investor to perform its obligations under this Agreement, except for such as have been obtained; and (e) prior to the consummation of the transactions contemplated by the Securities Purchase Agreement and the Aquila Sale, the Investor does not Beneficially Own any shares of Common Stock and does not have the right to vote any shares of capital stock of the Company.

                  Section 2.2 Representations and Warranties of the Company. The Company represents and warrants to the Investors as follows: (a) The Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement; (b) the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of the Company; (c) this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency or similar laws affecting creditors rights generally or by general principles of equity; and (d) no governmental consent, approval, authorization, license or clearance, or filing or registration with any governmental or regulatory authority, is required in order to permit the Company to perform its obligations under this Agreement, except for such as have been obtained.

                                   ARTICLE III
                               REGISTRATION RIGHTS

                  Section 3.1 Demand Registration.

                           (a) Request for Registration. At any time after the
date hereof, any Holder or Holders who collectively Beneficially Own at least the minimum number of Registrable Securities specified in Section 3.1(b) below may request (a "Request Notice") the Company to register under the Securities Act all or any portion of the Registrable Securities that are held by such Holder or Holders (collectively, the "Requesting Holder") for sale in the manner specified in the Request Notice; provided, however, that, with respect to a Request Notice that is not a Shelf Request (as defined below), no such request may be made until six (6) months after the date on which the Registrable Securities covered by the Request Notice were issued; provided, further, that with respect to a Request Notice that is a Shelf Request, no such request may be made until one (1) year after the date on which the Registrable Securities covered by the Request Notice were issued; and provided, further, that no such request pursuant to this Section 3.1(a) may be made so long as the Company is currently acting upon the request of Aquila, Inc. to effect a registration pursuant to Section 2.1(a) of the Aquila Investor's Rights Agreement.

                           (b) Company's Obligations. Promptly following receipt
of a Request Notice, the Company shall (i) notify each Holder (except the Requesting Holder) of the receipt of a Request Notice and (ii) shall use its commercially reasonable efforts to effect such registration (including, without limitation, preparing and filing a registration statement under the Securities Act (each such registration statement, a "Registration Statement") effecting the registration under the Securities Act, for public sale in accordance with the method of disposition specified in such Request Notice) of the Registrable Securities specified in the Request Notice (and in any notices that the Company receives from other Holders no later than the 15th calendar day after receipt of the notice sent by the Company) (such other Holders and the Requesting Holders, the "Requesting Holders"); provided, however, that the Company's obligations under this Section 3.1(b) shall be subject to such registration being for no less than the higher of 500,000 shares and 1% of the outstanding Voting Securities. If such method of disposition shall be an underwritten public offering, the Company may designate the managing underwriter of such offering, subject to the approval of the Requesting Holders holding a majority of the Registrable Securities to be registered, which approval shall not be withheld unreasonably. The Company shall be obligated to register Registrable Securities pursuant to this Section 3.1 on not more than three (3) occasions in the aggregate on behalf of all Holders (including any transferees or assignees of Investor pursuant to Section 3.10); provided, however, that the Company shall not be required to file a Registration Statement pursuant to a Request Notice less than six (6) months following the later of the effective date of the most recent Registration Statement filed pursuant to a Request Notice or the last sale of securities pursuant to any such Registration Statement; and provided, further, that one of such three demand registrations (the "Shelf Request") may be used for a shelf registration statement (which (i) shall include as selling stockholders, if requested by Investor, any limited partners of Investor to which Investor has distributed Registrable Securities and (ii) the Company shall not be required to maintain the effectiveness thereof beyond one year (but the Company may, in its sole discretion, maintain the effectiveness thereof for such longer period as it desires)).

                           (c) Deferral by the Company. If the Company has
received a Request Notice, whether or not a Registration Statement with respect thereto has been filed or has become effective, or an event referred to in
Section 3.3(e) has occurred, and the Company furnishes to the Requesting Holders a copy of a resolution of the Board of Directors of the Company certified by the Secretary of the Company stating that, in the good faith judgment of the Board of Directors, it would not be in the best interest of the Company's stockholders for such Registration Statement (i) to be filed on or before the date such filing would otherwise be required hereunder, (ii) to become effective or (iii) to be updated by post-effective amendment or prospectus supplement because (A) such action would materially interfere with a significant acquisition, corporate reorganization or other similar transaction involving the Company, (B) such action would require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential, or (C) the Company is unable to comply with requirements of the Commission, then the Company shall have the right, but not more than once in any 365-day period with respect to any Request Notice, to defer such filing, effectiveness or update for such period as may be reasonably necessary (which period shall not, in any event, exceed 90 calendar days from the date the response period for Holders pursuant to Section 3.1(b) expires).

                           (d) Participation Rights of the Company and Others.
The Company shall be entitled to include in any Registration Statement filed pursuant to this Section 3.1, for sale in accordance with the method of disposition specified by the Requesting Holder, securities of the Company entitled to vote generally in the election of directors (or any securities convertible into or exchangeable for or exercisable for the purchase of securities so entitled generally to vote in the election of directors (whether or not then convertible, exchangeable or exercisable)) (collectively, "Company Registrable Securities") to be sold by the Company for its own account, except as and to the extent that, in the opinion of the managing underwriter (if such method of disposition shall be an underwritten public offering), such inclusion would materially jeopardize the successful marketing of the Registrable Securities to be sold. Any Person other than a Holder (the "Other Holders") entitled to piggy-back registration rights with respect to a Registration Statement filed pursuant to this Section 3.1 (by virtue of another agreement with the Company granting such Other Holder registration rights with respect to Voting Securities of the Company (an "Other Registration Rights Agreement")) may include Voting Securities of the Company with respect to which such rights apply in such Registration Statement for sale in accordance with the method of disposition specified by the Requesting Holder, except and to the extent that, in the opinion of the managing underwriter (if such method of disposition shall be an underwritten public offering), such inclusion would materially jeopardize the successful marketing of the Registrable Securities to be sold and except as such Other Holder's rights may be subject to underwriter's cut-backs and other restrictions as set forth in such Other Registration Rights Agreement. Except as provided in this subsection (d) and in Section 3.6 of this Agreement, the Company will not effect any other registration of its Company Registrable Securities (except with respect to registration statements (i) on Form S-4 or S-8 or any forms succeeding thereto for purposes permissible under such forms as of the date hereof or (ii) filed in connection with an exchange offer or an offering of securities solely to the Company's existing stockholders or such other Registration Statements (A) for the resale of shares issued pursuant to an employee stock ownership trust or other benefit plan of a business acquired in an acquisition by the Company or (B) in connection with non-underwritten resales of securities issued to owners of a business acquired in an acquisition by the Company), whether for its own account or that of any Other Holder, from the date of receipt of a Request Notice requesting the registration of an underwritten public offering until the completion or abandonment of the distribution by the underwriters of all securities thereunder; provided, however, such restricted period shall not extend beyond the date 90 calendar days subsequent to the effective date of such Registration Statement.

                           (e) Prohibition on Future Grants. From and after the
date of this Agreement and until no Registrable Securities remain outstanding, the Company shall not grant any demand registration rights to any Person unless such rights are expressly made subject to the right of the Holders to include an equal number of shares of the Registrable Securities along with the other Person's shares in any registration relating to an underwritten public offering, except and to the extent that, in the opinion of the managing underwriter, the inclusion of all shares requested to be registered by all Persons holding registration rights, would materially jeopardize the successful marketing of the securities (including the Registrable Securities) to be sold.

                           (f) Participation Rights of Aquila, Inc.
Notwithstanding anything in Section 3.1(d) to the contrary, the demand registration rights granted to the Holders pursuant to this Agreement are subject to the prior rights of Holders (as defined in the Aquila Investor's

Rights Agreement), to include in any registration relating to an underwritten public offering, an equal number of shares of Registrable Securities (as defined in the Aquila Investor's Rights Agreement), except and to the extent that, in the opinion of the managing underwriter, the inclusion of all shares requested to be registered by all Persons holding registration rights, would materially jeopardize the successful marketing of the securities (including the Registrable Securities (as defined in the Aquila Investor's Rights Agreement)) to be sold; and provided, that nothing in this Agreement shall be construed to limit Aquila, Inc.'s rights to demand registrations under the Aquila Investor's Rights Agreement. For the avoidance of doubt, the term "Holders" as used in this
Section 3.1(f) herein shall include the Holders (as defined in the Aquila Investor's Rights Agreement).

                  Section 3.2 Piggy-Back Registration.

                           (a) Company Notice. If the Company proposes to
register any Company Registrable Securities under the Securities Act for sale to the public for cash, whether for its own account or for the account of Other Holders or both (except with respect to registration statements on Forms S-4 or S-8 or any forms succeeding thereto for purposes permissible under such forms as of the date hereof or filed in connection with a merger, consolidation, acquisition or similar transaction, or an exchange offer or an offering of securities solely to the Company's existing stockholders), each such time it will give written notice to all Holders of its intention to do so no less than 20 calendar days prior to the anticipated filing date.

                           (b) Request. Upon the written request of any Holder
received by the Company no later than the 15th calendar day after receipt by such Holder of the notice sent by the Company, to register, on the same terms and conditions as the securities otherwise being sold pursuant to such registration, any of its Registrable Securities (which request shall state the intended method of disposition thereof), the Company will use its commercially reasonable efforts to cause the Registrable Securities as to which registration shall have been so requested to be included in the securities to be covered by the registration statement proposed to be filed by the Company, on the same terms and conditions as any similar securities included therein, all to the extent requisite to permit the sale or other disposition by each Holder (in accordance with its written request) of such Registrable Securities so registered; provided, however, that the Company may at any time, in its sole discretion and without the consent of any Holder, abandon the proposed offering in which any Holder had requested to participate.

                           (c) Underwriter's Cut-Back. The number of Registrable
Securities to be included in such a registration may be reduced or eliminated if and to the extent that, in the case of an underwritten offering, the managing underwriter shall render to the Company its opinion that such inclusion would materially jeopardize the successful marketing of the securities (including the Registrable Securities) proposed to be sold therein; provided, however, that (a) in the case of a Registration Statement filed pursuant to the exercise of demand registration rights of any Other Holders, priority shall be given in the following manner of allocation: (i) first, to the Other Holders demanding such registration; (ii) then to the Company; (iii) then equally (on a share-for-share basis) to the holders of the Company's Series A preferred stock and the Holders and (iv) then to Other Holders or other stockholders of the Company desiring to participate with the Company's consent (other than the Other Holders entitled to participate under clause (i) or (ii)), and (b) in the case of a Registration Statement the filing of which is initiated by the

Company, priority shall be given in the following order of allocation: (i) first to the Company; (ii) then equally (on a share-for-share basis) to the holders of the Company's Series A preferred stock and the Holders and (iii) then to Other Holders (other than Other Holders entitled to participate under clause (ii)). In the event that the number of Registrable Securities to be included in a registration is to be reduced as provided above, within 10 business days after receipt by each Holder proposing to sell Registrable Securities pursuant to the registered offering of the opinion of such managing underwriter, all such Selling Holders may allocate among themselves the number of shares of such Registrable Securities which such opinion states may be distributed without adversely affecting the distribution of the securities covered by the Registration Statement or, if less, the number of such shares allocable to Holders of Registrable Securities after reduction for any allocations to the Company or Other Holders in accordance with the priority provisions set forth in the preceding sentence, and if such Holders are unable to agree among themselves with respect to such allocation, such allocation shall be made in proportion to the respective numbers of shares specified in their respective written requests.

                           (d) Prohibition on Future Grants. From and after the
date of this Agreement and until no Registrable Securities remain outstanding, the Company shall not grant any piggy-back registration rights to any Person unless such rights are expressly made subject to the prior right of Holders to include their Registrable Securities on a pro-rata basis in any registration relating to an underwritten public offering, except and to the extent that, in the opinion of the managing underwriter, the inclusion in the offering of all shares requested to be registered by all Persons holding registration rights would materially jeopardize the successful marketing of the securities (including the Registrable Securities) to be sold.

                  Section 3.3 Registration Procedures. If and whenever the Company is required pursuant to this Agreement to effect the registration of any of the Registrable Securities under the Securities Act, the Company will, as expeditiously as reasonably possible:

                           (a) prepare and afford counsel for the Selling
Holders a reasonable opportunity to review and comment thereon and file with the Commission a Registration Statement, on a form available to the Company, with respect to such securities (which filing shall be made within 30 calendar days after the receipt by the Company of a Request Notice) and use its commercially reasonable efforts to cause such Registration Statement to become and remain effective for the period of the distribution contemplated thereby (determined pursuant to subsection (g) below);

                           (b) prepare and afford counsel for the Selling
Holders a reasonable opportunity to review and comment thereon and file with the Commission such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for the distribution period (determined pursuant to subsection (g) below) and as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement;

                           (c) furnish to each Selling Holder and to each
underwriter such number of copies of the Registration Statement and the prospectus included therein (including each preliminary prospectus and each document incorporated by reference therein to the extent then required by the rules and regulations of the Commission) as such Persons may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities covered by such Registration Statement;

                           (d) if applicable, use its commercially reasonable
efforts to register or qualify the Registrable Securities covered by such Registration Statement under the securities or blue sky laws of such jurisdictions as the Selling Holders or, in the case of an underwritten public offering, the managing underwriter, shall reasonably request, provided that the Company will not be required to qualify generally to transact business in any jurisdiction where it is not then required to so qualify or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject;

                           (e) immediately notify each Selling Holder and each
underwriter, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus contained in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and as promptly as practicable amend or supplement the prospectus or take other appropriate action so that the prospectus does not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

                           (f) in the case of an underwritten public offering,
furnish upon request, (i) on the date that Registrable Securities are delivered to the underwriters for sale pursuant to such Registration Statement, an opinion of counsel for the Company dated as of such date and addressed to the underwriters and to the Selling Holders, stating that such Registration Statement has become effective under the Securities Act and that (A) to the best knowledge of such counsel, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act, (B) the Registration Statement, the related prospectus, and each amendment or supplement thereof comply as to form in all material respects with the requirements of the Securities Act and the applicable rules and regulations thereunder of the Commission (except that such counsel need express no opinion as to the financial statements, or any expertized schedule, report or information contained or incorporated therein) and (C) to such other effects as may reasonably be requested by counsel for the underwriters, and (ii) on the effective date of the Registration Statement and on the date that Registrable Securities are delivered to the underwriters for sale pursuant to such Registration Statement, a letter dated such dates from the independent accountants retained by the Company, addressed to the underwriters and, if available, to the Selling Holders, stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of the Company and the schedules thereto that are included or incorporated by reference in the Registration Statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable requirements of the Securities Act and the published rules and regulations thereunder, and such letter shall additionally address such other financial matters (including information as to the period ending no more than five business days prior to the date of such letter) included in the Registration

Statement in respect of which such letter is being given as the underwriters may reasonably request;

                           (g) subject to applicable confidentiality
obligations, make available for inspection by one representative of the Selling Holders, designated by a majority thereof, any underwriter participating in any distribution pursuant to such Registration Statement, and any attorney, accountant or other agent retained by such representative of the Selling Holders or underwriter (the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the "Records"), and cause the Company's officers, directors and employees to supply all information reasonably requested by any such Inspector in connection with such Registration Statement; provided, however, that with respect to any Records that are confidential, the Inspectors shall take such action as the Company may reasonably request to maintain the confidentiality of the Records. For purposes of subsections (a) and (b) above with respect to demand registration only, the period of distribution of Registrable Securities in a firm commitment underwritten public offering shall be deemed to extend until the earlier of (a) the date each underwriter has completed the distribution of all securities purchased by it or (b) the date 90 calendar days subsequent to the effective date of such Registration Statement, and the period of distribution of Registrable Securities in any other registration shall be deemed to extend until the earlier of the sale of all Registrable Securities covered thereby or one year;

                           (h) cause all such Registrable Securities registered
pursuant to this Agreement to be listed on each securities exchange on which similar securities issued by the Company are then listed;

                           (i) use its commercially reasonable efforts to keep
effective and maintain for the period specified in subsection (g) a registration, qualification, approval or listing obtained to cover the Registrable Securities as may be necessary for the Selling Holders to dispose thereof and shall from time to time amend or supplement any prospectus used in connection therewith to the extent necessary to comply with applicable law;

                           (j) use its commercially reasonable efforts to cause
the Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the Selling Holders to consummate the disposition of such Registrable Securities; and

                           (k) enter into customary agreements and take such
other actions as are reasonably requested by the Selling Holders or the underwriters, if any, to expedite or facilitate the disposition of such Registrable Securities.

                  Each Selling Holder, upon receipt of notice from the Company of the happening of any event of the kind described in subsection (e) of this
Section 3.3, shall forthwith discontinue disposition of the Registrable Securities until such Selling Holder's receipt of the copies of the supplemented or amended prospectus contemplated by subsection (e) of this Section 3.3 or until it is advised in writing by the Company that the use of the prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated by reference in the prospectus, and, if so directed by the Company, such Selling Holder will, or will request the managing underwriter or underwriters, if any, to deliver to the Company (at the Company's expense) all copies in their possession or control, other than permanent file copies then in such Selling Holder's possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice. If the Company shall give any such notice, the time periods mentioned in subsection (g) of this Section 3.3 shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when each Selling Holder shall have received the copies of the supplemented or amended prospectus contemplated by subsection (e) of this Section 3.3 hereof or the notice that they may resume use of the prospectus.

                  In connection with each registration hereunder with respect to an underwritten public offering, the Company and each Selling Holder agrees to enter into a written agreement with the managing underwriter or underwriters selected in the manner herein provided in form and containing provisions as are customary in the securities business for such an arrangement between underwriters and companies of the Company's size and investment stature.

                  Section 3.4 Cooperation By Selling Holders. The Company shall have no obligation to include in any Registration Statement shares of a Selling Holder who has failed to timely furnish such information which, in the written opinion of counsel to the Company, is reasonably required for the Registration Statement to comply with the Securities Act.

                  Section 3.5 Restrictions on Public Sale by Selling Holders of Registrable Securities. To the extent not inconsistent with applicable law, including insurance codes, each Selling Holder of Registrable Securities that is included in a registration statement that registers Registrable Securities pursuant to this Agreement agrees not to effect any public sale or distribution of the issue being registered (or any securities of the Company convertible into or exchangeable or exercisable for securities of the same type as the issue being registered) during the 14 business days before, and during the 90 calendar day period beginning on, the effective date of a registration statement filed by the Company (except as part of such registration), but only if and to the extent requested in writing (with reasonable prior notice) by the managing underwriter or underwriters in the case of an underwritten public offering by the Company of securities of the same type as the Registrable Securities, provided that the duration of the foregoing restrictions shall be no longer than the duration of the shortest restriction imposed by the underwriters on the officers or directors or any other stockholder of the Company on whom a restriction is imposed; and, provided further that to the extent the Selling Holders do not participate in the underwritten public offering, the period of time for which the Company is required to keep any other Registration Statement which includes Registrable Securities that is effective concurrently with the holdback period described above continuously effective shall be increased by a period equal to such requested holdback period.

                  Section 3.6 Restrictions on Public Sale by the Company. To the extent required by an underwriter in an underwritten public offering, the Company agrees not to effect on its own behalf any public sale or distribution of any securities similar to those being registered, or any securities convertible into or exchangeable or exercisable for such securities, during the 14 business days before, and during the 90 calendar day period beginning on, the effective date of any Registration Statement filed pursuant to Section 3.1 except pursuant to such registration statement or a registration statement on Form S-8 or Form S-4 or such other registration statements for (a) the resale of shares issued pursuant to an employee stock ownership trust or other benefit plan of a business acquired in an acquisition by the Company or (b) in connection with non-underwritten commitments to register the resale of securities issued to owners of a business acquired in an acquisition by the Company.

                  Section 3.7 Expenses.

                           (a) Certain Definitions. "Registration Expenses"
means all expenses incident to the Company's performance under or compliance with this Agreement, including, without limitation, all registration and filing fees, blue sky fees and expenses, printing expenses, listing fees, fees and disbursements of counsel and independent public accountants for the Company, fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars, costs of insurance and reasonable out-of-pocket expenses, including, without limitation, all reasonable expenses incurred directly by the Selling Holders for one legal counsel, but excluding any Selling Expenses. "Selling Expenses" means all underwriting fees, discounts and selling commissions allocable to the sale of the Registrable Securities.

                           (b) Parties' Obligations. The Company will pay all
Registration Expenses in connection with each Registration Statement filed pursuant to this Agreement, whether or not the Registration Statement becomes effective, and the Selling Holders shall pay all Selling Expenses.

                  Section 3.8 Indemnification.

                           (a) By the Company. In the event of a registration of
any Registrable Securities under the Securities Act pursuant to this Agreement, the Company will indemnify and hold harmless each Selling Holder thereunder and each underwriter, pursuant to the applicable underwriting agreement with such underwriter, and each Person, if any, who controls such Selling Holder or underwriter within the meaning of the Securities Act and the Exchange Act, against any losses, claims, damages or liabilities (including reasonable attorneys' fees) (collectively, "Losses"), joint or several, to which such Selling Holder or underwriter or controlling Person may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such Losses (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement under which such Registrable Securities were registered under the Securities Act pursuant to this Agreement, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each such Selling Holder, each such underwriter and each such controlling Person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Loss or actions; provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by such Selling Holder, such underwriter or such controlling Person in writing specifically for use in such Registration Statement or prospectus.

                           (b) By the Selling Holder(s). Each Selling Holder
agrees to indemnify and hold harmless the Company, its directors, officers, employees and agents and each Person, if any, who controls the Company within the meaning of the Securities Act or of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Selling Holder, but only with respect to information regarding such Selling Holder furnished in writing by or on behalf of such Selling Holder expressly for inclusion in any Registration Statement or prospectus relating to the Registrable Securities, or any amendment or supplement thereto; provided, however, that the liability of such Selling Holder shall not be greater in amount than the dollar amount of the proceeds (net of any Selling Expenses) received by such Selling Holder from the sale of the Registrable Securities giving rise to such indemnification.

                           (c) Notice. Promptly after receipt by an indemnified
party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it of any liability that it may have to any indemnified party other than under this
Section 3.8. The indemnifying party shall be entitled to participate in and, at its election, to the extent it shall wish, to assume and undertake the defense of any such action with counsel reasonably satisfactory to such indemnified party and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 3.8 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected; provided, however, that, (i) if the indemnifying party has failed to assume the defense and employ counsel or (ii) if the defendants in any such action include both the indemnified party and the indemnifying party and counsel to the indemnified party shall have concluded that there may be reasonable defenses available to the indemnified party that are different from or additional to those available to the indemnifying party or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, then the indemnified party shall have the right to select a separate counsel and to assume such legal defense and otherwise to participate in the defense of such action, with the reasonable expenses and fees of such separate counsel and other reasonable expenses related to such participation to be reimbursed by the indemnifying party as incurred.

                           (d) Contribution. If the indemnification provided for
in this Section 3.8 is held by a court or government agency of competent jurisdiction to be unavailable to the Company or the Selling Holders or is insufficient to hold them harmless in respect of any Losses, then each such indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Losses as between the Company on the one hand and each Selling Holder on the other, in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and of each Selling Holder on the other in connection with the statements or omissions that resulted in such Losses as well as any other relevant equitable considerations; provided, however, that in no event shall a Selling Holder be required to contribute an aggregate amount in excess of the dollar amount of proceeds (net of Selling Expenses) received by such Selling Holder from the sale of Registrable Securities giving rise to such indemnification. The relative fault of the Company on the one hand and each Selling Holder on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact has been made by, or relates to, information supplied by such party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who is not guilty of such fraudulent misrepresentation.

                  Section 3.9 Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission that may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use commercially reasonable efforts to:

                           (a) Make and keep public information regarding the
Company available, as those terms are understood and defined in Rule 144 of the Securities Act, at all times from and after the Closing Date;

                           (b) File with the Commission in a timely manner all
reports and other documents required of the Company under the Securities Act and the Exchange Act at all times from and after the Closing Date; and

                           (c) So long as a Holder owns any Registrable
Securities, furnish to the Holder forthwith upon written request a written statement by the Company as to its compliance with the reporting requirements of Rule 144 and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed as a Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing a Holder to sell any such securities without registration.

                  Section 3.10 Transfer or Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities granted to Investor by the Company under this Article III may be transferred or assigned by Investor, all or in part, only to a transferee or assignee of such Registrable Securities permitted under Article V hereof and only if the Company is given written notice prior to said transfer or assignment, stating the name and address of such transferee or assignee and identifying the securities with respect to which such registration rights are being transferred or assigned, and, provided further, that such transferee or assignee assumes in writing the restrictions on Investor under this Agreement. Such registration rights shall not otherwise be transferable, except for a Change of Control of Investor.

                                   ARTICLE IV
                                PRE-EMPTIVE RIGHT

                  Section 4.1 Pre-Emptive Right. Subject to Section 4.5 hereof, the Company hereby grants to each Holder (the "Pre-Emptive Purchasers") an irrevocable right to purchase a Proportionate Number (as defined in Section 4.2(a)) of shares of Common Stock in respect of the issuance or sale (or deemed issuance or sale) by the Company, from time to time during each month commencing with the month during which this Agreement becomes effective, of New Securities to third parties (the "Pre-Emptive Right"); provided that no Holder shall exercise such

Pre-Emptive Right in connection with the exercise of any pre-emptive rights held by any other person. The Pre-Emptive Right shall be subject to the following provisions of this Article IV.

                  Section 4.2 Certain Definitions and Determinations.

                           (a) Proportionate Number. The "Proportionate Number"
of shares of Common Stock that may be purchased by a Pre-Emptive Purchaser in respect of the applicable month shall be the number of shares of Common Stock that such Pre-Emptive Purchaser would be required to purchase in order that such Pre-Emptive Purchaser's Voting Percentage, after giving effect to the issuance of the number of New Securities issued or sold (or deemed to be issued or sold) by the Company to third parties during such applicable month would be equal to such Pre-Emptive Purchaser's Voting Percentage at the beginning of such month.

                           (b) "New Securities" shall mean (i) any Voting
Capital Stock of the Company whether now or hereafter authorized including, without limitation, issuances by the Company in connection with acquisitions and issuances in connection with pre-emptive rights of the holder(s) of the Company's Series A preferred stock and (ii) in the case of the issuance or sale of rights, options, or warrants to purchase such Voting Capital Stock, and securities of any type whatsoever that are, or may become, convertible into Voting Capital Stock (collectively, "Capital Stock Equivalents"), the Voting Capital Stock issued upon the exercise or conversion of such Capital Stock Equivalents (including securities issued upon conversion or exercise of any currently outstanding Capital Stock Equivalents); provided that the term "New Securities" does not include (i) securities issuable upon conversion of the Preferred Stock or the Series A preferred stock; (ii) securities issued in connection with any stock split, stock dividend or recapitalization of the Company; or (iii) securities issued upon conversion or exercise of any Capital Stock Equivalents if the Pre-Emptive Right was provided upon the issuance of such Capital Stock Equivalent.

                           (c) "Voting Capital Stock" shall mean Common Stock or
other capital stock which is entitled to vote generally with the Common Stock upon the election of directors and other matters submitted to a general vote of stockholders.

                           (d) "Closing Price" shall mean on any particular date
(i) if the Common Stock is listed on a stock exchange, the last sale price per share of Common Stock on such date on the principal stock exchange on which the Common Stock has been listed or, if there is no such price on such date, then the last sale price on such exchange on the date nearest preceding such date,
(ii) if the Common Stock is not listed on any stock exchange, the final bid price for a share of Common Stock in the over-the-counter market, as reported by the National Association of Securities Dealers Automated Quotation System ("NASDAQ") at the close of business on such date, or the last sales price if such price is reported and final bid prices are not available, (iii) if the Common Stock is not quoted on the NASDAQ, the bid price for a share of Common Stock in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding to its functions of reporting prices), or (iv) if the Common Stock is no longer publicly traded, as determined in good faith by the Board of Directors of the Company based upon the price that would be paid by a willing buyer of the shares at issue, in a sale process designed to maximize value and attract a reasonable number of participants to provide a fair determination of such value.

                  Section 4.3 Mechanics. In the event the Company issues or sells (or is deemed to issue or sell) New Securities during any month, within five (5) Business Days after the end of such month, the Company shall give each Pre-Emptive Purchaser written notice of the issuance or sale, describing the type of New Securities issued or sold, the date of the issuance or sale (or deemed issuance or sale), the Proportionate Number of shares of Common Stock that it may acquire as a result of the issuance or sale of such New Securities and the aggregate purchase price payable by it upon exercise of its Pre-Emptive Right (including relevant details as to the calculation of such purchase price). The purchase price for each such share of Common Stock shall be equal to the Closing Price of the Common Stock on the date of issuance or sale (or deemed issuance or sale) of the corresponding New Security. Each Pre-Emptive Purchaser shall exercise its Pre-Emptive Right (if at all) by delivering, within fifteen
(15) Business Days after the end of such month in which the New Securities were issued or sold (or deemed to be issued or sold), (a) notice to the Company stating therein the quantity of its Proportionate Number of shares of Common Stock to be purchased and (b) payment to the Company of the aggregate purchase price for such shares in immediately available funds. Any such exercise may be for any or all of the Proportionate Number of shares set forth in the Company's notice. Thereupon, the Company shall promptly issue and deliver such Pre-Emptive Purchaser a certificate or certificates for the number of shares of Common Stock that the Pre-Emptive Purchaser has elected to purchase. Notwithstanding the foregoing, in the event that the Company shall notify a Pre-Emptive Purchaser in writing that the Company intends to effect a public offering of any New Securities in any manner or an offering under Rule 144A of the Securities Act (which notice shall include the proposed maximum number of securities to be offered and the estimated price range per share), such Pre-Emptive Purchaser shall notify the Company within 72 hours after receipt of such notice as to such Pre-Emptive Purchaser's election to participate as a purchaser in such offering with respect to the number of shares of Common Stock in such offering, if any, subject to such Pre-Emptive Purchaser's Pre-Emptive Rights. A Pre-Emptive Purchaser's participation in such offering shall supersede any Pre-Emptive Right with respect to the securities which are the subject of such offering, and in the event a Pre-Emptive Purchaser elects not to participate as a purchaser in such offering, such Pre-Emptive Purchaser shall not have any Pre-Emptive Right with respect to the securities so offered.

                  Section 4.4 Adjustments. The applicable purchase price and the Proportionate Number shall be adjusted appropriately to reflect stock dividends, combinations, splits, reclassifications, exchanges, substitutions or other similar adjustments with respect to the Common Stock during the relevant month that occur prior to the exercise of the applicable Pre-Emptive Right.

                  Section 4.5 Transfer of Pre-Emptive Right. Subject to Section 4.6, all or a portion of the Pre-Emptive Right set forth in this Article IV may be transferred or assigned by Investor, only to a transferee or assignee of Registrable Securities permitted under Article V hereof and only if (x) the Company is given written notice prior to said transfer or assignment, stating the name and address of such transferee or assignee and identifying the securities with respect to which such Pre-Emptive Rights are being transferred or assigned, (y) such transferee or assignee assumes in writing the obligations of such Pre-Emptive Purchaser under this Agreement and (z) in the case of a partial transfer, Investor retains a pro rata Pre-Emptive Right to the extent of any Registrable Securities not transferred or assigned. Such pre-emptive rights shall not otherwise be transferable, except for a Change of Control of Investor.

                  Section 4.6 Termination of Pre-Emptive Right. The Pre-Emptive Right granted under this Agreement shall terminate as to any Holder if Investor's Voting Percentage is less than 10%.

                  Section 4.7 Waiver of Pre-Emptive Rights and Anti-dilution Adjustments. Investor hereby waives any Pre-Emptive Rights and anti-dilution adjustment rights that may be triggered by the Aquila Sale and the consummation of the transactions contemplated by the Securities Purchase Agreement, that it may have pursuant to this Agreement, the Certificate of Designation (as defined in the Securities Purchase Agreement), the Certificate of Designation with respect to the Series A Preferred Stock acquired by Investor in the Aquila Sale, or otherwise.

                                    ARTICLE V
                               TRANSFERS OF SHARES

                  Section 5.1 Transfers. Except as otherwise expressly provided herein and subject to applicable law, a Holder may, voluntarily or involuntarily, directly or indirectly, sell, transfer, assign, donate, pledge or otherwise encumber or dispose of any interest in all or any portion of the shares of Voting Securities (a "Transfer") without restriction.

                           (a) Investor may, subject to the next sentence,
transfer, in a transaction or series of related transactions, shares constituting 15% or more of the Voting Securities to any one transferee (including any Affiliates of such transferee) only if (x) the Company is given written notice prior to said transfer or assignment, stating the name and address of such transferee or assignee and identifying the Voting Securities which are being transferred or assigned and (y) such transferee or assignee assumes in writing the obligations of the Investor under this Agreement. Any Transfer permitted by this Section 5.1 shall be exempt from the Stockholders' Rights Plan, provided that any transferee that Beneficially Owns more than five percent of the Voting Securities prior to such Transfer shall not as a result of such Transfer obtain Beneficial Ownership of Voting Securities having a greater Voting Percentage than the Standstill Amount. Nothing in this Section 5.1 is intended to limit (i) Investor's ability to transfer shares in blocks smaller than 15%, (ii) transfers of shares in connection with transfers by all stockholders of the Company or (iii) transfers of shares pursuant to the registration rights granted under this Agreement; provided, that any transferee of Shares consulting less than the Permitted Transfer Percentage of the Voting Securities shall not receive any rights granted by the Company to Investor pursuant to the terms of this Agreement, including, without limitation, any registration rights pursuant to Article III hereof or pre-emptive rights pursuant to Article IV hereof.

                           (b) Notwithstanding any other provision of this
Agreement, no Transfer of shares may be made by Investor unless such Transfer complies with all applicable laws in addition to all applicable provisions of this Agreement. An opinion of Investor's general counsel shall be satisfactory evidence that such Transfer complies with all applicable securities laws in addition to all applicable provisions of this Agreement.

                  Section 5.2 Securities Laws; Assignment of Obligations. A Holder shall not effect any Transfer until:

                           (a) There is then in effect a Registration Statement
covering such proposed disposition and such disposition is made in accordance with such Registration Statement; or

                           (b) Such Holder shall have notified the Company of
the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, such Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition is exempt from registration under the Securities Act; provided however, that it is agreed that the Company will not require opinions of Holder's counsel for transactions made pursuant to Rule 144 except in unusual circumstances as reasonably determined by the Company.

                  Section 5.3 Permitted Transfers. A Holder may Transfer any portion of the Common Stock or Preferred Stock to one or more transferees (other than to any Competitor), subject to compliance with the provisions of Section
5.1 of this Agreement and securities laws (and an opinion of Investor's counsel shall be satisfactory evidence that such Transfer complies with all applicable securities laws). In addition to a Holder's rights contained elsewhere herein, including Section 5.1 hereof, a Holder may Transfer any portion of the Common Stock or Preferred Stock: (i) to the Company; (ii) in response to a bona fide public tender offer or exchange offer subject to Regulation 14D or Rule 13e-3 of the rules and regulations promulgated under the Exchange Act for cash or other consideration that is made by or on behalf of the Company; (iii) in response to a Third Party Tender Offer with respect to which the Board of Directors of the Company shall have recommended to the stockholders of the Company that they accept such offer pursuant to Rule 14d-9 of the rules and regulations promulgated under the Exchange Act and shall have not withdrawn such recommendation prior to such Transfer; (iv) in connection with a Change in Control of the Company that has received approval by the majority of the directors of the Company's Board of Directors unaffiliated with Investor or (v) in any general distribution of Registrable Securities to the limited partners of Investor. Any attempted Transfer of any of the Preferred Stock or Common Stock or Conversion Shares by Investor or any other person that is a party to this Agreement that is not in compliance with the provisions of this Article V, shall be null and void ab initio.

                  Section 5.4 Legend.

                           (a) Each certificate representing Preferred Stock
shall (unless otherwise permitted by the provisions of this Agreement) be stamped or otherwise imprinted with a legend substantially similar to the following (in addition to any legend required under applicable state securities laws):

         THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE SOLD OR OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAW OR UNLESS THE COMPANY HAS

         RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED TO EFFECTUATE SUCH TRANSACTION.

         THE SALE, TRANSFER OR PLEDGE OF THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN FIRST RESERVE INVESTOR'S RIGHTS AGREEMENT BETWEEN THE COMPANY AND CERTAIN HOLDERS OF ITS SECURITIES, AS THE SAME MAY BE AMENDED AND IN EFFECT FROM TIME TO TIME. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY. THE SALE, TRANSFER OR PLEDGE OF THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE COMPANY, AS THE SAME MAY BE AMENDED AND IN EFFECT FROM TIME TO TIME. COPIES OF SUCH CERTIFICATE MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY.

                           (b) The Company shall be obligated to reissue
promptly unlegended certificates at the request of any Holder if the Holder shall have obtained an opinion of counsel at such Holder's expense (which counsel may be counsel to the Company) reasonably acceptable to the Company to the effect that the securities proposed to be disposed of may lawfully be so disposed of under Rule 144(k) (or any successor thereto or substantially equivalent exemption) without registration, qualification or legend.

                  Section 5.5 Improper Transfer. Any attempt to Transfer any Preferred Stock that is not in accordance with this Agreement shall be null and void, and the Company shall not give any effect to such attempted Transfer in the records of the Company.

                                   ARTICLE VI
                              STANDSTILL PROVISIONS

                  Section 6.1 Standstill. Subject to the provisions of Article V, Investor will not, and will not assist or encourage any other Person (including by providing financing) to, directly or indirectly through its Affiliates (other than any actions otherwise prohibited by this Section 6.1 that are taken by an officer and/or director of Investor serving on the Board of Directors of the Company solely in his capacity as a member of the Board of Directors), (i) acquire Beneficial Ownership of Voting Securities representing more, in the aggregate, when taken together with any other Voting Securities of the Company owned by such Person directly or indirectly through its Affiliates, than the Standstill Amount, without the prior written consent of a majority of the directors of the Company that were not appointed by Investor (provided that the foregoing shall not impede (a) Investor's ability to transfer its Preferred Stock, Common Stock or Conversion Shares as permitted by this Agreement, exercise its Pre-Emptive Rights as permitted by this Agreement, convert shares of Preferred Stock in accordance with the terms thereof or receive shares pursuant to the provisions of Certificate of Designation in respect of the Preferred Stock or pursuant to stock splits, dividends or any other transactions in which Investor receives proportionate shares to other stockholders of the Company or (b) any director's right to receive compensation for serving as a director of the Company), (ii) engage in any "solicitation" of "proxies" (as such terms are used in the proxy rules promulgated under the Exchange Act), or form, join or in any way participate in a "group" (as defined in Regulation 13D under the Exchange Act) with respect to the capital stock of the Company, (iii) grant any proxies with respect to any capital stock of the Company, other than in connection with a solicitation of proxies by the Board of Directors, (iv) make any stockholder proposals in respect of the Company, including but not limited to proposals (A) to nominate directors to be elected at any annual or special meeting of the stockholders of the Company (other than nominations that Investor is entitled to make under the Company's Restated Certificate of Incorporation in its capacity as the holder of Preferred Stock) or (B) to terminate (or redeem any rights granted under) the Company's rights plan, or publicly comment on any proposal to amend or rescind the Stockholders' Rights Plan that is not recommended for approval by the Company's directors that are not affiliated with the Investor, (v) authorize or make a tender offer, exchange offer or other offer to acquire Voting Securities,
(vi) deposit any Voting Securities in a voting trust or, except as otherwise provided or contemplated herein or subject any Voting Securities to any arrangement or agreement with any third party with respect to the voting of such Voting Securities, (vii) act, along or in concert with others, directly or indirectly, to publicly state its intention or desire to acquire the Company or all or a material portion of assets of the Company, (viii) engage in a transaction that would result in a Change of Control of the Company, (ix) enter into any negotiations, agreements, arrangements or understandings with any Person with respect to any of the foregoing, or (x) make any public proposals with respect to any of the foregoing or make any public request to amend, modify or rescind any provision of this Agreement, in each case without the prior written consent of a majority of the directors of the Company that were not appointed (pursuant to Article VII hereof) by, or affiliated with, Investor.

                  Section 6.2 Third Party Offers.

                           (a) Investor shall have no obligation to support any
third party proposal to effect a business combination transaction with the Company or to offer a transaction providing value to the Company's public shareholders equivalent to that provided by any third party proposal, except in the following circumstances:

                                (i) If a third party (an "Third Party Proposer")
proposes a bona fide business combination or other acquisition transaction to the Board of Directors, then Investor shall have ten Business Days or such longer period as the Board of Directors may determine (the "Topping Period") to offer an alternative transaction that is, in the judgment of the Board of Directors (after receipt of advice from a nationally recognized investment banking firm as to the fairness from a financial point of view of the price offered), at least as favorable from a financial point of view to the public shareholders of the Company (a "Matching Proposal") as the best proposal theretofore made by the Third Party Proposer. If Investor does not within the Topping Period make a Matching Proposal, then Investor shall be obligated to support (including by voting for or tendering into) such proposal of the Third Party Proposer if such proposal is a Superior Proposal of the Third Party Proposer (or, in the event of any subsequent Superior Proposal from a third party, to support the most favorable transaction that is available to the Company from a financial point of view, in the good faith judgment of the Board of Directors); provided, however, that if the consideration offered in the Third Party Proposer's Superior Proposal does not consist entirely of cash, then Investor shall not be obligated to support the proposed transaction with the Third Party Proposer, and may vote its shares of Common Stock against such proposal (and will also have no obligation to make a Matching Proposal), if any special committee of the Board of Directors does not reconfirm, within five Business Days prior to the shareholder vote in respect of the proposed transaction with the Third Party Proposer if there is one (or, if not, within five days prior to the initial scheduled closing of a tender or exchange offer) (based on market conditions prevailing at that time, including the prices of the Acceptable Securities and any securities included in the best offer made by Investor during the Topping Period), that the proposed transaction with the Third Party Proposer continues to meet the standards required for a Superior Proposal in comparison to the best offer made by Investor during the Topping Period; provided, further, that in the event Investor does withdraw its support for the proposed transaction with the Third Party Proposer in accordance with this provision, Investor may not propose a business combination or Share acquisition transaction to the Company for a period of six months (unless permitted to do so by the Board of Directors). Any agreement with Investor or with an Third Party Proposer providing for a transaction of the type described in this Section 6.2(a)(i) shall include a "fiduciary out" provision allowing the Company to comply with this Section 6.2(a)(i).

                                  (ii) If Investor agrees to a merger, tender or
exchange offer or other business combination transaction with any party directly involving the Company, or agrees to sell any of its shares of Common Stock or Preferred Stock to one or more parties other than the Company in a transaction to which Section 5.3 applies (in either such case, such other parties are referred to as the "Initial Buyer") and a third party Third Party Proposer proposes an alternative transaction that the Board of Directors determines to be a Superior Proposal to the transaction with the Initial Buyer, then the Company shall agree to such Superior Proposal, and Investor shall not use its voting power to block such Superior Proposal, but shall support (including by voting for or tendering into) such Superior Proposal (or, in the event of any subsequent Superior Proposal from a third party, to support the most favorable transaction that is available to the Company from a financial point of view, in the good faith judgment of the Board of Directors). Any agreement with an Initial Buyer providing for a transaction of the type described in this Section 6.2(a)(ii) shall include a "fiduciary out" provision allowing the Company to comply with this Section 6.2(a)(ii).

                           (b) "Superior Proposal" means a proposal (i) that is
reasonably capable of being consummated, (ii) in which all the consideration offered consists entirely of any combination of at least fifty percent (50%) cash and the remainder in Acceptable Securities and (iii) that the Board of Directors considers, after receiving advice from a nationally recognized investment banking firm, to be advisable and in the best interest of the Company and the shareholders of the Company; provided, that for purposes of its advice to the Board of Directors such investment bank shall have been instructed to view any securities to be received by Investor in the transaction on a fully distributed basis (that is, assuming that the prices to be received by Investor shall be measured by the value that Investor would receive in connection with Investor selling all of its securities as part of such distribution).

                           (c) "Acceptable Securities" means securities of a
class that is already listed and traded on a stock exchange or quoted and traded on NASDAQ and that will be fully registered and capable of public distribution immediately upon receipt by Investor.

                  Section 6.3 After Acquired Securities. All of the provisions of this Agreement shall apply to all capital stock of the Company now owned by, or which may be issued or transferred hereafter to, Investor or any of its wholly-owned subsidiaries in consequence of any additional issuance, purchase, exchange or reclassification of any of such capital stock, corporate reorganization, or any other form of recapitalization, consolidation, merger, share split or share dividend, or which are acquired by Investor or any of its wholly-owned subsidiaries pursuant to its Pre-Emptive Rights.

                                   ARTICLE VII
                              BOARD REPRESENTATION

                  Section 7.1 Board Representation Rights. Investor shall have no rights to designate directors to the Company's Board of Directors as a result of the Tranche I Closing. Upon the receipt of any required approval of the purchase of the Shares under the HSR Act or the termination or expiration of any applicable waiting periods under the HSR Act, Investor shall have the right, pursuant to this Article VII, to designate one (1) director to the Company's Board of Directors. Upon the later of (i) the receipt of any required approval of the purchase of the Shares under the HSR Act or the termination or expiration of any applicable waiting periods under the HSR Act or (ii) the approval by the Company's stockholders of the conversion rights of the Preferred Stock, Investor shall have the right, pursuant to this Article VII, to designate two (2) additional directors, for a total of three (3) director designees, to the Company's Board of Directors. Notwithstanding the foregoing, if at any time Investor's Voting Percentage falls below 10%, the rights of the holder(s) of the Preferred Stock to designate any directors to the Company's Board of Directors pursuant to this Article VII shall cease. Such rights shall not be returned to the holder(s) of the Preferred Stock even if it acquires sufficient Preferred Stock and/or Common Stock so that Investor's Voting Percentage again exceeds 10%.

                  Section 7.2 Reduction of Board Representation Rights. Only after the granting to Investor of the right to designate the two additional directors as discussed in Section 7.1 above, shall the provisions of this
Section 7.2 apply. The directors of the Company designated by the Preferred Stock shall be elected as follows:

                           (a) A majority of the outstanding shares of Preferred
Stock and the Conversion Shares (assuming, for purposes of this Section 7.2(a), that such shares of Preferred Stock are then convertible) (to the extent permitted by applicable law) held by Investor, voting exclusively and as a separate class, shall be entitled to elect three of the total number of directors of the Company, subject to the limitations set forth in subsections
(b), (c) and (d) below.

                           (b) In the event that Investor's Voting Percentage is
equal to or greater than 30%, then a majority of the outstanding shares of Preferred Stock and the Conversion Shares (to the extent permitted by applicable law) held by Investor, voting exclusively and as a separate class, shall be entitled to elect three of the total number of directors of the Company. If at any time Investor's Voting Percentage falls below 30%, the rights of the Preferred Stock pursuant to this subsection shall cease. Such rights shall not be returned to the Preferred Stock even if it acquires sufficient Preferred Stock and/or Common Stock so that Investor's Voting Percentage again exceeds 30%.

                           (c) In the event that Investor's Voting Percentage is
less than 30% but equal to or greater than 20%, then a majority of the outstanding shares of Preferred Stock and the Conversion Shares (to the extent permitted by applicable law) held by Investor shall only be entitled (voting exclusively and as a separate class) to elect two of the total number of directors of the Company. If at any time Investor's Voting Percentage falls below 20%, the rights of the Preferred Stock pursuant to this subsection shall cease. Such rights shall not be returned to the Preferred Stock even if it acquires sufficient Preferred Stock and/or Common Stock so that Investor's Voting Percentage again exceeds 20%.

                           (d) In the event that Investor's Voting Percentage is
less than 20% but equal to or greater than 10%, then a majority of the outstanding shares of Preferred Stock and the Conversion Shares (to the extent permitted by applicable law) held by Investor shall only be entitled (voting exclusively and as a separate class) to elect one of the total number of directors of the Company. If at any time Investor's Voting Percentage falls below 10%, the rights of the Preferred Stock pursuant to this subsection shall cease. Such rights shall not be returned to the Preferred Stock even if it acquires sufficient Preferred Stock and/or Common Stock so that Investor's Voting Percentage again exceeds 10%.

                           (e) In the event that Investor's Voting Percentage is
less than 10%, then a majority of the outstanding shares of Preferred Stock and the Conversion Shares (to the extent permitted by applicable law) held by Investor shall have no right (voting exclusively and as a separate class) to elect any directors to the Board of Directors.

                           (f) To the extent any nominee of the holders of the
Preferred Stock is not an officer of Investor, the Board of Directors of the Company shall have the right to approve such nominee, such approval not to be unreasonably withheld. Only the holders of the Preferred Stock and the Conversion Shares (to the extent permitted by applicable law) shall be entitled to remove from office such directors nominated by the holders of the Preferred Stock and the Conversion Shares (to the extent permitted by applicable law) or to fill any vacancy caused by the resignation, death or removal of such directors.

                  Section 7.3 Information Rights. So long as Investor is entitled to designate at least one director to the Company's Board of Directors, Investor shall have a right (i) to receive all notices, reports and other communications sent to the Company's directors at such time as they are transmitted to the Company's directors and to receive reasonable notice of and to have one representative attend, any meeting of the Board of Directors, (ii) consult with and advise members of senior management of the Company and (iii) upon reasonable notice, to have equivalent access to the books and records of the Company as that generally afforded to the Company's directors.

                  Section 7.4 Committee Membership. So long as Investor is entitled to designate at least one director to the Company's Board of Directors, one of such designees shall be a member of all committees of the Board of Directors unless any applicable corporate governance rules and/or regulations require all members of a particular committee to be independent.

                                  ARTICLE VIII
                                  MISCELLANEOUS

                  Section 8.1 Communications. All notices and other communications provided for or permitted hereunder shall be made in writing by telecopy, courier service or personal delivery:

                           (a) if to a Holder, at the most current address given
by such Holder to the Company in accordance with the provisions of this Section 8.1, which address initially is, with respect to Investor, the address set forth in the Securities Purchase Agreement, and

                           (b) if to the Company, initially at its address set
forth in the Securities Purchase Agreement and thereafter at such other address, notice of which is given in accordance with the provisions of this Section 8.1. All such notices and communications shall be deemed to have been received at the time delivered by hand, if personally delivered; when receipt acknowledged, if telecopied; and when actually received, if sent by any other means.

                  Section 8.2 Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties, including subsequent holders of Registrable Securities as set forth in
Article V.

                  Section 8.3 Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.

                  Section 8.4 Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

                  Section 8.5 Governing Law; Consent to Jurisdiction. This Agreement will be construed in accordance with and governed by the laws of the State of Delaware without regard to principles of conflicts of laws. Any judicial proceedings with respect to this Agreement shall be brought in a federal or state court located in the State of Delaware, and by execution and delivery of this Agreement, each party submits, irrevocably and unconditionally, the exclusive jurisdiction of such court and any related appellate court, irrevocably agrees to be bound by any judgment rendered thereby, and waives any objection to the laying of venue in any such proceedings in such courts. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. To the fullest extent permitted by law, the parties hereto further agree that service of any process, summons, notice or document by U.S. certified or registered mail to such party's address for notices as set forth in Section 8.1 shall be effective service of process in any action, suit or proceeding in the State of Delaware with respect to any maters to which it has submitted to jurisdiction as set forth in the immediately preceding sentence. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, including preliminary relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. If any party shall institute any action or proceeding to enforce the provisions hereof, the party against whom such action or proceeding is brought hereby waives any claim or defense therein that the plaintiff party has an adequate remedy at law. The parties hereto hereby irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in such court has been brought in an inconvenient forum and waive, to the fullest extent permitted by law, all rights to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) arising out of or relating to this Agreement or any of the transactions contemplated hereby.

                  Section 8.6 Severability of Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any current or future law, and if the rights or obligations of the parties under this Agreement would not be materially and adversely affected thereby, such provision shall be fully separable, and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part thereof, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance therefrom. In lieu of such illegal, invalid or unenforceable provision, there shall be added simultaneously as a part of this Agreement, a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible, and the parties thereto request the court or any arbitrator to whom disputes relating to this Agreement are submitted to reform the otherwise illegal, invalid or unenforceable provision in accordance with this Section 8.6.

                  Section 8.7 Entire Agreement. This Agreement and the other Basic Documents (as defined in the Securities Purchase Agreement) concurrently executed and delivered by the Company and Investor, are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein with respect to the rights granted by the Company set forth herein. This Agreement and such other Basic Documents supersede all prior agreements and understandings between the parties with respect to such subject matter. Without limiting the foregoing, to the extent that any provision in the Securities Purchase Agreement is inconsistent with, or deals with the same subject matter as, any provision of this Agreement, the Securities Purchase Agreement is hereby superseded.

                  Section 8.8 Attorneys' Fees. In any action or proceeding brought to enforce any provision of this Agreement, the successful party shall be entitled to recover reasonable attorneys' fees in addition to its costs and expenses and any other available remedy.

                  Section 8.9 Amendment. This Agreement may be amended only by means of a written amendment signed by the Company and by Holders owning a majority of the Registrable Securities.

                  Section 8.10 Rights of Assignee. Subject to the provisions of Sections 3.10 and 4.5 and Article V hereof, the rights of an assignee under this
Section 8.10 shall be the same rights granted to the assigning Holder under this Agreement. In connection with any such assignment, the term "Holder" as used herein shall, where appropriate to assign the rights and obligations of the assigning Holder hereunder to such assignee, be deemed to refer to the assignee.

                  Section 8.11 No Presumption. In the event any claim is made by a party relating to any conflict, omission, or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular party or its counsel.

                  Section 8.12 References to this Agreement. References to numbered or lettered articles, section, and subsections refer to articles, sections, and subsections, respectively, of this Agreement unless otherwise expressly stated.

                  Section 8.13 Expenses. Each party to this Agreement shall bear its own expenses incurred in connection with the transactions contemplated by this Agreement, provided, however, that upon each of the Tranche I Closing and the Tranche II Closing (each as defined in the Securities Purchase Agreement), and upon the closing of any subsequent purchase of equity securities by Investor directly from the Company, the Company shall reimburse Investor for all reasonable fees and expenses incurred by Investor in connection therewith (and, to effect such reimbursement, Investor shall be entitled to deduct such amount from any proceeds to the Company in respect of such purchases.).

                  Section 8.14 No Third Party Beneficiaries. Nothing contained in this Agreement is intended to confer upon any Person other than the parties hereto and their respective successors and permitted assigns, any benefit, right or remedies under or by reason of this Agreement; provided, however, that the parties hereto hereby acknowledge and agree that the indemnified parties hereunder are third party beneficiaries of this Agreement.


                   REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

                  IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                        QUANTA SERVICES, INC.

                        By:
                             --------------------------------
                        Name:
                        Title:



                        FIRST RESERVE FUND IX, L.P.

                        By: First Reserve GP IX, L.P., General Partner
                        By: First Reserve G.P. IX, Inc., General Partner

                        By:
                             --------------------------------
                        Name:
                        Title:













                         SIGNATURE PAGE TO FIRST RESERVE
                           INVESTOR'S RIGHTS AGREEMENT

                                    EXHIBIT E

               CERTIFICATE OF DESIGNATION, RIGHTS, AND LIMITATIONS
                   OF THE SERIES E CONVERTIBLE PREFERRED STOCK
                            OF QUANTA SERVICES, INC.

                  Quanta Services, Inc., a Delaware corporation (the "Corporation"), certifies that pursuant to the authority conferred upon the Board of Directors of the Corporation (the "Board of Directors") by the Amended and Restated Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"), and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, as amended (the "DGCL"), the Board of Directors, on ____________, 2002, adopted the following resolution creating and issuing a series of its Preferred Stock, par value $0.00001 per share:

                  RESOLVED, that (1) pursuant to the authority conferred upon the Board of Directors of the Corporation by the Certificate of Incorporation of the Corporation, the Board of Directors hereby designates 3,918,209 shares of the preferred stock par value $0.00001 per share, of the Corporation as "Series E Convertible Preferred Stock" (the "Series E Preferred Stock"), and the powers, designations, preferences and relative, participating, optional and other rights of the Series E Preferred Stock and the qualifications, limitations and restrictions thereof, be, and the hereby are, as set forth below (the "Certificate of Designation") and (2) in connection therewith, the officers of the Corporation be, and each of them hereby is, authorized, empowered and directed on behalf of the Corporation and in its name to execute and file the Certificate of Designation with the Delaware Secretary of State:

         1. Designation. Three Million, Nine Hundred Eighteen Thousand, Two Hundred Nine (3,918,209) shares of the authorized and unissued preferred stock of the Corporation, $0.00001 par value per share, are hereby designated "Series E Convertible Preferred Stock".

         2. Dividends.

                  (a) Preferred Dividend. Subject to the immediately following sentence and Section 2(b), no dividends shall be payable on the Series E Preferred Stock. Notwithstanding the first sentence of this Section 2(a), if after the fourth (4th) anniversary of the Original Issue Date (as defined below), the Series E Preferred Stock shall not have been converted into Common Stock pursuant to Section 6 hereof, then the Series E Preferred Stock shall accrue dividends at a rate of 8.0% per annum, when and as declared by the Board of Directors, payable in shares of Series E Preferred Stock legally available for that purpose (the "Preferred Dividend"), retroactive to the Original Issue Date; provided, that the accrual of Preferred Dividends may not cause First Reserve's (as defined below) Voting Percentage to exceed the Standstill Amount (as defined in the Securities Purchase Agreement, dated as of October __, 2002, between the Corporation and First Reserve (the "Purchase Agreement")). In the event that the payment of Preferred Dividends to First Reserve causes First Reserve's Voting Percentage to exceed the Standstill Amount, the Preferred Dividends shall cease accruing for so long as First Reserve's Voting Percentage exceeds the Standstill Amount, and the Series E Preferred Stock shall accrue dividends in cash at a rate of 8.0% per annum (the "Cash Dividend"). In such event, and if in such event the Cash Dividends may not be payable under the terms of the Corporation's outstanding debt instruments, the Corporation shall make reasonable best efforts to obtain all required approvals necessary to permit the payment of the Cash Dividend. If First Reserve's Voting Percentage ceases to exceed the Standstill Amount, the Cash Dividend shall cease, and the Series E Preferred Stock shall again begin to accrue the Preferred Dividend. Upon the effectiveness of the Preferred Dividend, the Preferred Dividend on each share of Series E Preferred Stock shall be cumulative from the date of issuance of such share, whether or not earned, whether or not shares of the Corporation are legally available for therefor and whether or not declared by the Board of Directors, but such dividend shall be payable only when, as, and if declared by the Board of Directors. Subject to the rights of the holders of the Corporation's outstanding Series A Convertible Preferred Stock, par value $0.00001 per share (the "Series A Preferred Stock"), so long as any shares of Series E Preferred Stock shall be outstanding, (i) no dividend, whether in cash, stock or property, shall be paid or declared, nor shall any other distribution be made, on any shares of the common stock of the Corporation, par value $0.00001 per share (the "Common Stock"), or any other class or series of capital stock of the Corporation, (ii) nor shall any class or series of capital stock of the Corporation be redeemed, purchased or otherwise acquired for value by the Corporation (except for acquisitions of Common Stock by the Corporation pursuant to (A) agreements which permit the Corporation to repurchase such shares upon termination of services to the Corporation entered into on or before the date on which the shares of Series E Preferred Stock were first issued (the "Original Issue Date") or (B) in satisfaction of an indemnification obligation to the Corporation upon a breach by the holder of Common Stock of a representation, warranty or covenant in any agreement for the acquisition by the Corporation of a business (as defined in Rule 11-01(d) of Regulation S-X adopted by the Securities and Exchange Commission) pursuant to the Corporation's acquisition program (an "Acquisition"), in each case, until all dividends set forth in this Section 2(a) on the Series E Preferred Stock shall have been paid or declared and set apart. "Voting Percentage" has the definition set forth in the Securities Purchase Agreement. "First Reserve" means First Reserve Fund IX, L.P., a Delaware limited partnership, or a permitted transferee that is an Affiliate (as defined in the Purchase Agreement) of First Reserve under the provisions of the Investor's Rights Agreement, dated as of October __, 2002, between First Reserve and the Corporation.

                  (b) Participating Dividend. The shares of Series E Preferred Stock shall be entitled to receive, out of any funds legally available therefor, the amount of any cash or non-cash dividends or distributions declared and paid on the shares of Common Stock, as if the shares of Series E Preferred Stock had been converted immediately prior to the record date for payment of such dividends or distributions (the "Participating Dividend"); provided, however, the shares of Series E Preferred Stock shall not be entitled to receive any non-cash dividend or distribution if the number or kind of securities issuable upon conversion of the Series E Preferred Stock is adjusted under Section 7 hereof in connection therewith. The Participating Dividend on each share of Series E Preferred Stock shall be cumulative from the date of issuance of such share, whether or not earned, whether or not the Corporation has funds legally available for therefor and whether or not declared by the Board of Directors, but such dividend shall be payable only when, as, and if declared by the Board of Directors.

                  (c) Termination of Preferred and Participating Dividends. The Preferred Dividends and Participating Dividends, except accrued and unpaid Preferred Dividends and

Participating Dividends, will terminate on the date that the Series E Preferred Stock is converted into shares of the Corporation's Common Stock.

         3. Voting Rights.

                  (a) General. Except as set forth in Section 3(b) hereof, the Series E Preferred Stock shall have no voting rights.

                  (b) Veto Rights. So long as the outstanding shares of Series E Preferred Stock represent 10% or more of the Voting Securities, the approval by the vote or written consent of the holders of at least two-thirds of the then outstanding shares of Series E Preferred Stock, voting together as a single class, shall be necessary before the Corporation may:

                           (i) Authorize, issue or enter into any agreement providing for the issuance (contingent or otherwise) of (A) any authorized but unissued shares of Series E Preferred Stock or any other class or series of capital stock senior to or on par with the Series E Preferred Stock as to dividend rights or (B) any notes or debt securities containing equity features, including, without limitation, any notes or debt securities convertible into or exchangeable for equity securities, having dividend rights on par with or senior to the Series E Preferred Stock;

                           (ii) Redeem or purchase or otherwise acquire any of its capital stock, now or hereafter issued, of any class, except for
         (A) any repurchase of shares of capital stock pursuant to any employee benefit plan adopted by the Corporation and (B) any acquisition of shares of capital stock by the Corporation pursuant to agreements which permit the Corporation to repurchase such shares (1) upon termination of services to the Corporation entered into on or before the Original Issue Date or (2) in satisfaction of an indemnification obligation to the Corporation upon a breach by the holder of Common Stock of a representation, warranty or covenant in any agreement for an Acquisition;

                           (iii) Enter into a transaction or series of transactions resulting in the sale, lease, transfer or other disposition of all or substantially all of the assets of the Corporation in which the holders of the Series E Preferred Stock would receive less than the Common Stock for each share of Series E Preferred Stock held by them;

                           (iv) Liquidate, dissolve or wind up the Corporation in any form of transaction; or

                           (v) Amend the Corporation's Certificate of
         Incorporation or Bylaws or the organizational documents of a subsidiary of the Corporation (whether by merger, consolidation or otherwise (including the filing of, or amending, a certificate of designation)), in each case as amended, or file with any governmental authority any resolution of the Board of Directors containing in each case any provisions that would adversely affect or otherwise impair the voting powers, preferences or other special rights or privileges, qualifications, limitations or restrictions of the Series E Preferred Stock (including, without limitation, an amendment or resolution to increase the number of directors of the Corporation to a number greater than 12).

         4. Liquidation, Dissolution or Winding Up; Redemption.

                  (a) Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Corporation, voluntary or otherwise, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series E Preferred Stock unless, prior thereto, the holders of shares of Series E Preferred Stock shall have received an amount per share (the "Series E Liquidation Preference") equal to the greater of (i) the initial purchase price of the Series E Preferred Stock plus any accrued Preferred Dividends that would have accrued pursuant to Section 2(a) hereof had such provision applied, and (ii) the amount payable if such Series E Preferred Stock had been converted into Common Stock immediately prior to any such liquidation, dissolution or winding up. In the event, however, that there are not sufficient assets available to permit payment in full of the Series E Liquidation Preference and the liquidation preferences of all other classes and series of stock of the Corporation, if any, that rank on a parity with the Series E Preferred Stock in respect thereof, then the assets available for such distribution shall be distributed ratably to the holders of the Series E Preferred Stock and the holders of such parity shares in proportion to their respective liquidation preferences. Neither the merger or consolidation of the Corporation into or with another corporation or other entity nor the merger or consolidation of any other corporation or other entity into or with the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation for purposes of this Section 4.

                  (b) Redemption.

                           (i) So long as any shares of Series E Preferred Stock are outstanding, the occurrence of (A) an Approved Sale, (B) the fifth
         (5th) anniversary of the Original Issue Date or (C) an underwritten public offering lead managed by a nationally recognized investment bank pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, covering the offering and sale of Voting Securities in which net proceeds received by the Corporation in such public offering, after all costs and expenses, including without limitation, underwriting discounts and commissions, equals or exceeds $215,000,000, and in which the price per share to the public is at least $4.40 (a "Qualified Financing"), shall be a redemption event ("Redemption Event"). Upon the approval by vote or written consent of the holders of at least a majority of the then outstanding shares of Series E Preferred Stock, an Approved Sale or Qualified Financing shall not be deemed to be a Redemption Event within the meaning of this
         Section 4(b). Upon the occurrence of a Redemption Event, if the Corporation or the holder(s) of a majority of the outstanding Series E Preferred Stock give written notice to the other (in accordance with Section 4(b)(ii) below) that such party intends to request redemption, the shares of Series E Preferred Stock shall be redeemed by the Corporation, and the holder of each share of Series E Preferred Stock shall be entitled to receive the Series E Redemption Amount (as defined below). The term "Approved Sale" shall mean (i) any sale, transfer, issuance or redemption or series of sales, transfers, issuances or redemptions (or any combination thereof) of shares of the Corporation's capital stock by the holders thereof or the Corporation, or any merger, consolidation, reclassification or other transaction, which results in any person or entity or group of affiliated persons or entities (other than the owners of the Corporation's capital stock (on a fully diluted basis) immediately prior to any such transaction or series of transactions) beneficially owning, directly or indirectly more than 50% of, respectively, the then outstanding equity securities, or the combined voting power of the then outstanding capital stock entitled to vote generally in the election of the Board of Directors, or (ii) a sale or other transfer of all or substantially all of the assets of the Corporation and its Subsidiaries on a consolidated basis in any transaction or series of related transactions (other than sales in the ordinary course of business) as the case may be, which is approved by a majority of the directors of the Corporation not designated by the holder(s) of the Series E Preferred Stock. The term "Subsidiary" shall mean any person or entity of which securities or other ownership interests representing more than 50% of the ordinary voting power or equity interests of such person or entity are at the time owned or controlled, directly or indirectly, by the Corporation.

                           (ii) If a Qualified Financing or Approved Sale is intended to occur, the Corporation will notify each holder of Series E Preferred Stock in writing of such pending event no less than 10 days prior to the consummation thereof. Such notice will describe the material terms and conditions of such event (including, but not limited to, the amount and nature of the total consideration to be paid in connection therewith). The holder(s) of the Series E Preferred Stock shall be entitled to receive an amount per share (the "Series E Redemption Amount") equal to the higher of (i) the Original Issue Price (calculated assuming the accrual of dividends from the Original Issue
         Date), or (ii) an amount equal to the product of the then-current market price of a share of Common Stock (on any national securities exchange on which the Common Stock is then listed, or if the Common Stock is not then so listed, as determined in the good faith judgment of the Corporation's board of directors) multiplied by the number of shares of Common Stock that would have been received by the holder(s) of the Series E Preferred Stock upon conversion of the Series E Preferred Stock into Common Stock, taking into account all accrued Preferred Dividends. The "Original Issue Price" of the Series E Preferred Stock shall equal the purchase price originally paid with respect to each share plus accrued and unpaid dividends (as adjusted for any stock dividends, combinations, splits and the like with respect to such shares). The right of redemption set forth in this Section 4(b) shall terminate upon the conversion of the Series E Preferred Stock into Common Stock. The right of the holder(s) of the Series E Preferred Stock to receive the Redemption Amount shall be explicitly subordinate to the Corporation's obligations pursuant to the terms of any indebtedness, whether secured or unsecured.

         5. Ranking. The Series E Preferred Stock shall rank equally with the Series A Preferred Stock as to the distributions of assets upon liquidation, dissolution or winding up and shall rank senior to the Common Stock on such matter.

         6. Conversion. The Corporation and holders of the Series E Preferred Stock shall have, and be subject to, the conversion rights as follows (the "Conversion Rights"):

                  (a) Right to Convert. Subject to and in compliance with the provisions of this Section 6, any shares of Series E Preferred Stock may, at the option of the holder or the Corporation, be converted at any time following the Convertibility Date (as defined below) into fully paid and nonassessable shares of Common Stock; provided, that if the Corporation enters into a definitive agreement with respect to a Change of Control (as defined below) transaction within 60 days following the date of issuance of the Series E Preferred Stock, then the Series E Preferred Stock shall not be deemed to be convertible (or to have been converted) into Common Stock for purposes of the per share Common Stock consideration payable in connection with such Change of Control transaction; provided, further, that in the event of a Change of Control transaction within the period as specified in the proviso immediately prior to this proviso, the holder of the Series E Preferred stock shall be entitled upon consummation of such transaction to a cash payment equal to the Original Issue Price (calculated assuming the accrual of dividends from the Original Issue Date). The number of shares of Common Stock to which a holder of Series E Preferred Stock shall be entitled upon conversion by the holder shall be the product obtained by multiplying the Series E Preferred Stock Rate then in effect (determined as provided in Section 6(b)(iii)) times the number of shares of Series E Preferred Stock being converted by such holder. Any conversion of Series E Preferred Stock pursuant to this Section 6 shall, in the case of a conversion requested by a holder of Series E Preferred Stock, be for all, and not less than all, of the shares of Series E Preferred Stock held by such holder and, in the case of a conversion requested by the Corporation, be for all, and not less than all, of the outstanding Series E Preferred Stock.

                  (b) Certain Definitions and Determinations. As used in Section 6, the following terms shall have the following meanings:

                           (i) "Change of Control" shall be deemed to have occurred if (i) any Person acquires, directly or indirectly, the beneficial ownership of any voting security of the Corporation and immediately after such acquisition such person is, directly or indirectly, the beneficial owner of voting securities representing 50% or more of the total voting power of all the then outstanding voting securities of the Corporation entitled to vote generally in the election of directors; or (ii) individuals who on the initial issuance of the Series E Preferred Stock constitute the Corporation's Board of directors, or their successors approved in accordance with the terms below, cease for any reason to constitute at least a majority thereof, unless the election or nomination for the election by the Corporation's stockholders of each new director was approved by vote of at least 2/3rds of the directors then still in office who were directors on the initial issuance of the Series E Preferred Stock or their successors approved in accordance with the terms hereof.

                           (ii) "Closing Price" means on any particular date (A) the last sale price per share of the Common Stock on such date on the principal stock exchange on which the Common Stock has been listed or, if there is no such price on such date, then the last sale price on such exchange on the date nearest preceding such date, (B) if the Common Stock is not listed on any stock exchange, the final bid price for a share of Common Stock in the over-the-counter market, as reported by the National Association of Securities Dealers Automated Quotation System ("NASDAQ") at the close of business on such date, or the last sales price if such price is reported and final bid prices are not available, (C) if the Common Stock is not quoted on the NASDAQ, the bid price for a share of Common Stock in the over-the-counter market as reported by the National

         Quotation Bureau Incorporated (or any similar organization or agency succeeding to its functions of reporting prices), or (D) if the Common Stock is no longer publicly traded, as determined by an investment banking firm selected in good faith by the Board of Directors based upon the price that would be paid by a willing buyer of the shares at issue, in a sale process designed to maximize value and attract a reasonable number of participants to provide a fair determination of such value, provided, that none of the transactions related to the foregoing shall include purchases by any "affiliate" (as defined in Rule 12b-2 under the Securities Act of 1933) of the Corporation.

                           (iii) The conversion rate in effect at any time for conversion of the Series E Preferred Stock (the "Preferred Stock Rate") shall be the quotient obtained by dividing the Original Issue Price (as defined above) by the Conversion Price, calculated as provided in
         Section 6(b)(v).

                           (iv) "Convertibility Date" means the later of (i) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, in respect of the transactions contemplated by the Purchase Agreement, and
         (ii) such time as the Corporation's stockholders have approved the conversion rights of the Series E Preferred Stock, including the issuance of Common Stock upon the conversion thereof.

                           (v) The conversion price shall initially be $[____] [INSERT THE PER PREFERRED SHARE PURCHASE PRICE DIVIDED BY 10] (the "Conversion Price"). The initial Conversion Price shall be adjusted from time to time in accordance with the provisions of Section 7. All references to the Conversion Price herein shall mean the Conversion Price as so adjusted.


                  (c) Automatic Conversion Prior to Liquidation. In the event of a liquidation of the Corporation, the Conversion Rights shall be automatically exercised at the close of business on the first full business day preceding the date fixed for the payment of any amounts distributable on liquidation to the holders of Common Stock.

                  (d) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series E Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series E Preferred Stock by a holder shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fractional share of Common Stock multiplied by the Closing Price of the Common Stock on the business day immediately prior to the date on which conversion is deemed to occur (as determined in subsection 6(e)(ii) below).

                  (e) Mechanics of Conversion.

                           (i) In order for a holder of Series E Preferred Stock to convert shares of Series E Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Series E Preferred Stock, at the office of the transfer agent for the Series E Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series E Preferred Stock represented by such certificate or certificates. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued.

                           (ii) If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. Provided that the certificates of the Series E Preferred Stock have been surrendered as provided above, the Corporation shall, as soon as practicable, issue and deliver at such office to such holder of Series E Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled, together with cash in lieu of any fraction of a share. In the event less than all shares represented by such certificate are converted, a new certificate shall be issued by the Corporation representing the unconverted shares. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Series E Preferred Stock to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

                  (f) Reservation of Common Stock. The Corporation shall, at all times when the Series E Preferred Stock shall be outstanding, reserve and keep available (free from preemptive rights) out of its authorized but unissued stock, for the purpose of issuing upon conversion of the Series E Preferred Stock, such number of shares of Common Stock as shall then be issuable upon the conversion of all outstanding Series E Preferred Stock. All shares of Common Stock so issuable shall, upon issuance, be duly and validly issued and fully paid and nonassessable. Before taking any action that would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series E Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

                  (g) Notices. Any notice required herein shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient; if not, then on the next business day,
(iii) five business days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

                  (h) Payment of Taxes. The Corporation will pay all taxes (other than taxes based upon income or gross receipts) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series E Preferred Stock, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series E Preferred Stock so converted were registered.

         7. Antidilution Adjustments. The number and kind of securities issuable upon the conversion of the Series E Preferred Stock shall be subject to adjustment, without duplication, from time to time upon the happening of certain events occurring on or after the Original Issue Date as follows:

                  (a) Adjustment for Stock Splits and Combinations. In case the Corporation shall (i) subdivide its outstanding Common Stock into a greater number of shares, (ii) combine its outstanding Common Stock into a smaller number of shares, (iii) pay a dividend or make a distribution on its outstanding Common Stock in shares of its capital stock or (iv) issue by reclassification of its outstanding Common Stock (whether pursuant to a merger or consolidation or otherwise) any other shares of capital stock of the Corporation, the Series E Preferred Stock surrendered for conversion after the record date fixed by the Board of Directors for such subdivision, combination, dividend, distribution or reclassification shall be entitled to receive the aggregate number and kind of shares of capital stock of the Corporation that, if this Series E Preferred Stock had been converted immediately prior to such record date at the Conversion Price then in effect, such holder would have been entitled to receive by virtue of such subdivision, combination, dividend, distribution or reclassification; and the Conversion Price shall be deemed to have been adjusted after such record date to apply to such aggregate number and kind of shares. Such adjustment shall be made successively whenever any of the events listed above shall occur.

                  (b) Adjustment for Dividends and Distributions. In case the Corporation shall pay a dividend or make a distribution on any class of capital stock of the Corporation in shares of Common Stock, the Conversion Price in effect immediately prior to the record date for the determination of stockholders entitled to receive such dividend or distribution shall be reduced by multiplying such Conversion Price by a fraction of which (A) the numerator shall be the number of shares of Common Stock outstanding at the close of business on the day immediately prior to such record date and (B) the denominator shall be the sum of such number of shares and the total number of shares issued in such dividend or other distribution.

                  (c) Adjustment for Rights to Acquire Common Stock Below Market Price. Subject to Section 7(m) below, in case the Corporation shall issue to all holders of Common Stock rights or warrants entitling them to subscribe for or purchase Common Stock at a price per share less than the current market price per share (as determined pursuant to Section 7(h) below), the Conversion Price in effect from and after the record date therefor shall be reduced so that it shall equal the price determined by multiplying the Conversion Price in effect immediately prior to such record date by a fraction, of which (i) the numerator shall be the number of shares of Common Stock outstanding on such record date plus the number of shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so offered for subscription or purchase would purchase at such current market price and (ii) the denominator shall be the number of shares of Common Stock outstanding on such record date plus the number of additional shares of Common Stock so offered for subscription or purchase. For the purpose of this Section 7(c), the issuance of rights or warrants to subscribe for or purchase securities convertible into Common Stock shall be deemed to be the issuance of rights or warrants to purchase the Common Stock into which such securities are convertible (without regard to any antidilution provision contained therein for a subsequent adjustment of such number) at an aggregate offering price equal to the aggregate offering price of such securities plus the minimum aggregate amount (if any) payable upon (or in connection with) the exercise of such securities for Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. In case such rights or warrants are not issued after such a record date has been fixed, the Conversion Price shall be readjusted to the Conversion Price which would have been in effect if such record date had not been fixed.

                  (d) Adjustment for Distribution of Debt or Assets. In case the Corporation shall distribute to all holders of Common Stock (whether pursuant to a merger or consolidation or otherwise) evidences of its indebtedness or assets (excluding shares of capital stock of the Corporation and cash dividends out of retained earnings), or rights to subscribe for Common Stock at a price less than the current market price per share (excluding those referred to in Section 7(c) above), then in each such case the Conversion Price in effect from and after the record date therefor shall be adjusted so that it shall equal the price determined by multiplying the Conversion Price in effect immediately prior to such record date by a fraction, of which (i) the numerator shall be the current market price per share (determined as provided in Section 7(h) below) of the Common Stock on such record date less the fair market value (as determined by the Board of Directors, whose determination in good faith shall be conclusive) of the portion of the evidences of indebtedness or assets so distributed or of such rights to subscribe applicable to one share of Common Stock and (ii) the denominator shall be such current market price per share of Common Stock. Such adjustment shall be made successively whenever any such a record date is fixed. In case such distribution is not made after such a record date has been fixed, the Conversion Price shall be readjusted to the Conversion Price which would have been in effect if such record date had not been fixed.

                  (e) Adjustment for Sales of Common Stock Below Market Price (But Above Conversion Price). If the Corporation shall issue any additional shares of Common Stock (other than as provided in Sections 7(a) through 7(d) above) at a price per share less than the current market price per share of Common Stock but above the Conversion Price in respect of the Series E Preferred Stock, then the Conversion Price shall be adjusted to the price determined by multiplying the Conversion Price by a fraction of which (i) the numerator shall be (A) the sum of (1) the number of shares of Common Stock outstanding immediately prior to the issuance of such additional shares of Common Stock multiplied by the current market price and (2) the consideration, if any, received and deemed received by the Corporation upon the issuance of such additional shares of Common Stock (B) divided by the total number of shares of Common Stock outstanding immediately after the issuance of such additional shares of Common Stock, and (ii) the denominator shall be the current market price.

                  (f) Adjustment for Sales of Common Stock Below Conversion Price. If the Corporation shall issue any additional shares of Common Stock (other than as provided in

Sections 7(a) through 7(e) above) at a price per share less than the Conversion Price, then the Conversion Price shall be adjusted to the price determined by multiplying the Conversion Price times a fraction of which (i) the numerator shall be (A) the sum of (1) the number of shares of Common Stock outstanding immediately prior to the issuance of such additional shares of Common Stock multiplied by the Conversion Price and (2) the consideration, if any, received and deemed received by the Corporation upon the issuance of such additional shares of Common Stock (B) divided by the total number of shares of Common Stock outstanding immediately after the issuance of such additional shares of Common Stock, and (ii) the denominator shall be the Conversion Price.

                  (g) Certain Determinations.

                           (i) In case the Corporation shall issue any security or evidence of indebtedness that is convertible into or exchangeable for Common Stock ("Convertible Security"), or any warrant, option or other rights to subscribe for or purchase Common Stock or any Convertible Security (together with Convertible Securities, "Common Stock Equivalent"), or if, after any such issuance, the price per share for which such additional shares of Common Stock may be issuable thereunder is amended, then, for purposes of Sections 7(e) and (f), (A) the maximum number of additional shares of Common Stock issuable pursuant to all such Common Stock Equivalents (without regard to any antidilution provision contained therein for a subsequent adjustment of such number) shall be deemed to have been issued as of the earlier of
         (1) the date on which the Corporation shall enter into a firm contract for the issuance of such Common Stock Equivalent or (2) the date of actual issuance of such Common Stock Equivalent, and (B) the aggregate consideration for such maximum number of additional shares of Common Stock shall be deemed to be the minimum consideration received and receivable by the Corporation for the issuance of such additional shares of Common Stock pursuant to such Common Stock Equivalent. No adjustment of the Conversion Price shall be made under this paragraph upon the issuance or deemed issuance of any shares of Common Stock pursuant to the exercise of any conversion or exchange rights of any Convertible Security or pursuant to the exercise of any warrants, options, or other subscription or purchase rights, if any adjustments shall previously have been made in the Conversion Price then in effect upon the issuance of such Convertible Securities, warrants, options or other rights pursuant hereto.

                           (ii) The following provisions shall be applicable to making of adjustments in the Conversion Price hereinbefore provided in Sections 7(c), (d), (e) and (f):

                                    (A) The consideration received by the
                           Corporation shall be deemed to be the following:

                                             (1) (x) To the extent that any
                                    additional shares of Common Stock or any Common Stock Equivalents shall be issued for cash consideration, the consideration received by the Corporation therefor, or,
                                    (y) if such additional shares of Common
                                    Stock or Common Stock Equivalents are
                                    offered by the

                                    Corporation for subscription, the
                                    subscription price, or, (z) if such
                                    additional shares of Common Stock or Common
                                    Stock Equivalents are sold to underwriters or dealers for public offering without a subscription offering, the initial public offering price, in any such case excluding any amounts paid or receivable for accrued interest or accrued dividends and without deduction of any compensation, discounts, commissions or expenses paid or incurred by the Corporation for and in the underwriting of, or otherwise in connection with, the issue thereof;

                                             (2) To the extent that such
                                    issuance shall be for a consideration other than cash, then, except as herein otherwise expressly provided, the fair market value of such consideration at the time of such issuance as determined in good faith by the Board of Directors. In any case in which the consideration to be received or paid shall be other than cash, the Board of Directors of the Corporation shall notify promptly each holder of the Series E Preferred Stock of its determination of the fair market value of such consideration;

                                             (3) The consideration for any
                                    additional shares of Common Stock issuable pursuant to any Common Stock Equivalents shall be the consideration received by the Corporation for issuing such Common Stock Equivalents, plus the additional consideration payable to the Corporation upon the exercise, conversion or exchange of such Common Stock Equivalents; and

                                             (4) In case of the issuance at any
                                    time of any additional shares of Common
                                    Stock or Common Stock Equivalents in payment or satisfaction of any dividend upon any class of stock other than Common Stock, the Corporation shall be deemed to have received for such additional shares of Common Stock or Common Stock Equivalents a consideration equal to the amount of such dividend so paid or satisfied.

                                    (B) Upon the expiration of the right to
                           convert, exchange or exercise any Common Stock Equivalent the issuance of which effected an adjustment in the Conversion Price, if any such Common Stock Equivalent shall not have been converted, exercised or exchanged, (1) the number of shares of Common Stock deemed to be issued and outstanding by reason of the fact that they were issuable upon conversion, exchange or exercise of any such Common Stock Equivalent shall no longer be computed as set forth above, (2) the Conversion Price shall forthwith be readjusted and thereafter be the price which it would have been (but reflecting any other adjustments in the Conversion Price made pursuant to the provisions of this Section 7 after the issuance of such Common Stock Equivalent) had the adjustment of the Conversion Price made upon the issuance or sale of such Common Stock Equivalent been made on the basis of the issuance only of the number of additional shares of Common Stock actually issued upon exercise, conversion or exchange of such Common Stock Equivalent, and (3) thereupon only the number of additional shares of Common Stock actually so issued shall be deemed to have been issued and only the consideration actually received by the Corporation (computed as in clause (A) above) shall be deemed to have been received by the Corporation.

                           (iii) The number of shares of Common Stock at any time outstanding shall not include any shares thereof then directly or indirectly owned or held by or for the account of the Corporation or its subsidiaries.

                           (iv) No adjustments of the Conversion Price shall be made pursuant to Sections 7(c), (e) and (f) upon the issuance of shares of Common Stock that are issued pursuant to (x) any employee benefit plan, program or policy approved by the Board of Directors of the Corporation, including thrift plans, stock purchase plans, stock bonus plans, stock options plans, employee stock ownership plans or other incentive or profit sharing arrangements, for the benefit of employees, officers or directors of the Corporation or its "affiliates" (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) or (y) Acquisitions made by the Corporation.

                  (h) Current Market Price. For the purpose of any computation under Sections 7(c), (d) and (e) above, the current market price shall be deemed to be the following:

                           (i) With respect to a bona fide underwritten public offering, the offering price agreed to by the underwriter;

                           (ii) With respect to binding agreements made by the Corporation to issue shares of Common Stock for a price that is (A) determined as of the date of the agreement with reference to a market price contemporaneous with the date of the binding agreement and (B) without full adjustment to the Closing Price on the day of issuance, the price as determined by such binding agreement; or

                           (iii) With respect to all other situations, the average of the daily Closing Prices for 30 consecutive trading days commencing 45 trading days before the date in question.

                  (i) Deferral of Share Issuance. In any case in which this
Section 7 shall require that an adjustment as a result of any event becomes effective from and after a record date, the Corporation may elect to defer until after the occurrence of such event (i) issuing to the holder of Series E Preferred Stock converted after such record date and before the occurrence of such event the additional shares of Common Stock issuable upon such conversion over and above the shares issuable on the basis of the Conversion Price in effect immediately prior to adjustment and (ii) paying to such holder any amount in cash in lieu of a fractional share of Common Stock pursuant to Section 6(d) above. In lieu of the shares the issuance of which is deferred pursuant to this
Section 7(i), the Corporation shall issue or cause a transfer agent to issue due bills or other appropriate evidence of the right to receive such shares promptly after the occurrence of such event.

                  (j) De Minimis Adjustments. Any adjustment in the Conversion Price otherwise required by this Section 7 to be made may be postponed until the date of the next adjustment otherwise required to be made if such adjustment (together with any other adjustments postponed pursuant to this Section 7 and not theretofore made) would not require an increase or decrease of more than 1% in such price, but in the case of an adjustment required as a result of a dividend or distribution on any class of capital stock of the Corporation in shares of Common Stock, such adjustment must be made no later than the earlier of (a) 3 years after the date of the stock dividend or distribution or (b) the date as of which the aggregate stock dividends or distributions for which adjustment of the Conversion Price has not previously been made total at least 3% of the issued and outstanding capital stock of the Corporation with respect to which such stock dividends or distributions were made. All calculations under this Section 7 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be.

                  (k) Applicability to Other Shares. In case at any time, as a result of an adjustment made pursuant to Section 7(a)(iii) or (iv) above, the holders of the Series E Preferred Stock thereafter surrendered for conversion shall become entitled to receive any shares of capital stock of the Corporation other than Common Stock, the number and kind of such other shares so receivable upon conversion of Series E Preferred Stock shall thereafter be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in clauses (a) to (g), inclusive, above, and the other provisions of this Section 7 with respect to the Common Stock shall apply on like terms to any such other shares.

                  (l) Board Determinations. The Board of Directors may make such reductions in the Conversion Price, in addition to those required by this
Section 7, as shall be determined by the Board of Directors to be advisable to avoid taxation so far as practicable of any dividend of stock or stock rights or any event treated as such for federal income tax purposes to the recipients. The Board of Directors shall have the power to resolve any ambiguity or correct any error in this Section 7, and (absent manifest error by the Board of Directors) its action in so doing shall be final and conclusive.

                  (m) Rights Plan. With respect to any stockholder rights plan (the "Rights Plan") pursuant to which "rights" would be issued or issuable to stockholders of the Corporation, no adjustment shall be made to the Conversion Price as a result of such Rights Plan in the event that an appropriate amount of "rights" are either (i) reserved for issuance in connection with the issuance of Conversion Shares to the holders of Series E Preferred Stock or (ii) are issued to holders of Series E Preferred Stock on an as converted basis. Unless rights are so issued pursuant to clause (ii) of this Section 7(m), if and when the rights become exercisable, an appropriate adjustment to the Conversion Price in accordance with the terms of the Rights Plan shall be made pursuant to this
Section 7.

                  (n) Notices of Adjustment. In each case of an adjustment or readjustment of the Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of shares of Series E Preferred Stock, if the Series E Preferred Stock is then convertible pursuant to Section 6, the Corporation, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall deliver such certificate to each registered holder of Series E Preferred Stock. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including (without limitation) a statement of (i) the consideration received or deemed to be received by the Corporation for any additional securities issued or sold or deemed to have been issued or sold, (ii) the Conversion Price at the time in effect, (iii) the number of additional securities and (iv) the type and amount, if any, of other property which at the time would be received upon conversion of the Series E Preferred Stock.

                  (o) Notices of Record Date. Upon the fixing by the Board of Directors of a record date for the purpose of determining the holders of any class of securities who are entitled to receive any dividend or other distribution, including, but not limited to in connection with any capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation with or into any other corporation, or any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall send to each holder of the Series E Preferred Stock at least 20 calendar days prior to the record date specified therein a notice specifying (A) the record date for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up.


                 THE REMAINDER OF THIS PAGE INTENTIONALLY BLANK.

         IN WITNESS WHEREOF, QUANTA SERVICES, INC. has caused this Certificate of Designation to be executed on its behalf by its President, and attested to by its Secretary _____, this _______day of ________, 2002.

                                        QUANTA SERVICES, INC.



                                        By:
                                           ----------------------------------

                                        Name:
                                             --------------------------------

                                        Title:
                                              -------------------------------




         THE UNDERSIGNED, the Secretary of Quanta Services, Inc. hereby acknowledges, in the name and on behalf of said corporation, the foregoing Certificate of Designation to be the corporate act of said corporation and further certifies that, to the best of his knowledge, information and belief, the matters and facts set forth therein with respect to the approval thereof or otherwise required to be verified under oath are true in all material respects, under the penalties of perjury.


                                        By:
                                           ----------------------------------

                                        Name:  Dana Gordon

                                        Title: Vice President, Secretary and
                                               General Counsel










                                SIGNATURE PAGE TO
                           CERTIFICATE OF DESIGNATION